

UNITED DEFENSE INDUSTRIES, INC.

United Defense

Partners in Defense

Partners in Defense



Immediate right: "Pulling Together for Freedom" was painted by United Defense employee Darlene Johnson to commemorate a key milestone during Operation Iraqi Freedom – U.S. Marines using an M88A2 HERCULES Recovery Vehicle to help Iraqi citizens pull down the statue of Saddam Hussein in Baghdad on April 9, 2003. The original painting was presented by Johnson to President George W. Bush during his visit to our Santa Clara, California, facility in May.

Far right: Three battalions of M109A6 Paladins, the Army's 155mm self-propelled howitzer, fired some of the first salvos of the ground campaign and ultimately more than 13,000 rounds, day and night, in all types of weather in support of the Army's Third Infantry Division.

United Defense



Sales
(dollars in millions)

03	$2,052.60
02	$1,725.30
01	$1,318.50
00	$1,183.90

PBT
(dollars in millions)

03	$215.25
02	$149.73
01	$14.68
00	$24.85

Fully Diluted Earnings per Share
(after extraordinary item, in dollars)

03	$2.66
02	$2.55
01	$0.20
00	$0.44

Cash Flow*
(dollars in millions)

03	$180.20
02	$156.50
01	$67.90
00	$76.20

dear shareholders

In 2003, United Defense was called upon to deliver superior performance to the United States Armed Forces and its allies. United Defense is proud to have supported America's brave soldiers, sailors and Marines as they fought in Operation Iraqi Freedom and answered the nation's call throughout the world.

In fierce desert and urban battles, combat vehicles built by United Defense, including Bradley Fighting Vehicles and Marine Corps Amphibious Assault Vehicles, played a critical role in Saddam Hussein's defeat, while our employees provided field service support in Iraq as embedded volunteers in the combat zone. In the months preceding the war, our United States Marine Repair shipyards prepared American cruisers, transport ships and other naval vessels for rapid deployment to the Persian Gulf. When the first missiles were fired on Baghdad, they came from launchers that United Defense helped produce and install on the U.S. Navy cruiser USS Cape St. George. A most memorable moment came when a United Defense-built HERCULES tank recovery vehicle pulled down the statue of Saddam Hussein.

Off the battlefield, United Defense is partnering for the future with industry and government on projects that are developing breakthrough technology to protect America and its values in the future. The Advanced Gun System and a new vertical launching system for the U.S. Navy, and manned and robotic vehicles for the U.S. Army's Future Combat Systems program, are our largest development programs.

The hard work of United Defense employees received the highest praise from the President of the United States when he visited employees in San Jose to thank them and to say, "You do a lot to keep the American armed forces on the leading edge of technological change here at United Defense and I want to thank you for that. You not only help save lives but you're an agent for peace." A few of their stories are told on the pages of this report.

We are proud of United Defense's outstanding performance as a collaborative and dependable supplier to our defense customers as they protect our nation and its allies from hostile threats and enemies. Our success in meeting or exceeding the expectations of our customers helped United Defense achieve record revenues in 2003, our second year as a public company.

Here's a snapshot of our financial performance:

- Sales increased 19 percent to $2.05 billion from $1.73 billion in 2002, fueled primarily by the strong performance of United States Marine Repair.
- Net income for the year rose 4.5 percent to $140.6 million, or $2.66 per share on a fully diluted basis, from $134.5 million, or $2.55 per share fully diluted in 2002.
- United Defense achieved earnings growth, despite the fact that the company's provision for income taxes in 2003 increased to $74.6 million from $15.2 million in 2002. The sharply higher tax expense was primarily due to the expiration of net operating loss carry-forwards, which largely offset our income tax expense in 2002.
- United Defense finished the year with a fully funded order backlog of $2.1 billion, a year-end record that gives the company a solid business foundation for 2004.
- The company reported robust free cash flow of $180.2 million for 2003. Our free cash flow is defined as cash from operations less capital expenditures.



President George W. Bush visited our Santa Clara, California, development center May 2, where he recognized the commitment of United Defense employees to the defense of the nation. "Thank you for your contribution to making the world a more peaceful and free place... The technologies and products developed here at United Defense have made our military second to none," the President said.







The Four Critical Dimensions of Our Success

Our company's success in 2003 was driven by our ability to excel in four critical business dimensions:

1. We delivered superb program execution, leading to higher customer satisfaction;
2. We were a recognized leader in new product development;
3. We maintained a strong international business with U.S. allies; and
4. We reaped the benefits of our acquisition strategy.

In addition to President Bush's visit, there were many highlights in 2003. The following successes in each of these four business dimensions illustrate what made this a solid year. You'll find more details about our accomplishments in the remainder of this annual report.

Program Execution

Throughout the year, United Defense created greater value for customers through our continuous focus on quality, lean manufacturing and on time, on budget delivery. We are pleased to report that the company's employees responded quickly to fill urgent requirements across our broad offering of services, equipment and spare parts.

We are particularly proud of the three dozen employees who volunteered to deploy to the Iraqi theater, embedded with the troops, in order to maximize the operational readiness of hundreds of United Defense vehicles in the combat force. In several cases, our people rode with commanders all the way to Baghdad. When replacement track was needed in Iraq because of the tremendous wear and tear on Army and Marine Corps vehicles, our forging plant in Anniston, Alabama, hired additional workers and expanded to three-shift operations, 24 hours a day, to meet the heavy demand for combat vehicle track.

United States Marine Repair generated sales of $545 million for the entire year and was the main driver in our overall revenue growth in 2003. USMR started the year with two multi-ship, multi-year contracts for dock landing ships that supported the Marine Corps deployment to the Middle East. USMR produced a strong first full year performance with a fourth quarter surge and is well positioned to compete aggressively for future contracts with an added dry dock in Norfolk, Virginia, and an increased presence in Pearl Harbor, Hawaii.

While we continue to maintain solid revenues from our Navy missile launcher and Mk45 gun production and overhaul businesses, our latest success has been with the selection by the Coast Guard of the Bofors Defence 57mm Mk3 medium caliber gun for the Coast Guard's new ships. The Navy has also expressed interest in this gun for its new ships.

Our company-wide initiatives to implement lean manufacturing techniques have produced immediate results from our Navy missile launcher and canister lines to our Bradley Fighting Vehicle production lines.

The U.S. Congress recognized the importance of maintaining the strength of the Current Force and approved a Fiscal Year 2004 budget that included $221 million for Bradley upgrades, nearly $50 million for various Navy programs at our facility in Louisville, Kentucky, $17.5 million for M113 upgrades, and continued funding of the Marine Corps' amphibious assault vehicle upgrade program.



An M88A2 HERCULES Recovery Vehicle rolls ashore in Kuwait during Operation Iraqi Freedom.

In recognition of our superb program execution, United Defense received performance award fees in 2003 from the U.S. Navy and U.S. Army for exceptional results in Navy ordnance programs and the Army's Non Line-of-Sight Cannon program. The company's reputation for program execution resulted in $2.1 billion in new orders for our two core businesses: Defense Systems and Ship Repair and Maintenance.

New Product Development

New product development holds the key to the future of United Defense and to enhancing the capabilities of the Army's and Navy's current and future force. As a key member of the Navy's new DD(X) destroyer development team, our successful work during design and readiness reviews has resulted in approval for us to proceed with the materiel ordering and fabrication of the first model of the 155mm advance gun, a major weapon system on the ship. We also received approval to proceed with the detailed design for another primary weapon for the DD(X), the Navy's new Advanced Vertical Launching System, which we are developing in partnership with Raytheon and Northrop Grumman.

The Army is undergoing a similar transformation with its investment in the Future Combat Systems (FCS) program. In December 2003, the company scored a major victory with the receipt of a $2 billion contract – the largest in our history – from The Boeing Company to form an integrated design team with General Dynamics Land Systems to develop FCS manned ground vehicles. Under the contract, United Defense was specifically contracted to develop five of the FCS ground vehicles including the Non Line-of-Sight Mortar, an Infantry Carrier Vehicle, a Medical Vehicle, a Maintenance-and-Recovery Vehicle, and the Non Line-of-Sight Cannon, which the Army has identified as critical and integral to the program.

In addition, United Defense is playing a key role in developing system concepts for two variants of the Armed Robotic Vehicle, an unmanned 5-ton remotely operated system.

Other ongoing projects include the development of an Integrated Active Protection system for combat vehicles, demonstrating the first-ever ability to defeat incoming missile threats while the vehicle is on the move. A contract to build add-on armor for the Army's latest combat vehicle, the Stryker, enabled us to further advance our position as a leading provider of survivability solutions. We continue to advance our capabilities in light-weight composite materials for future systems.

International Business

United Defense is partnering with U.S. allies through our strong international operations. A big success story in 2003 was the exemplary performance of FNSS, our Turkish joint venture, which has been producing new combat vehicles for two U.S. allies, Turkey and Malaysia. FNSS improved its profitability last year while taking significant actions to remain on schedule and below budget.

Our expertise and strength in smart ammunition continues to gain momentum through our Swedish subsidiary, Bofors Defence, a world leader in precision munitions. Bofors provides smart munitions for its two major gun systems, the 57mm and the 40mm. In partnership with Giat, Bofors has designed and developed and is now in production of a 155mm sensor-fused artillery round designed to defeat armored vehicles. During the year, Bofors continued to partner with Raytheon on the next generation of ammunition known as the Excalibur program, a GPS-guided 155mm artillery round that will enhance the precision of Army gun systems. Overall, sales from customers outside the U.S. generated 22 percent of United Defense's revenue in 2003.



United Defense field service personnel Aaron Hill and Bob Edw were two of more than 30 company representatives in theater serving the needs of our armed forces, assuring that Bradleys, Command and Control Vehicles, and other systems were fully operational, helping our soldiers complete their missions.

Acquisition Strategy

United Defense has benefited greatly from the acquisition of United States Marine Repair in mid-2002, which expanded our partnership with the U.S. Navy and added balance to our business portfolio.

To further strengthen the Ship Repair and Maintenance business, United Defense announced in January 2004 an agreement to acquire the U.S. Navy ship repair business of Honolulu Shipyard, Inc. The acquisition is expected to be completed during the first quarter of 2004, positioning USMR as the largest private supplier of ship repair and overhaul services for naval vessels stationed in Pearl Harbor, Hawaii, the Navy's third-largest homeport.

Looking ahead, United Defense has the financial flexibility to pursue growth options that would build upon and complement our core capabilities. Our recent acquisition of Kaiser Compositek is exactly such a fit. This newest addition to UDI is a developer and manufacturer of light-weight composite materials that can take the place of traditional, heavier metal components in naval and ground combat systems.

Enhancing Shareholder Value

The company's strong performance in 2003 helped create greater value for our shareholders. United Defense's common stock rose 37 percent for the year, and the company's market capitalization grew to $1.67 billion. In addition, more investors had an opportunity to invest in United Defense because The Carlyle Group, our major shareholder since 1997, has been reducing its stake through a series of stock sales. The end result of these sales has been to diversify our shareholder base.

Reflecting the reduction of Carlyle's holdings in our company, the composition of our Board of Directors will be changing. On March 2, 2004, we welcomed our newest Director, Admiral Robert J. Natter (Ret.), who recently completed a distinguished 41-year career in the U.S. Navy, where he last served as the commander of U.S. Fleet Forces Command in the U.S. Atlantic Fleet. Admiral Natter is an outstanding addition to the Board of Directors and his experience and understanding of our Navy customer will help guide us to better serve this important element of our business. Effective April 13, 2004, Allan M. Holt of The Carlyle Group will leave our Board after nearly seven years of valued service.

Thank you, as always, for your confidence in our business strategy as well as your trust in us to operate our business with integrity. Everyone in United Defense understands the importance of our relationship with our stockholders and is committed to maintaining both strong performance and the highest standards of ethical behavior. On behalf of United Defense and our dedicated employees, we look forward to meeting the expectations of our customers and stockholders in 2004 as we carry on our mission to provide America's soldiers, sailors, airmen and Marines with the finest combat capability in the world.

Sincerely,

Thomas W. Rabaut

Thomas W. Rabaut
President and Chief Executive Officer
March 2004



The Bradley Fighting Vehicle was invaluable to soldiers battling the forces of Saddam Hussein, proving indispensable on desert battlefields and in urban environments.



Thomas W. Rabaut
President and
Chief Executive Officer

William E. Conway, Jr.
Chairman,
Board of Directors

Partners in Defense



Name John Vitzthum Occupation United States Marine Repair Dockmaster



United Defense produces the Mk45 Mod 4 Naval Gun System, the primary gun system for U.S. Navy surface fire support, as well as the mechanical components and launch canisters for the Mk41 Vertical Launching System. The systems provided firepower support for Operation Iraqi Freedom aboard U.S. and Australian ships.

John Vitzthum oversees the intricate dance of dry docking a ship. *For almost 30 years, Vitzthum, a member of an elite handful of Navy-certified dockmasters, has supervised the dry docking evolution of some of the largest Navy vessels afloat. He helped design a fully automated dry docking system for monitoring, data acquisition, alarming and control for United States Marine Repair's San Diego shipyard, Southwest Marine. The design includes a completely computerized ballast control system, offering customers a safety advantage and precision accuracy for the complicated dry docking process. Taking the customer's needs and concerns into consideration from beginning to "mission accomplished," Vitzthum consults with the ship's crew to develop docking calculations and specifications. After the initial planning phase, Vitzthum operates the complex instrument panel from his hermetically sealed control room on the safety deck of the dry dock, submerging under water as the docking process begins. With no visual observation of the actual dry docking in progress, he relies exclusively on his skill and extensive experience, having docked over 2,000 ships. To Vitzthum's credit, and confirmed by a "no discrepancies" report after the most recent NAVSEA audit, Southwest Marine has gained the reputation of having one of the best dry dock maintenance programs on the West Coast.*

From Ship to Shore, Full Life-Cycle Support

As the year 2003 began, the Nation found itself preparing for conflict in Iraq. On March 19, 2003, the American people and the world heard President George Bush declare, "On my orders, coalition forces have begun striking select targets of military importance." With these words, Operation Iraqi Freedom began.

United Defense's support for our Armed Forces actually began before the first shots were fired. From Oct. 1, 2002, through the start of the conflict, United States Marine Repair (USMR) shipyards performed significant repair work on 14 ships that deployed to Southwest Asia, including destroyers, cruisers, and supply and transport ships.

Employees at shipyards in San Diego and Norfolk, Virginia, accelerated work on aircraft carriers and cargo and equipment transport ships that were to transport the in the initial staging to Kuwait. Those strategically located shipyards have provided more long term and pre-deployment repair and maintenance support to ships deployed to Operation Iraqi Freedom than any other private sector ship repair firm in the U.S.

Long term and continuous maintenance contracts supported or held by USMR shipyards ensured those ships could endure the long deployments with no degradation of combat readiness.

After the President's order, the first missiles fired on Baghdad were fired from launchers United Defense helped to produce and install aboard the U.S. Navy's cruiser, Cape St. George, a ship that has since received post-deployment repair services from USMR. An Australian ship armed with a Mk45 5-inch gun built by United Defense provided fire support to British forces fighting in Basra.

Once in dry dock, the USS Mustin is encased with a protective shroud to protect the environment during cleaning and repairs.





Name Rich Ackerson **Occupation** Powder Painting Technici

Naval combat systems are subjected to the harshest environments possible and require the best protection from the elements. *Rich Ackerson is part of United Defense's team that ensures that our launching systems can survive the harshest conditions the sea can deliver. Ackerson operates the powder paint station at the United Defense missile launch system facility in Aberdeen, South Dakota. United Defense began the transition from a liquid paint to a powder paint process in 2003 and will complete the transition for all launching system components and canisters early in 2004. Powder paint offers numerous advantages over wet paint, including improved protection of metal parts aboard ship and reduced environmental impact at the Aberdeen facility.*

Partners in Defense


1CAV

Name John Cole **Occupation** Senior Field Service Representative



The Bradley played a prominent role in the advance of coalition forces toward Baghdad.

When the U.S. military moved against Iraqi forces, John Cole, a United Defense employee who was stationed at Fort Hood, Texas, went to war too – all the way to Baghdad. *Cole rode with the U.S. Army's maneuver forces in an M4 Command Control Vehicle (C2V) – the mobile Assault Command Post from which Lt. Gen. William S. Wallace, V Corps Commander, orchestrated the assault on Baghdad. Cole brought his extensive knowledge of the C2Vs to Iraq and kept the fleet of C2Vs fully functional for the duration of major combat operations. The C2Vs were in operation for more than [illegible]000 hours around-the-clock throughout Operation Iraqi Freedom, and Cole made sure each vehicle was 100 percent operationally ready every day.*

Cole began supporting the vehicles in Kuwait shortly before hostilities. During the push to Baghdad, he was responsible for the mechanical systems and the onboard mission equipment on the C2Vs to ensure they functioned properly. Cole also assisted in determining the best way to strategically deploy the C2Vs and provided Wallace with daily reports about each vehicle's capabilities.

After M9 Armored Combat Earthmovers from the Army and Marine Corps cleared lanes through ditches, minefields and berms, the ground phase of combat launched swiftly into Iraq.

The newly deployed M4 Command and Control Vehicles, used by the U.S. Army V Corps commander and his senior leaders in the Iraqi theater, gave commanders unprecedented control over the battlefield and allowed the leaders of advance units to direct and manage the battle while moving at high speeds across the desert.

Three battalions of M109A6 Paladins, the Army's 155mm self-propelled howitzer, fired some of the first salvos of the ground campaign and ultimately more than 13,000 rounds, day and night, in all types of weather in support of the Army's Third Infantry Division.

Army leaders relayed that tank crews wanted Bradleys with them during combat operations since the speed of a Bradley turret adds extra capabilities and increases survivability. Enemy forces were no match for combined infantry and armor teams that were able to dominate the urban terrain.

Marine Corps amphibious assault vehicles deployed an unprecedented 500 miles inland to take control of Tikrit, north of Baghdad.

From the beginning of the buildup in Kuwait, United Defense made a significant commitment to support the Armed Forces by embedding volunteer employees with the units preparing for battle. Their mission was to ensure that the equipment continued to operate despite sand storms and rugged terrain, and field reports indicated that the equipment remained operationally ready at better than 90 percent rates in spite of severe conditions. According to the Army's Program Manager for Combat Systems, "There's nothing United Defense won't do for the soldiers over there. United Defense Field Service Representatives (FSRs) are exposed to the same hardships and danger that soldiers are."



Name Robert Barber **Occupation** Press Operator



Partners in Defense





Name Constance Cotter **Occupation** Modeling and Simulation Specialist

Constance Cotter knows that integrating technologies under accelerated development timelines is a requirement, not an option, for United Defense.

As a Modeling and Simulation specialist for United Defense, Cotter makes that possible.

Cotter is coordinating the integration of the design inputs from hundreds of designers to achieve one integrated Virtual Prototype for the combat systems United Defense is developing for the Navy's new DD(X) destroyer. The virtual prototype will define the functionality of the combat systems, guide the engineers in designing parts and subassemblies, and provide a highly visual, three-dimensional model for developers and customers to review design progress.

The goal of the Modeling and Simulation team is to create highly complex models of the current design — as rapidly as possible — which also reduces the number of physical prototypes required. With the support of the Visual Integration Lab where Cotter works, engineers have been able to make significant changes to the Advanced Gun System design to pare its weight significantly in a short period of time.



Each of the U.S. Navy's new DD(X) destroyers will feature two 155mm Advanced Gun Systems (AGS) developed and manufactured by United Defense. The vertical-loading gun design reduces system weight significantly, while maintaining the required 10 round-per-minute rate of fire.

In 2003, United Defense reached an important milestone in developing key armament systems for the Navy's new DD(X) destroyer – the Advanced Gun System and the advanced Mk57 Vertical Launching System earned customer approvals of the Engineering Development Model designs.

With a range of up to 100 nautical miles, the 155mm, 62-caliber Advanced Gun System will enhance the Navy's ability to protect and support the Marine Corps and other armed forces conducting shore and land attack missions. The supporting launch system is being developed in partnership with Raytheon. Component testing to validate key design features of the Advanced Gun System and the Launching System will be conducted in 2004.

In a related program, United Defense is partnering with Lockheed Martin Corp. to develop smart munitions for the Advanced Gun System. The demonstration phase of the first smart munition – the Long Range Land Attack Projectile – was completed in 2003. United Defense has awarded a competitive follow-on contract to Lockheed Martin to support the next phase of development. The 155mm projectile is scheduled to begin guided flight tests in 2004. United Defense and our Bofors Defence subsidiary are also developing the Close-In Gun System, a smaller caliber set of guns to combat surface and air threats to the DD(X) destroyer.



Above: At major homeports and at sea, United Defense personnel provide expert hands-on technical support to ensure Naval combat system performance and readiness.

Below: Using Advanced Gun Systems and advanced Mk57 Vertical Launching Systems designed by United Defense, the DD(X) destroyer is designed to engage multiple targets simultaneously.




Name Eric Outlaw
Occupation Machinist

After the Ticonderoga class cruiser USS Cape St. George (CG 71) successfully settled in the Titan dry dock at United States Marine Repair's Norfolk, Virginia, shipyard, the order of the day was "all hands on deck." *One of those "hands," Eric Outlaw, along with 200 other experienced, skillful ship repair professionals, takes over the enormous task of ensuring the "battle readiness" of the vessel. Their work includes disassembling propeller blades, removing shafts for inspection, rebuilding sea valves, repairing roller chocks and completing major engine overhauls. In 2003, NORSHIPCO dry docked 13 ships. Workers put in many thousands of hours as "hidden patriots" side-by-side with ship's crew to meet rigorous production schedules and deliver to America's warriors a combat-worthy ship "surge ready" and able to deploy at a moment's notice. The Old Dominion, NORSHIPCO's newly acquired dry dock, further enhances the shipyard's ability to serve the United States Navy.*

The Bofors 57mm naval gun has been selected to be the new Coast Guard Cutter's (right) main armament and is a potential candidate for critical missions aboard the Navy's new Littoral Combat Ship and the DD(X) destroyer.



From dry docks to the high seas, United Defense is positioned to meet the current and future needs of the U.S. Navy and other naval customers.

Our United States Marine Repair business is the leading provider of ship repair, maintenance and modernization services for the U.S. Navy. With dry dock and shipyard operations at three of the Navy's largest homeports – Norfolk, Virginia, San Diego and Pearl Harbor – and other locations, USMR overhauls ships for deployment in times of war and in peacetime. USMR performed admirably in readying U.S. Navy vessels for action in Operation Iraqi Freedom.

To counter enemy threats at sea, United Defense is a leader in developing and producing naval ordnance systems for the U.S. and its allies. From naval gun systems and launching systems to advanced propulsion fabrication and precision-guided munitions, United Defense is delivering technology that naval forces count on to achieve victory. Looking to the future, United Defense is developing the Advanced Gun System and Advanced Vertical Launching System for the U.S. Navy's new DD(X) destroyer. At the same time, we continue to enhance the performance of the current fleet with upgrades to the Mk45 5-inch gun and production of Mk41 vertical launching system missile canisters.



The 155mm Long Range Land Attack Projectile is a precision-guided, rocket-assisted munition capable of delivering a unitary high-explosive warhead at ranges out to 100 nautical miles.



The USS Cape St. George missile cruiser strikes an imposing profile in dry dock during routine service upon returning from Operation Iraqi Freedom.


U.S. COAST GUARD



Name Monica Miller Occupation Design and Development

Monica Miller and her team had a mere five months to design and build an advanced platform for the Non Line-of-Sight Cannon Demonstrator. *Miller and her team ensured the project ran smoothly by partnering with other divisions of United Defense to meet their requirements and then encouraging the design leads responsible for each subsystem. The design and development of the hybrid-electric, band-tracked chassis by Miller and the project team in Santa Clara, California, helped meet an aggressive timeline for United Defense. The chassis was delivered to our Minneapolis, Minnesota, facility for integration of the 155mm cannon and automated ammunition handling system in time to deliver the demonstrator to the Army in July. The Non Line-of-Sight Cannon – one of eight variants comprising the Manned Ground Vehicles family for the Army's Future Combat Systems – illustrates the company's ability to rapidly prototype new systems by integrating design and development activities across United Defense divisions and collaborating with its partners and customers. The first firing of the demonstrator on Aug. 26 – a mere six months from concept to reality – provided an initial glimpse at the Army's Future Combat Systems (FCS) manned ground vehicles.*



United Defense is ready to produce the systems of the future in a Lean environment by applying core capabilities in aluminum, titanium, ballistic composite and advanced armor manufacturing.

Helping the Army Aim for the Future

United Defense has responded to the Army's bold strategy to transform to a lighter, more mobile and lethal force, known as Future Combat Systems, by accelerating development of emerging technologies for the current force while applying selected capabilities toward the future force.

Our longstanding expertise in these technologies led to our selection as a key partner in the development of manned combat vehicles for the Army's Future Combat Systems (FCS) program. Under a $2 billion, four-year contract awarded by The Boeing Corp. in December 2003, we are partnering with General Dynamics Land Systems on the engineering development and demonstration of five FCS Manned Ground Vehicles. Within the common design team, we are leading the development of crew stations, propulsion, armor, active protection, countermeasures, signature management and defensive armament. We are also responsible for developing the software architecture for the common elements of Manned Ground Vehicle design.

The first vehicle to provide a glimpse into what Future Combat Systems technologies may look like is the Non Line-of-Sight Cannon (NLOS-C) Demonstrator, designed and built by United Defense in less than six months. The 24-ton, 155mm self-propelled howitzer, one of five platforms for which we will have the lead, has completed initial live fire and mobility testing. The other vehicles include the Infantry Carrier Vehicle, the Future Maintenance and Recovery Vehicle, the Non Line-of-Sight Mortar and the Medical Vehicle.

To support development work, our 3-D modeling and simulation laboratory has received a Software Engineering Institute (SEI) Capability Maturity Model® Level 5 rating, giving our engineers confidence that they can develop software-intensive vehicles and support systems on time, reliably and with record low defect rates.



The company will make a significant contribution to the U.S. Army's Future Combat Systems through the development of Manned Ground Vehicle variants in conjunction with the FCS lead systems integrator and industry teammates.

Partners in Defense


HA
60

Bill McClain and Marty Paino are United Defense's field generals in the Assembly and Test Natural Management Team's war on waste. *In less than six months they led planning and transition of the company's mature Bradley family of vehicles assembly line in York, Pennsylvania, to a Lean environment, eliminating unnecessary process steps and material handling while improving effectiveness, quality and operator safety.*

Following the successful transition of the Bradley Turret assembly to Lean earlier in 2003 – driving a 30 percent reduction in manufacturing hours and more than a 50 percent reduction in inventory levels – the transition to Lean manufacturing on the Bradley vehicle assembly line was initiated in August 2003. Incorporating lessons learned from the turret assembly area, assemblers and engineers rebalanced the assembly line so the processes at each station were completed in identical blocks of time. Then, to facilitate the design of the work-stations and ensure operator involvement and training, the team piloted each new process on a production vehicle. Assemblers from each station helped to build that vehicle using Lean practices. As a result, the team was able to reduce non-value added activities and create operator-friendly processes and work tools.

United Defense has been selected to play an additional role in the U.S. Army's Future Combat Systems through development of the company's Armed Robotic Vehicle (ARV), the best solution to meet program requirements for unmanned assault and reconnaissance variants.

Name Bill McClain & Marty Paino **Occupation** Lean Manufacturing Managers

In 2003, United Defense's expertise in the technologies needed for the Army's Future Combat Systems resulted in a contract to mature design concepts for two 5-ton Armed Robotic Vehicle variants.

To improve the survivability of soldiers in manned vehicles, United Defense is developing the Active Protection System in partnership with the U.S. Army's Tank-Automotive and Armaments Command and teammates Northrop Grumman Space Technologies and BAE Systems. This system is designed to defeat incoming threats before soldiers' lives are put at risk. Now in the FCS System Development and Demonstration phase, the Active Protection System has established a series of notable technology firsts, including defending a vehicle moving at 20 mph against live rocket-propelled grenades and tank-fired high energy anti-tank rounds. In earlier demonstrations, the system defeated anti-tank guided missiles with both "hard kill" and "soft kill" countermeasures.

With technology like the Active Protection System, United Defense is changing the future of defense. But responding to the future needs of our customers is only part of our mission. To ensure superb program execution, United Defense has made investments to improve and transform our facilities; we've implemented Lean manufacturing processes to increase efficiency and eliminate waste; and we've linked our laboratories across the company to provide sophisticated modeling and simulation tools that accelerate technology development for our customers.

Ghislaine van Rijckevorsel, FCS Physical Architecture Lead, appears to hold a 3-D model of the FCS Infantry Carrier Vehicle in the 3D Dome at the Santa Clara facility.



Name Eric Tran & Larry Lee **Occupation** Engineers

Eric Tran and Larry Lee work at the Combat Simulation Integration Lab (CSIL) in Santa Clara, California – the company's West Coast center for vehicle hardware and software test and evaluation activities. *They are responsible for supporting the Future Combat Systems (FCS) program modeling and simulation effort, as well as other technology development programs. Lee specializes in the development of soldier machine interfaces – the screens used by the soldier to control the vehicle, use the vehicle weapons and communicate with others on the battlefield. Tran develops the [illegible] visual databases used to create realistic battlefield environments [illegible] evaluate combat vehicle performance in combat simulations.*

CSIL engineers develop high fidelity simulation models of new hardware well before it is ever produced. They also design and build the environments [illegible] test vehicle tactical software used in programs such as Bradley. The CSIL is one of the few non-government System Integration Labs to achieve Software Engineering Institute (SEI) Capability Maturity Model® Level 5 certification. The lab supports development of all types of simulations from virtual environments to constructive (battlefield evaluations of combat systems) to live simulation systems used to evaluate soldier and weapons system performance at the combat training centers).

A Partner for Global Defense


Name Rolf Österlind
Occupation Manager of Research



Rolf Österlind's technical expertise and program leadership competence was key in enabling the successful development and production of the joint Swedish-French BONUS artillery round. *A key challenge for Österlind and the BONUS team was the development of a fixed-wing concept for the submunition that provided a controlled and stable search pattern that met stringent service requirements. When compared to traditional parachute submunition deployment, this fixed-wing concept has enabled greatly improved accuracy for BONUS in searching for and destroying armored vehicles. Bofors expertise in intelligent munitions extends to the U.S./Swedish Excalibur program, for which it received a $97.6 million contract for the Systems Development and Demonstration phase of the precision-guided, extended range 155mm artillery projectile program from Raytheon Missile Systems, the prime contractor.*

Bofors Defence A.B., a United Defense subsidiary based in Karlskoga, Sweden, is recognized globally for its competencies in the design, development and production of intelligent ammunition, artillery systems and naval gun mounts.

In partnership with prime contractor Raytheon Missile Systems, Bofors is applying its technical expertise to develop the Excalibur 155mm smart projectile for cannon artillery that will support future ground forces. Bofors received a $97.6 million contract in July 2003 for the Systems Development and Demonstration phase of the Excalibur program, which is intended to have a range in excess of 50 km with pinpoint accuracy. Separately, Bofors is producing BONUS sensor fuse 155mm projectiles under a joint Swedish-French program. The first BONUS production lot was recently delivered to the armies of both nations for qualification testing.

Bofors is also achieving international acceptance of its 57mm Mk3 medium caliber naval gun. Already fielded in several navies, Bofors received a contract worth up to $79 million from Northrop Grumman Ship Systems to produce the naval gun for the U.S. Coast Guard's new National Security Cutter. The weapon system is also a strong contender for the Navy's Littoral Combat Ship program and its new DD(X) destroyer.

Another strong international business for United Defense is FNSS, our joint venture in Turkey. In the past year, FNSS improved its manufacturing processes, reduced material costs and procured parts locally to achieve on time, on budget delivery of Armored Infantry Fighting Vehicles to its two largest customers, the Turkish and Malaysian armies.

As leaders in their markets, with technology for current and future forces and a shared commitment to superb program execution, Bofors and FNSS are playing important roles in United Defense's mission to serve more than 40 international militaries.



Above: The Bofors Defence self-propelled howitzer, FH 77 B, fires a range of 155mm ammunition including intelligent munitions. Bofors is currently under a $25 million contract to provide two prototypes of the next generation artillery system to the Swedish army. Below: FNSS technicians ready a line of Armored Infantry Fighting Vehicles for customer delivery.



corporate information

Board of Directors

Chairman of the Board [redacted]

Director [redacted]

Director [redacted]

Director [redacted]

Director [redacted]

Director [redacted]

President,
Chief Executive Officer
and Director [redacted]

Vice President,
Chief Financial Officer
and Director [redacted]

Director [redacted]

Company Officers

Vice President,
General Manager -
Ground Systems [redacted]

Vice President,
Business Development
& Marketing [redacted]

Vice President,
General Manager -
Armament Systems [redacted]

Vice President,
General Counsel
and Secretary [redacted]

President,
United States Marine Repair [redacted]

President, Chief Executive
Officer [redacted]

Vice President,
Chief Financial Officer [redacted]

Vice President,
General Manager -
International [redacted]

Corporate Information

United Defense Industries, Inc.
1525 Wilson Boulevard, Suite 700
Arlington, VA 22209-2444
Phone: 703.312.6100
www.uniteddefense.com

[redacted]

Shareholders may obtain information about their share positions, dividends, transfer requirements, lost certificates and other related matters by contacting:

[redacted]

59 Maiden Lane
New York, NY 10028
Phone: 212.936.5100

[redacted]

8484 Westpark Drive
McLean, VA 22102

[redacted]

New York Stock Exchange
Ticker Symbol: UDI

[redacted]

The annual meeting of United Defense shareholders will be held on Tuesday, April 13, 2004, at the Hyatt Regency Crystal City, Arlington, Virginia. A formal notice and proxy will be mailed before the meeting to shareholders entitled to vote.

[redacted]

April 22, 2004
July 22, 2004
October 21, 2004

[redacted]

Jayne Schmitt
703-312-6122
jayne.schmitt@udlp.com

Doug Coffey
703-312-6121
doug.coffey@udlp.com

United Defense information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to United Defense Industries, Inc. as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with our business are discussed in the company's annual statement on Form 10-K dated March 3, 2004, and in our other reports filed from time to time with the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Year Ended: December 31, 2003 **Commission File No. 001-16821**

UNITED DEFENSE INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2059782**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1525 Wilson Boulevard, Suite 700,
Arlington, Virginia, 22209-2411
(703) 312-6100
(Address and telephone number of principal executive offices of Registrant and each Co-Registrant)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 or Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

The aggregate market value of the common stock held by non-affiliates of the registrant was $1,043,480,494 based on the closing price of $25.94 per share on the New York Stock Exchange on June 30, 2003.

Common Stock, $.01 par value, 52,341,136 shares outstanding as of January 30, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information in the registrant's definitive Proxy Statement for its 2003 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A no later than April 30, 2004 is incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

Our Form 10-K disclosure and analysis concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon assumptions we consider reasonable, they are subject to risks and uncertainties that are described more fully below under the caption "Risk Factors". Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements.

PART I

ITEM 1. *Description of Business*

Overview

United Defense Industries, Inc. was incorporated in 1997 to acquire United Defense, L.P. ("UDLP"), a global leader in the design, development, and production of combat vehicles, artillery systems, naval guns, and missile launchers used by the U.S. Department of Defense and allied militaries throughout the world. In 2000, we acquired Bofors Defence ("Bofors"), based in Sweden, a leading producer of artillery systems, air defense and naval guns, and precision munitions. In 2002, we acquired United States Marine Repair, Inc. ("USMR"), the leading provider of ship repair, maintenance and modernization services to the U.S. Navy, other U.S. defense related agencies, and commercial customers. With the acquisition of USMR, we are now organized into two separate product and service lines which are each considered separate reportable segments: Defense Systems and Ship Repair and Maintenance. Our Defense Systems program portfolio consists of a mix of weapons system development, production, upgrade, and life cycle support programs. Our Ship Repair and Maintenance business segment consists of ship repair, maintenance, and modernization service programs.

Our Defense Systems segment's primary military programs include upgrades of the Bradley Fighting Vehicle ("BFV") and its derivatives, Naval Ordnance production and development programs, and development of several manned ground vehicle types within the Army's Future Combat Systems ("FCS") program, including the Non-Line-of-Sight Cannon ("NLOS-C"). Since 1981, the BFV has served as the leading domestically produced vehicle able to fulfill the dual role of troop transport and armored fighting vehicle. We have maintained our prime contractor position on the BFV program since production began, and have added a number of technology-based upgrades and derivative vehicles that continue to extend the program's life cycle. In addition to managing the BFV vehicle programs, we serve as the prime contractor for a number of military programs, several of which have spanned decades, including the M88 tank recovery vehicle since 1960, the M113 armored personnel carrier since 1960, and the U.S. Navy's Mk45 naval gun system since 1968. However, many of our traditional U.S. Army (the "Army") programs are expected to be supplanted by the Army's Stryker and/or FCS programs (discussed below).

The Ship Repair and Maintenance segment's primary military contracts relate to long-term maintenance programs on U.S. surface ships including, guided missile destroyers, cruisers, mine countermeasures ships, cargo, and amphibious ships.

Business Segments, Products and Programs

Revenue generated from each of our segments and major programs is summarized below.

	Year Ended December 31,		
	2001	2002	2003
		(in millions)	
Defense Systems:			
Bradley Family of Vehicles	$ 275.7	$ 335.9	$ 292.6
Naval Ordnance	230.7	219.0	239.9
Vertical Launch System	85.4	114.5	115.4
Combat, Engineering & Recovery Vehicles	102.0	147.8	99.6
Artillery Systems	292.1	309.7	310.8
Assault Amphibious Vehicles	55.3	65.3	132.0
Other	277.3	277.7	317.0
Total Defense Systems	$1,318.5	$1,469.9	$1,507.3
Ship Repair and Maintenance	—	255.4	545.3
Total	$1,318.5	$1,725.3	$2,052.6

Defense Systems Segment

The Bradley Fighting Vehicle. We have been the sole-source, prime contractor of the BFV to the Army since its initial production in 1981. The BFV is a tracked armored vehicle with a 25mm cannon, TOW missiles and a stabilized turret, and is the leading domestically produced vehicle able to fulfill the dual role of troop transport and armored fighting vehicle. The BFV is outfitted with armor and day/night sights, and can transport up to nine soldiers across rough terrain. The vehicle's combination of lethality, survivability, and mobility has established it as a critical component of the U.S. Government's full-spectrum warfare strategy. A total of 7,178 BFVs and derivatives have been built, of which 400 were for the Saudi Arabian Army.

Although new BFVs are no longer being built, we derive significant revenue from upgrading the Army's existing fleet of BFVs. We initiated delivery of the latest upgrade, the BFV A3 version, in October of 1998 as part of a low rate initial production contract awarded in July of 1997. The BFV A3, which currently includes the Infantry Fighting Vehicle, the Cavalry Fighting Vehicle and Fire Support Vehicle variants, is the most modern version of the vehicle and provides enhanced situation awareness capability and improved lethality, survivability and sustainability. The BFVA3 has a fully integrated digital architecture and is adaptable to the Army's emerging network architecture as it transforms its current force into the future force. The U.S. Army is in the process of upgrading 595 older version BFVs to the A3 configuration, with annual funding allocations over the seven-year period between FY1997-2003. We had been awarded four single year contracts for A3 upgrades (FY1997-2000) for a total of 206 vehicles, and in May 2001, we received a multi-year contract (FY2001-2003) for an additional 389 vehicles. Of these 595 vehicles, 91 were delivered in 2003 and 228 in prior years. Production under the BFV A3 multi-year contract is expected to be completed by June 2005.

In September of 2003, Congress added $221 million to the FY2004 budget to provide for the procurement of an additional 144 Bradleys. These vehicles will be an improved version of the BFV A2 (known as the A2 OIF) that will incorporate many of the lessons learned during Operation Iraqi Freedom (OIF). Production of these vehicles is expected to start in the second quarter of 2005 and end in the third quarter of 2006.

The Administration's FY05 budget does not propose further funding for the BFV and other current force systems. Unless a different approach results from the legislative process, such as the addition of funds for BFV work, we believe that our BFV production work would be reduced significantly following the completion of the 144 vehicles added to the FY2004 budget.

BFV Derivatives and Support. The BFV has served as a platform for a number of derivative vehicles we have developed. One such derivative, the Multiple Launch Rocket System ("MLRS") carrier, was developed to provide a carrier for a long-range rocket artillery system and is outfitted with rockets, a launcher and fire control system developed and produced by Lockheed Martin Missiles and Fire Control. We were awarded a contract to initiate an MLRS remanufacture program, with the first delivery completed in August 1997. Another derivative, the Fire Support Vehicle, supports armor and mechanized forces by pinpointing enemy targets using laser technology, which allows more accurate and timely calls for fire to the artillery batteries. We provided 22 kits to convert BFVs under a workshare arrangement with Red River Army Depot to produce Fire Support Vehicles. Another such vehicle is the Command and Control Vehicle ("C2V"). The C2V is a self-contained vehicle used for communications and operational control of forces that keeps pace with armored maneuver forces while providing the crew with a protected environment. We were awarded a three-year production contract for C2V variants in December 1998 which were completed in May 2001. Although the Army removed additional production funding for the C2V in FY01 and cancelled the FY00 award, we retained and maintained all of the C2Vs produced under the original contract. At the outset of Operation Iraqi Freedom we fielded 15 vehicles to the Army under an urgent need statement. In addition to the C2V, we developed and fielded the Bradley Command Vehicle ("BCV") to fulfill an urgent requirement prior to Operation Iraqi Freedom. The BCV is a derivative vehicle of the turreted Bradley.

In addition to the development and manufacture of BFV derivatives, we provide BFV upgrade kits and field services. Kits allow for the upgrade of BFVs to incorporate advances in technology. We also deploy experts to provide on-site training and advice to customers, complete maintenance and repairs, and assess the necessity of replacement parts. We are under contract with the U.S. Army's Simulation, Training and

Instrumentation Command for the development and demonstration of a multi-purpose simulator/trainer for the BFV family of vehicles. An award for the production and installation of 13 Bradley Advanced Training Systems ("BATS") was received in July 1999 and deliveries were completed in 2002. A second year production contract for a follow on quantity of 11 BATS was awarded in May 2002, and deliveries were completed in January 2004.

Mk45 Naval Gun System ("Mk45"). United Defense is the original equipment manufacturer and sole source producer for the Navy's 5-inch Mk45 gun system for the Navy's current class of destroyers, the Arleigh Burke DDG 51 class ("DDG51"). We are under contract through FY03 requirements. The U.S. Navy currently plans to continue building DDG51 class ships through at least FY05. We are also the prime contractor for the Naval Surface Fire Support ("NSFS") program. This NSFS program includes upgrading the Mk45 gun system with the capability to fire precision munitions. Due to the NSFS program, we have received contracts to upgrade eight Mk45 guns for the Navy's Ticonderoga class ships from Mod0/1 to Mod4 configuration, which extends the Mk45's range and improves surface fire capability. Furthermore, the U.S. Government supports allied navies having compatible armaments, and provides us assistance in efforts to place Mk45s on foreign ships. We believe the improvements included in the Mod4 configuration, which provide significantly greater range, will make the Mk45 more competitive internationally. We are presently executing Mk45 contracts for Australia, Denmark, and Korea.

Advanced Gun System ("AGS"). The U.S. Navy is currently developing its next-generation destroyer, the DD(X), with land attack as its primary mission. We are the sole-source developer of the 155 mm AGS, the primary gun weapon system on DD(X), acting as a subcontractor to Northrop Grumman Ship Systems, as well as the source selection authority for development of the Long Range Land Attack Projectile ("LRLAP").

The 155-mm AGS with LRLAP will support the U.S. Navy and Marine Corps expeditionary and Joint Operations warfighters in the littorals and deep inland, capable of a maximum sustained firing rate of 10 rounds per minute to deliver high-volume 155-mm LRLAP fires at ranges of up to 100 nautical miles. The high-capacity, fully automated 155-mm AGS and below deck ammunition handling and storage system allows for an uninterrupted and sustained high-volume of fire. Each of the DD(X) destroyers will have two of the AGS gun systems on board, providing the equivalent firepower of two battalions of U.S. Marine Corps M198 howitzers. Compared to the current Arleigh Burke Class DDG-51 ships, the gun system sales per ship will increase by 4 times for the DD(X).

Funded gun development was initiated in 1999, with completion of development scheduled for 2006. We are currently in System Development and Demonstration for the AGS. Under this phase, we are developing Engineering Development Models to demonstrate the feasibility of the technology and reduce risks. We successfully completed Preliminary Design Review and Critical Design Review for the Engineering Development Models in 2003. Land based testing will begin in 2005. The prototype ship is scheduled to begin construction in FY05.

The 155-mm LRLAP is a Global Positioning System/Inertial Measurement Unit-guided and rocket assisted munition capable of delivering a unitary high-explosive warhead at extreme range. In 2003, we selected Lockheed Martin to develop the Engineering Development Model for the LRLAP. This projectile effort is currently funded through FY05.

Deepwater. The United States Coast Guard ("USCG") is a key element in supporting the United States national security strategy by maintaining the nation's economic, social, environmental, and military security in the maritime environment. High and medium endurance cutters are expected to operate in 14 legislatively mandated USCG missions. For these increasing mission requirements and to account for materiel obsolescence, the USCG established the Deepwater Capability Replacement Project to extend the lifecycle of existing systems and to establish future USCG cutters. The Deepwater National Security Cutter ("NSC") will be designed to perform the several major integrated Deepwater System missions and to serve as a host for others.

Deepwater System missions are the key application for a new Gun Weapon System ("GWS") and the need for a modern medium-caliber gun system with a fire control system has been identified. The Bofors 57mm Mk 3 gun, with its 3P ammunition, forms an all-purpose naval gun system combining extremely high anti-aircraft and anti-missile kill probability with high effectiveness against surface and shore targets. This compact, lightweight gun is unmanned and fully automatic with computerized, hydraulically operated, automatic reloading from two ship-mounted hoists. These features, combined with the 3P ammunition, greatly enhance firepower and endurance against aerial, surface, and shore targets with a maximum range of 17,000 meters. The gun is operated remotely from the fire control system and incorporates computer-assisted aiming and firing limitation systems.

The Deepwater program is currently in the design phase with the contract for the first National Security Cutter ("NSC-1") awarded in September, 2003. United Defense is teamed with Northrop Grumman Ship Systems and has been awarded an order for the first Bofors 57mm gun. The Bofors 57mm Mk 3 is undergoing gun and ammunition qualification in Louisville, KY and Dahlgren, VA for installation on NSC-1 in December, 2006.

Littoral Combat Ship. We have provided competitive proposals for the Bofors 57mm Gun System to the three competing teams for the Littoral Combat Ship program. The Littoral Combat Ship program plan is to procure one or two ships from one or two teams in Flight 0, test the ships, then procure Flight 1 ships starting in 2008. We anticipate that there will be one 57mm gun per ship. There are 57 ships planned for the LCS program, with procurement rates reaching as high as six per year. The Bofors 57mm Gun System is an excellent fit for the Littoral Combat Ship, given its size, weight, performance and commonality with the US Coast Guard's Integrated Deepwater System National Security Cutter selection of the Bofors 57mm Gun System.

Minor Caliber Gun System. The US Navy is currently establishing requirements to develop and field stabilized Minor Caliber Guns ("MCG") to provide protection against small boat surface threats. United Defense is actively involved in two MCG programs that have significant domestic and international market potential. The first program is to develop, test, and field a .50 caliber stabilized MCG system for short range defense called the EX-45. United Defense is working on this program cooperatively with the U.S. Navy, Louisville, Kentucky In-Service-Engineering-Agency ("ISEA"). Three EX-45 units are under contract from the Louisville ISEA for development testing in 2004.

The second MCG program is to develop, test, and field a 25mm stabilized gun system with on-mount sensors. This system will be remotely operated and replace existing Mk 38 guns on-board U.S. Navy DDG class destroyers. A solicitation has been released by the U.S. Navy to procure 25mm MCGs in 2004. United Defense has teamed with two companies to compete for this program. The two companies will be submitting proposals with United Defense as the prime contractor using existing MCG solutions modified to meet specific U.S. Navy requirements. These two MCG systems are considered the major competitors to win the competition. The winning MCG system will be adopted by the U.S. Navy as the baseline 25mm MCG system for the fleet with significant potential business in other domestic and international markets.

Submarine Propulsor. We are the sole-source prime contractor of U.S. submarine propulsors, which enables a submarine to meet stealth mission requirements. We are currently under contract to produce six propulsors for Virginia Class submarines for delivery through 2004. The first four systems have been delivered ahead of schedule. In addition, we have been selected to be the sole source prime contractor for the follow-on multi-year propulsor contract.

Launching Systems. The MK 41 Vertical Launching System ("MK 41 VLS") is the U.S. and nine allied navies' primary multi-mission, multi-missile launcher on surface combatant warships such as destroyers and cruisers. The MK 41 VLS launches the anti-air threat Standard Missile, strike mission-related Tomahawk cruise missile, vertical launch anti-submarine rocket, and ship self-defense Sea Sparrow missile. We manufacture all the major structural assemblies and electrical cables for the MK 41 VLS launcher under subcontracts to Lockheed Martin Corporation, the prime contractor of the MK 41 VLS launcher. We have an MK 41 VLS teaming agreement with Lockheed Martin, which covers both U.S. and foreign sales through December 31, 2011. The U.S. Navy installs the VLS, like the Mk45, on all DDG51s, each of which contains twelve 8-cell VLS modules. The DDG51 program plan calls for deliveries to be completed by 2010. We signed a three-year launcher production contract with Lockheed Martin in 2002, with deliveries extending through mid-2006. We are the designated mechanical design agent for the VLS launcher and the design agent for all VLS canisters. We are the sole-source, prime contractor of VLS canisters to the US Navy and foreign navies. We signed the 2003 canister production contract with deliveries extending into 2005, and have just completed negotiations on the 2004 canister production requirements. We are the canister depot for the US and Allied Navies, and as such perform refurbishment and renewal of fired and damaged canisters. We are currently converting old Tomahawk canisters to be compatible with the new Tactical Tomahawk missile, and we anticipate starting the refurbishment of fired Tomahawk canisters from Operation Iraqi Freedom in 2004. There is a potential to refurbish and convert up to 700 fired Tomahawk canisters over 5 years. We are under contract to design an MK 21 canister modification to launch the Standard Missile 3 for Ballistic Missile Defense missions. Our prototype canisters have been used in the recent successful Standard Missile ballistic missile defense tests.

As indicated above, the U.S. Navy awarded the initial design contract for the next-generation destroyer, the DD(X) to Northrop Grumman. We are a teammate and subcontractor to Raytheon Corporation for the systems engineering of the next generation Mk57 VLS for the DD(X), and will design and fabricate the mechanical portions of the Mk57 VLS engineering development model. The contract is scheduled to be completed in 2005, with the follow-on production start slated to begin in 2005 after the DD(X) Critical Design Review.

M88 Armored Recovery Vehicle ("M88"). We have been the sole-source, prime contractor of the M88 to the U.S. Army since 1960. The M88 currently has an installed base of more than 3,325 vehicles in 19 countries throughout the world. The M88 performs towing, lifting and winching tasks in the recovery of impaired tanks or in basic tracked vehicle maintenance. In preparation for the deployment of heavier M1 tanks by the U.S. Army, in 1986 we began the development effort for the M88A2 ("HERCULES") upgrade, in order to handle 70-ton vehicles. The enhanced capabilities of HERCULES enable a single system with three crewmembers to lift a tank turret or upright and tow an M1A1/A2 tank, tasks which would otherwise require eight soldiers and two recovery vehicles. The U.S. Army has been awarding annual contracts for M88 upgrades since 1994. Additionally, in 2000 we began to supply M88 upgrades to the U.S. Marine Corps ("USMC"). We are currently under contract to deliver 32 vehicles to the U.S. Army and USMC through October 2004. We are working with the USMC to define the requirements for a FY04 contract, which may be additional vehicles, spares and support. Under the Administration's proposed FY04 budget, further procurement for HERCULES production would cease after these contracts are completed. We also have an ongoing co-production contract with Egypt for 66 M88A2 kits through March 2004. In addition, we have just received a long lead funding award for 21 additional vehicles to be co-produced with Egypt through 2006. This vehicle has also been fielded in both Thailand and Kuwait.

M109 Self-Propelled Howitzer ("M109"). The M109 has been the most widely used field artillery howitzer for the U.S. military and certain foreign governments since we first produced it in 1974. The M109 is recognized for its ability to deliver rapid and high volume artillery support and to maximize survivability through mobility. The latest generation is the M109A6 Paladin. We completed deliveries of 7 Paladins in 2001 and received a follow-on order for 18 additional units in January 2002. We have various non-production activities on Paladin, specifically engineering and training contracts. We also design and produce unique configurations of the M109 and offer M109 upgrade kits, servicing and training to various foreign governments. In July 2003 we received a Foreign Military Sales ("FMS") contract for $46M from the US Army to refurbish 201 M109 series self-propelled howitzers for the Government of Egypt. Production is expected to run through November of 2005.

Objective Force Indirect Fire, Non-Line-of-Sight Cannon ("NLOS-C"). The NLOS-C program has been incorporated into the FCS Development and Demonstration program described below.

Assault Amphibious Vehicle ("AAV"). The AAV has been the U.S. Marine Corps' assault amphibious vehicle for over two decades with more than 1,500 vehicles delivered. In July 1998, we were awarded a

$158 million four year contract to perform upgrades to a portion of the fleet in partnership with U.S. Marine Corps depots. We received a $22.0 million extension to this contract in 2003 and may receive further extensions in 2004 and 2005 as well at which time the active fleet would be entirely upgraded. We have had recent sales for the AAV and upgrades in Brazil, Spain, Italy, Korea, and most recently, Taiwan. The Taiwan AAV contract, currently in final negotiations, will be approximately $100 million.

M113 Armored Personnel Carrier ("M113"). The M113 has been the main troop transport vehicle used by the U.S. military and allied governments throughout the world, with more than 80,000 units delivered since initial production in 1960. We have produced several M113 models in cooperation with U.S. allies, including various configurations of the Armored Infantry Fighting Vehicle, previously produced in Europe and currently produced by our Turkish affiliate, FNSS. The U.S. Army, which received our last delivery of new M113s in 1992, continues to upgrade its M113s to the latest A3 configuration. This upgrade work currently occurs in our Anniston, Alabama facility. The upgrade work is performed in a partnering arrangement with the Anniston Army Depot. We are currently under contract for 77 vehicles to be delivered in 2004, with a potential for an additional 80 in 2004 and 2005. Other contracts include vehicles for Egypt and Israel.

In 2002, we were awarded a contract to produce Opposing Forces Main Battle Tank vehicles ("OPFOR-MBT"), an M113A2 converted to the A3 configuration with visual modifications, bringing the total to date to 62 such vehicles. If the two remaining options are awarded, 113 OPFOR-MBT vehicles will have been produced over the life of the contract.

In addition, we are supplying kits for the Canadian Army to upgrade their M113A2 vehicles to the latest M113A3 configuration and to produce the new improved Mobile Tactical Vehicle Light ("MTVL"). The MTVL variant, which is a patented UDLP M113 derivative, has significantly more cross-country mobility, payload capacity and under armor volume than the standard M113A3.

Future Combat Systems. The Future Combat Systems, or FCS program, is the Army's planned means by which its future combat force is to be developed and produced. FCS is intended to provide an electronically linked network of surveillance, command and control, and combat capabilities, including manned and unmanned vehicles, by which the Army would prosecute future combat missions. As such, it is expected to embrace the missions historically performed by Army combat systems such as our Bradley, artillery (M109/FAASV and Crusader), and battlefield transport (M113) systems. In March 2002 the Army selected a contractor team led by The Boeing Company to act as the so-called Lead Systems Integrator in managing the initial phase of the FCS program. Ground combat vehicles, planned as a mixture of manned and unmanned types, are to comprise a major element of FCS.

(a) FCS Manned Ground Vehicles. In January 2003 the Army announced that the development and integration of the manned ground combat vehicles ("MGVs") for FCS would be performed by a team composed of ourselves and General Dynamics. Since the Army anticipates spending approximately $15 billion on the FCS program over the next six years, the critical role envisioned for us on the program's MGV component is of long-term significance to our revenues and potential profits.

In December 2003, United Defense was awarded two subcontracts by Boeing totaling $2.2 billion for the System Development and Demonstration ("SDD") phase of MGV. MGV is a family of eight mission variants with a common-design platform that operate within the FCS family of systems via networked battle command. Our role on the integrated design team for MGV is overall responsibility for five variants (the non-line of sight cannon or NLOS-C, the non-line of sight mortar or NLOS-M, the infantry carrier vehicle or ICV, the medical vehicle or MV, and the maintenance/recovery vehicle or MRV, as well as for leading the software architecture and design development for the common design and the mission packages, and finally, within common design, for leading integrated product teams in the areas of propulsion, crew stations, survivability, and armor development. The SDD contract includes the design, construction and full-scale testing of prototype vehicles leading up to (but not inclusive of) low-rate initial production.

(b) FCS Armed Robotic Vehicle ("ARV"). One of three unmanned ground vehicles in FCS, the ARV was awarded to us as a subcontract from Boeing in November 2003 on the basis of our competitive proposal offering. However, for reasons of development cost and technology maturity, the onset of full SDD development was deferred by two years to FY06. The Army's intent is to develop and introduce the ARV as a so-called spiral upgrade to the first increment of fielded FCS units of action. Our initial systems engineering subcontract is valued at $8 million with an SDD option valued at approximately $225 million.

Bofors Defence. United Defense acquired Bofors Weapon Systems, a Swedish Company, in September 2000 from Celsius AB. Subsequent to the acquisition, the name was changed to Bofors Defence. During 2003, Bofors continued to refocus business areas to emphasize Precision Strike and Intelligent Systems. Bofors' major business areas consist of: Intelligent Ammunition, Launching Systems, Technology Studies, and System Design and Integration. Bofors has retained key competencies in precision strike and intelligent systems and modeling and simulation. In 2003 Bofors was designated as the competency center for Non-Nuclear Electro Magnetic Pulse warheads for Sweden.

During 2003 Bofors entered serial production for the BONUS Munition. BONUS is a Sensor-Fuzed Weapon capable of defeating armored targets at long range. Work continued in the Cooperative Program (United States and Sweden) for the development of the Intelligent Munition Program, Excalibur, currently under development for the U.S. Army. This work is being carried out by Bofors in conjunction with their U.S. partner, Raytheon Company. They also received a contract to commence the manufacture of an improved sensor for the BONUS Munition.

Bofors achieved significant breakthroughs with its naval guns in 2003, having entered two key markets, one of which is the United States, with its modern Naval Guns and their companion intelligent ammunition. In the area of Intelligent Systems, Bofors recently received a development contract from the Swedish Government to begin the development of the new Swedish Precision Engagement Field Artillery System and to deliver two prototype systems for test and evaluation. Bofors entered 2004 with a backlog of $172M.

Munitions. In 2003, United Defense formed a team comprised of members with specific expertise in the areas of munitions development, program pursuit and program execution to address the increasing need to focus the US integration of technologies from Bofors Defense and emerging technologies which could have a significant impact on our core businesses.

Significant effort was expended on the Course Corrector Fuze, a fuze used in place of existing artillery fuzes to increase the accuracy of existing projectiles. The accuracy improvement is accomplished using simple aerodynamic brakes deployed by a UDLP developed guidance algorithm. In 2003, we also initiated a program to transfer the Bofor Defence/Giat BONUS Sensor Fuzed Munition to the United States and we entered an exclusive teaming agreement with AeroVironment, Inc. for the development of a "gun-launched UAV" that will provide significant improvements in the observation and targeting at an organic level. Development of all of these products will continue in 2004.

Military Vehicle Tracks. Most U.S. combat vehicles use a track system composed of linked track shoes which have a steel core and an external rubber surface for traction. We produce the steel components for the tracks on many of the Army's principal vehicles, including the M1 tank, the BFV, and the M113. Production orders for various track types typically result from DoD programs to build or overhaul the corresponding vehicles, and also from wear and damage occurring in training and military deployments. We typically provide track components as a subcontractor to Goodyear Tire and Rubber Company, which provides the rubber elements and then sells the completed track assembly to the government.

Ship Repair and Maintenance Segment

Ship Repair and Maintenance. United States Marine Repair, Inc. ("USMR") was acquired in July 2002 and its operations comprise our Ship Repair and Maintenance segment. USMR operates a total of six shipyards serving government and commercial customers. Norfolk Shipbuilding and Drydock Corporation ("Norshipco') located in Norfolk, Virginia serves the Navy's Atlantic Fleet, Military Sealift Command ("MSC'), and numerous commercial customers including Disney Cruise Lines and Maersk Lines. Southwest Marine, Inc. ("SWM') maintains two shipyards in California, one in Texas, and one at Pearl Harbor, Hawaii. SWM's San Diego shipyard primarily serves the Navy's Pacific Fleet and also performs some commercial and MSC work. SWM's San Pedro shipyard performs small commercial projects. SWM's Ingleside, Texas shipyard serves the Navy's mine warfare community and recently won a third consecutive five-year phased maintenance contract. SWM's Hawaii shipyard serves the Navy's Pacific fleet at Pearl Harbor, HI, and recently won a five year Post Shakedown Availability contract for DDG Class ships as a subcontractor to Bath Iron Works. Finally, San Francisco Drydock, Inc. located in San Francisco, California provides services to MSC and a commercial customer base including several cruise lines.

USMR's shipyards perform a full scope of ship repair, overhaul, and ship modernization services. The projected repairs to restore a ship to its design parameters can be grouped into two main categories. The first category is topside repairs that are performed without lifting the ship out of the water. The second category, called drydock repairs, require that the vessel be raised out of the water in order to access underwater parts of the vessel. Topside jobs include repair or replacement of superstructure plating, restoration of internal piping systems, pump overhauls, ventilation system maintenance, overhauling engines, and preservation of decks and superstructure. Drydock repairs include inspection and repair of tanks, underwater hull valves, ship's rudder, main propulsion shaft bearings, and sonar domes. In addition, most drydocking projects require blasting and painting of the underwater hull with marine coating systems.

In addition to repair work, USMR also performs ship modernization to upgrade vessels with new capabilities. The key capabilities required for both repair and modernization contracts include machinery work, electrical work, steel fabrication, piping, and renewal of marine coatings. This work requires us to employ skilled tradesmen such as shipfitters, welders, sheet metal workers, machinists, pipe fitters, and electricians.

USMR's largest customer is the U.S. Navy which accounted for approximately 92% and 95% of sales volume in 2002 and 2003, respectively. Contracts with the U.S. Navy include work on military vessels as well as cargo vessels under the control Military Sealift Command. In addition, USMR performs ship repair services for U.S. Coast Guard, U.S. Maritime Administration ("MARAD"), U.S. Army, and numerous commercial customers.

Contracts with the U.S. Navy are predominately for repairs, maintenance, and modifications on surface ships including aircraft carriers (CV or CNV, guided missile cruisers (CG), destroyers (DDG), frigates (FFG), amphibious assault ships (LHA or LHD), amphibious ships (LSD or LPD), minesweepers (MCM or MHC), as well as other less numerous hull classes. The Navy awards most ship repair contracts on a competitive basis using a best value award criteria which considers factors such as the contractor's proposed price, past performance on similar work, record of quality, planning capabilities, available capacity, and projected final cost. For most Navy work, USMR's competitors are limited to shipyards within a designated home port area in order for the Navy to limit the travel required by the vessel and its crew during repair downtime.

Navy ship repair contracts may have either fixed-price or cost-reimbursement terms and may cover only discreet work on a single ship, or multiple tasks on multiple ships over multiple years. Increasingly, the Navy has moved towards multi-ship, multi-year contracts where the shipyard is engaged to perform almost continuous maintenance on specific ships for up to five years. Repair work includes topside and drydock maintenance, vessel modifications and upgrades, as well as non-scheduled emergency repairs. Contracting in this manner allows the Navy to benefit from use of a single supplier of ship repair services for each vessel as well as more consistent levels of quality, faster turnaround for emergency work, and reduced costs associated with learning curves and the shipyard's familiarity with the vessel. Multi-ship, multi-year contracts have cost-reimbursement terms. During 2002 and 2003 USMR was the prime contractor on multi-ship, multi-year programs covering LPD, LSD, and DDG class vessels in San Diego, LSD class vessels in Norfolk, and MCM class vessels in Ingleside, Texas.

In addition to Navy contracts, USMR competes for work on most other classes of government vessels including preposition and sealift ships controlled by Military Sealift Command, U.S. Coast Guard vessels, ready reserve fleet vessels, U.S. Army support vessels, and other government owned craft. The most significant contracts during 2002 and 2003 were with Military Sealift Command and included major repair and maintenance work on the vessels USNS Shasta, USNS Diehl in San Francisco and the USNS Lenthall in Norfolk.

Non-government work includes commercial work on vessels ranging in size from harbor bound tugs and barges to cruise ships, oil tankers, and container ships. The largest commercial contracts performed by USMR during 2002 and 2003 consisted of drydocking work on cruise ships that call on U.S. ports including the Carnival "Elation', Disney "Magic", and Royal Caribbean "Vision of the Seas'. A number of factors have hampered commercial sales revenue during 2002 and 2003 including the value of the U.S. dollar and the previous commitments of drydock capacity to the U.S. Navy, particularly in Norfolk. Recent declines in the U.S. dollar have made USMR more competitive with foreign shipyards, particularly those in European countries.

Joint Ventures

We have a joint venture located in Turkey. In March 2002, we sold our 51% interest in a joint venture in Saudi Arabia described below. The joint ventures are accounted for using the equity method, as we do not control them due to our partner's veto rights over most operating decisions, but we do have the ability to exercise influence over their operating and financial policies.

FNSS-Turkey. The FNSS Savunma Sistemleri A.S. ("FNSS") joint venture was formed in 1987 to manufacture and sell armored combat vehicles to the Turkish Army. We own 51% of FNSS. Following completion of an initial contract for 1,698 armored combat vehicles, we received a follow-on contract for 551 additional vehicles in 2000, with deliveries beginning at the end of 2001. In 1998, FNSS signed its first export contract with the United Arab Emirates (Abu Dhabi) to provide 133 vehicles comprised of a mix of forward observation vehicles, engineer squad vehicles and recovery vehicles, with deliveries starting mid 1999 and ending in early 2001. In August 2000, FNSS signed a second major export order to supply 211 vehicles in eleven configurations to the government of Malaysia. This contract also includes co-production through a sublicensee company in Malaysia. The orders for the Turkish government and the Malaysian government provide FNSS with backlog through 2004.

FNSS is pursuing new business opportunities with the Turkish government for additional armored combat vehicles, wheeled combat vehicles, amphibious vehicles, self-propelled howitzers and tanks, and recovery vehicles. FNSS is also pursuing additional orders with the Jordan and Malaysia which could potentially occur in the near term and orders with the UAE and Saudi Arabia, which would occur in the out years and other export opportunities within its licensed territory.

United Defense Systems-Arabia ("UDS"). For several years, we owned 51% of United Defense Systems, Ltd., a Saudi Arabian company, in partnership with Al-Hejailan Projects Company, Ltd. ("Al-Hejailan").

Following the completion of various contracts involving the provision of services to the Saudi government regarding armored combat vehicles, we determined that worsening Saudi financial constraints would continue to diminish the prospects of this joint venture. Accordingly, in March 2003 we completed the sale of our interest in the venture to Al-Hejailan for $405,000. Under the terms of the sale agreement, we ceased receiving any share of the ventures earnings beginning on March 1, 2002.

Research and Development and Engineering Capabilities

Our Defense Systems segment conducts research and development of new technologies for application to weapon systems and upgrades. Our ability to compete for new Defense Systems contracts depends to a large extent on the success and innovation of our research and development programs.

The engineering capability of the Defense Systems segment has been a critical component of its success. Extensive experience in simulation, systems integration, armor, mobility, survivability and armaments, as well as our software development, engineering and electronics capabilities, have allowed us to stay at the forefront of the development, manufacture and upgrade of our products and to apply our technologies to other products.

A recent example of this occurred in 2002, when our Defense Systems segment competed for and won a contract for the development of add-on-armor for the Stryker vehicles that another contractor is producing for the U.S. Army. The contract, which continued through 2003, included design and qualification testing, production of 59 surrogate armor kits, and manufacturing planning for production. The contract contains options for the production of up to 1,000 armor kits for the Stryker vehicles.

In 2003 we devoted resources to developing two exciting new products that we expect to mature further in 2004. Eagle Vision™, which we developed with Sarnoff Laboratories, provides 360 degrees of electronic, panoramic viewing from inside a closed space or from a remote location. By using multiple cameras that are seamlessly blended and displayed on a head tracked helmet viewing system or other display device, Eagle Vision™is able to provide enhanced situational awareness for the entire vehicle crew. Another key feature of Eagle Vision™ is its ability to detect and track moving objects within a 360 degree area around the vehicle regardless of where the user is looking.

WaterSentry™, which we have developed with Oak Ridge National Laboratory, offers a continuous detection capability against waterborne toxins by innovatively monitoring the natural activity of green algae and providing a capability to detect a toxin's presence at the levels anticipated during military conflicts, terrorist attacks on civilian water supplies, or regulatory violations.

We expended $23.7 million, $27.7 million and $29.8 million on research and development in 2001, 2002 and 2003, respectively, a substantial portion of which was included in overhead allocable to both U.S. Government and foreign government contracts.

Competition

In the markets we serve, we face a variety of major domestic and foreign competitors. In the Defense Systems segment, competitors include Alvis-Vickers, Ltd., The Boeing Company, General Dynamics Corporation, GIAT, Krauss Maffei Wegmann, Lockheed Martin Corporation, Oto Melara, Raytheon Company, Steyr Daimler Puch, and Textron. In the Ship Repair and Maintenance segment, competitors include General Dynamics Corporation, Northrop Grumman Corporation, Metro Machine Corporation, Todd Shipyards Corporation, Earl Industries, Inc., Marine Hydraulics International, Inc., and Deytens Shipyards, Inc.

We believe that we will continue to be able to compete successfully based upon the quality, technological advancement and cost competitiveness of our products and services. As the electronic and software content of our products increases, we expect to encounter increased competition from electronics and aerospace companies whose activities historically have been largely unrelated to our products and programs. Our ability to compete for new Defense Systems segment contracts depends to a large extent on the success and innovation of our research and development programs, our capability as a systems integrator, whether we can partner with military industrial facilities owned by DoD (known as depots), our ability to offer best value to our government customers, our success in obtaining subcontracts on those programs where we are not the prime contractor, and our readiness in facilities, equipment and personnel to undertake the programs for which we compete. Major factors involved in competition for the Ship Repair and Maintenance segment include the geographic proximity of the ship repair facility and the vessel, technical skills, price, and facility requirements such as dry-docks, cranes, and berthing capabilities.

In some instances, Defense Systems programs are sole-sourced by the U.S. Government to a single supplier, and in other cases involve a prime contractor and multiple suppliers. In cases where we are the sole-source provider, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government should choose to reopen the particular program to competition. Our customers, particularly the industrial facilities operated by the DoD, often compete with us for aftermarket business, such as upgrade work and various overhaul and servicing work we perform.

Major Customers

Our sales are predominantly derived from contracts with agencies of the U.S. Government. See Note 13 to the Consolidated Financial Statements, included in Item 8.

Backlog

As of December 31, 2003, our funded backlog was approximately $2.1 billion, of which 93% was associated with our Defense Systems segment and 7% with our Ship Repair and Maintenance segment. Funded backlog does not include the awarded but unfunded portion of total contract values. This backlog provides management with a useful tool to project sales and plan its business on an on-going basis. We expect to earn as revenues a substantial majority of the backlog at December 31, 2003 by the end of 2004.

Intellectual Property

Although we own a number of patents and have filed applications for additional patents, we do not believe that our operations depend significantly upon our patents. In addition, our U.S. Government contracts generally license us to use patents owned by others. Similar provisions in the U.S. Government contracts awarded to other companies make it impossible for us to prevent the use by other companies of our patents in most domestic work. Additionally, we own certain data rights in our products under certain of our government contracts. The protection of data developed by us from use by other government contractors is from time to time a source of negotiation between us and the U.S. Government, and the extent of our data rights in any particular product generally depends upon the degree to which that product was developed by us, rather than with U.S. Government funds. We routinely enter into confidentiality and non-disclosure agreements with our employees to protect our trade secrets.

Employees

At December 31, 2003, we had approximately 7,300 employees and approximately 600 contract workers (excluding employees of our Turkish joint venture). Approximately 2,000 of our employees at nine locations are represented by eleven unions, including the Glass, Molders, Pottery, Plastics and Allied Workers (Anniston, Alabama); the International Association of Machinists (Louisville, Kentucky and Santa Clara, California); the United Automobile, Aerospace and Agricultural Implement Workers (Minneapolis, Minnesota); the International Guards (Minneapolis); the International Brotherhood of Teamsters (Santa Clara); the United Steelworkers (York, Pennsylvania); Armament Systems Guards Firefighters (Minneapolis); the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers (Norfolk, Virginia); the Pacific Coast Metal Trades District Council (San Francisco, California); the Swedish Trade Union Cooperation (Sweden); and the Federation of Salaried Employees in Industry and Services (Sweden). While we have from time to time experienced strikes by our unionized employees, we believe that our relations with such employees are generally good.

Sources and Availability of Raw Materials

Our manufacturing operations require raw materials, primarily aluminum and steel, which are purchased in the open market and are normally available from a number of suppliers. We purchase a variety of electronic and mechanical components for which we have multiple commercial sources. We have not experienced any significant delays in obtaining timely deliveries of essential raw materials.

Environmental Matters

Our operations are subject to federal, state and local laws and regulations relating to, among other things, emissions to air, discharges to water, the handling and disposal of hazardous and solid wastes and the cleanup of hazardous substances ("Environmental Laws"). We continually assess our compliance status and believe that our operations currently are in compliance with Environmental Laws.

Operating and maintenance costs associated with environmental compliance and prevention of pollution at our facilities are a normal, recurring part of operations, are not significant relative to total operating costs or cash flows, and are generally allowable as contract costs under our contracts with the U.S. Government ("Allowable Costs"). Such costs have not been material in the past and, based on information presently available to us and on U.S. Government environmental policies relating to Allowable Costs in effect at this time (all of which are subject to change), are not expected to have a material adverse effect on us.

Under existing U.S. environmental laws, so-called potentially responsible parties may be jointly and severally liable and, therefore, we are potentially liable to the government or third parties for the full cost of remediating contamination at our sites or at third party sites. In the unlikely event that we were required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other potentially responsible parties for their share.

As with compliance costs, a significant portion of our expenditures for remediation of existing contamination at our facilities consists of Allowable Costs. As of December 31, 2003, we had accrued approximately $33 million to cover any investigation and/or remediation costs that may not be Allowable Costs under U.S. Government contracts. The amount accrued is based on reasonable estimates, although there is a possibility that amounts in excess of amounts accrued may be incurred. The most significant of the estimated liabilities are related to ongoing remediation efforts.

One of USMR's largest facilities is located in San Diego, California. Pursuant to a demand from the California Regional Water Quality Control Board, we completed a study of sedimentary contamination in San Diego Bay and we are continuing to perform testing of the contaminated areas for the purpose of establishing clean-up criteria for future remediation work. Once definitive clean-up criteria are established, we expect that we will be required to begin remediation procedures with respect to the contamination. We anticipate that the total cost associated with the remediation phase will range from $6 to $9 million, although it is conceivable that costs could be as high as $30 million if the most stringent clean-up standard were to be adopted. Up to $9 million of such remediation cost, to the extent the costs are not recovered on USMR's government contracts or from other responsible parties, may be recoverable from USMR's former shareholders, under an escrow arrangement established in 1997 when the San Diego operation was acquired by USMR. Also a further $15 million escrow fund was established in our 2002 acquisition of USMR, which may be available in respect of USMR's sediment exposure. We have asserted claims against both escrow funds, primarily on account of the potential remediation exposure of San Diego.

Pursuant to the terms of the 1997 acquisition of United Defense, L.P., FMC Corporation and Harsco Corporation (collectively, the "Sellers") are required to reimburse us for 75% of certain remediation costs that are Non-Allowable Costs through the year 2007 for environmental losses we have previously identified to the Sellers. Accordingly, we have recorded a receivable for $1.2 million for which we expect to be reimbursed by the Sellers over approximately the next four years under the terms of the 1997 acquisition agreement.

Since approximately 1941, we (and, prior to our formation, our predecessors) have operated the Fridley, Minnesota facility. The majority of the Fridley facility is owned by the U.S. Navy (the "Navy property"), but operated by us under contract with and on behalf of the Navy. We own a portion of the facility. Since 1991, the Navy has expended more than $27 million in remediation costs, including site investigation, on the Navy property, and the Navy has indicated that it anticipates spending a further $8.9 million on such matters at the site. The Navy has engaged us in discussions as to whether we should pay a portion of the expenses, and offered to resolve the matter if we would pay 25% of such costs (approximately $8.4 million). We dispute any responsibility for such costs, and also believe that any remediation related costs that we may incur concerning the Navy property would constitute Allowable Costs. However, there is substantial uncertainty regarding the terms on which the matter might ultimately be resolved (whether by settlement, legal proceedings, or otherwise).

Available Information — Corporate Governance Materials

We make available free of charge on our internet website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You can find these reports, together with our Code of Ethics, the charters of the committees of our Board of Directors, and other corporate governance information on our website at www.uniteddefense.com under the "Investors" heading.

Risk Factors

Our government contracts entail risks.

We are a sole-source, prime contractor for many different military programs with the U. S. Department of Defense ("DoD"). We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. The government's termination of, or failure to fully fund, one or more of the contracts for our programs, would have a negative impact on our operating results and financial condition. We also serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

We rely on key contracts with U.S. Government entities for a significant portion of our sales. A substantial reduction in these contracts would materially adversely affect our operating results.

We derive revenues predominantly from contracts with agencies of, and prime contractors to, the DoD. Approximately 77% of our sales for the year ended December 31, 2003, were made directly or indirectly to agencies of the U.S. Government, excluding U.S. Foreign Military Sales contracts. Any significant disruption or deterioration in our relationship with the U.S. Government and a corresponding reduction in these contracts would significantly reduce our revenues. See, for example, "Results of Operations — Emerging Trends and Uncertainties" under Item 7, Management's Discussion and Analysis, below.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

In recent years, the trend in combat system design and development appears to be evolving towards the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies who have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating or reducing the role of sole-source providers or prime contractors of component weapon systems. For example, the U.S. Army recently awarded the prime contractor role in its FCS program (discussed below) to The Boeing Company in the capacity of overall integrator for FCS, instead of awarding separate prime contracts for major FCS elements such as ground vehicles, air vehicles, and network electronics.

The ultimate results of the U.S. Army's transformation effort are uncertain, and the scale of the effort has reduced and may further reduce funding for other U.S. Army programs in which we participate.

See "Results of Operations — Emerging Trends and Uncertainties" under Item 7, Management's Discussion and Analysis, below, for a discussion of the potential impact of the FCS program on our other U.S. Army programs and our overall business prospects.

Government contracts contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion.

As a company engaged primarily in supplying defense-related equipment and services to the U.S. Government, we are subject to business risks specific to our industry. These risks include the ability of the U.S. Government to unilaterally:

- suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

- terminate our existing contracts;
- reduce the value of our existing contracts;
- audit and object to our contract-related costs and fees, including allocated indirect costs;
- control, and under certain circumstances, prohibit the export of our products; and
- change certain terms and conditions in our contracts.

The U.S. Government can terminate any of its contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed, prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions.

As a U.S. Government contractor, we are subject to financial audits and other reviews by the U.S. Government of our costs and performance, accounting and general business practices relating to these contracts. Like most large government contractors, we are audited and reviewed on a continual basis. Based on the results of its audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill and other intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. Government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.

Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosure of compliance issues to governmental agencies as appropriate. We are currently providing information on compliance matters to various agencies, and we expect to continue to do so in the future. For example, on August 8, 2002 we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia. The subpoena seeks information relating to a 2000 contract between us and the Italian government for the upgrading of certain amphibious assault vehicles. We believe that the grand jury investigation is directed toward ascertaining whether any violation of the Foreign Corrupt Practices Act occurred in connection with the Italian contract. While management is not aware of any such violation, it is too early for us to determine whether the ultimate outcome of the investigation would have a material adverse impact on our results of operation or financial position.

Government contracts are subject to competitive bidding.

We obtain many of our U.S. Government contracts through a competitive bidding process that subjects us to risks associated with:

- the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;
- the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us, such as the contract for the U.S. Army's IAV program (now known as the Stryker program); and
- the design complexity and rapid rate of technological advancement of defense related products.

In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government's changing concepts of national defense and defense systems. For example, in recent years, there has been a trend in military procurement toward increasing the use of wheeled combat vehicles, exemplified in the U.S. Army's announced procurement of over 2,000 wheeled vehicles in November 2000 for the Stryker program, a competition in which we unsuccessfully offered tracked vehicle candidates. To the extent that future armored vehicle procurements emphasize wheeled designs, we may remain at a competitive disadvantage if we are unable to offer a competitive wheeled vehicle design. (However, we are under contract to design and develop approximately 50% of the FCS manned ground vehicles, whether the Army selects a tracked or wheeled version. Historically, our experience is that such involvement is likely to lead to corresponding production contracts, if and when the system reaches production.) Moreover, there is no assurance that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in profits.

Our fixed-price and cost-plus contracts may commit us to unfavorable terms.

We provide our products and services primarily through fixed-price, cost-plus and time and materials contracts. For the year ended December 31, 2003, fixed-price contracts provided 61% of our revenues, and cost-plus contracts, including time and material contracts, provided 39%.

In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss.

In a cost-plus contract, we are allowed to recover our approved costs plus a fee. The total price on a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. U.S. Government regulations require us to notify our customer of any cost overruns or underruns on a cost-plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

On our time and materials contracts, we recover a specific amount per hour worked, the cost of direct materials and subcontracts, and a mark-up on direct materials and subcontracts. Time and materials contracts may provide for not-to-exceed price ceilings as well as the potential that we must partially absorb cost overruns.

Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts, as required under U.S. generally accepted accounting principles, there is no assurance that our contract loss provisions will be adequate to cover all actual future losses.

Intense competition could limit our ability to win and retain government contracts.

The defense and private-sector ship repair industries are highly competitive and we encounter significant domestic and international competition for government contracts from other companies, some of which have substantially greater financial, technical, marketing, manufacturing and distribution resources than we do. Our ability to compete for these contracts depends on:

- the effectiveness of our research and development programs;
- our ability to offer better program performance than our competitors at a lower cost to the U.S. Government;
- the location of our ship repair facilities in relation to U.S. Navy homeports; and
- the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

Additionally, our U.S. Government programs must compete with programs managed by other defense contractors for limited funding. Our competitors continually engage in efforts to expand their business relationship with the U.S. Government and are likely to continue these efforts in the future. For example, in the private-sector ship repair industry, as the U.S. Navy moves toward greater use of multi-ship, multi-year contracts, the larger size of the contracts to be awarded may attract additional competitors to our market, including companies that have traditionally focused on shipbuilding rather than repair. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, defense programs compete with non-defense spending of the U.S. Government for funding. Budget decisions made by the U.S. Government are outside of our control and can have long-term consequences for our size and structure.

In some instances, the U.S. Government directs to a single supplier all work for a particular program, commonly known as a sole-source program. In those instances, other suppliers who might otherwise be able to compete for various components of the program can only do so if the U.S. Government chooses to reopen the program to competition. While we have derived most of our historical revenues from sole-source programs, we derive and expect to derive a portion of our sales through competitive bidding. In addition, although the U.S. Government has historically awarded certain programs to us on a sole-source basis, it may in the future determine to open such programs to a competitive bidding process. There is no assurance that we will continue to be the sole-source contractor on various programs, that we will compete successfully for specific program opportunities or, if we are successful, that awarded contracts will generate sufficient sales to be profitable. The failure or failures to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

We cannot guarantee the success of our strategy to pursue multi-ship, multi-year contracts awarded by the U.S. Navy for work on Atlantic Fleet surface ships.

We expect the U.S. Navy to increase the use of multi-ship, multi-year contracts for the repair and maintenance of the Atlantic Fleet, and the aggressive pursuit of these contracts is an important part of our business strategy. Our ability to win these contracts will depend on a variety of factors, including our cost structure, past performance under these types of contracts on both the East and West Coasts, and our access to additional shipyard facilities for overflow work.

The maintenance and establishment of teaming agreements is important to our business.

In our Ship Repair and Maintenance segment, we currently engage in teaming and other agreements that involve either general arrangements with other ship repair companies to allow us access to facilities and employees, or whereby we take subcontracting responsibility for a specific aspect of a larger prime contract. We recently acquired a second dry dock at our Norfolk facility from another area shipyard. The acquisition permits the continued use of the dry dock by the other company and also provides that the U.S. Navy may require us to unwind the acquisition if the subsequent dry dock use does not achieve expected efficiencies. We believe that the ability to participate in many of the U.S. Navy's future contracts will depend on our ability to maintain and enter into successful agreements within the industry. There is no assurance that our current arrangements would not be terminated or renewed when they expire.

In our Defense Systems segment, we also make frequent use of teaming agreements. For example, we recently entered into a teaming agreement with Boeing and General Dynamics regarding our role on the manned ground combat vehicle portion of the FCS program. We cannot assure you that we will continue to be selected as a teaming participant, or that we will be able to identify and successfully work with other companies. Failure to maintain or enter into future teaming agreements may have a material adverse effect on our business and future prospects.

Our operating performance is heavily dependent upon the timing of manufacturing and delivery of products under our U.S. Government contracts.

Our operating results and cash flow are dependent, to a material extent, upon the timing of manufacturing and delivery of products under our government contracts. For example, under recent Bradley production contracts, we do not recognize sales on a unit until we deliver or "field" such unit. This extends the period of time during which we carry these vehicles as inventory and may result in an uneven distribution of revenue from these contracts between periods.

As a result, our period-to-period performance may fluctuate significantly, and you should not consider our performance during any particular period as necessarily indicative of longer-term results. See "Management's Discussion and Analysis of the Results of Operations and Financial Condition — Overview", Item 7 below.

The operating performance of our Ship Repair and Maintenance business segment is heavily dependent on the deployment and maintenance schedules of the U.S. Navy, as well as the U.S. Government budgetary cycle.

The timing and extent of the maintenance and repair of U.S. Navy vessels depends on the maintenance and deployment schedules established by the U.S. Navy for each vessel. While the U.S. Navy tries to evenly distribute repairs throughout the year in a given port, this is not always possible. Therefore, the level of activity in our repair and maintenance facilities and the financial results of our Ship Repair and Maintenance segment can vary significantly from period to period. In addition, U.S. defense-related agencies, including the U.S. Navy, have historically allocated the majority of their budgets during their first and second fiscal quarters, which correspond with our fourth and first fiscal quarters. The timing of these allocations has caused and will likely continue to cause fluctuations in our revenues, profitability, and cash flows.

A reduction in the U.S. defense budget could result in a decrease in our revenue.

The reduction in the U.S. defense budget that began in the early 1990s caused most defense-related government contractors, including our predecessor company, to experience decreased sales, reduced operating margins and, in some cases, net losses. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales and earnings. The loss or significant reduction in government funding for any large program in which we participate could also materially adversely affect our sales and earnings and thus our ability to meet our financial obligations.

If we are not successful in integrating the new and complex technologies to be used in our products, our business could be materially and adversely affected.

The integration of diverse technologies involved in producing our products is a complex task, which in many instances has not been previously attempted.

In addition, our ability to integrate the new and complex technologies involved in our products is subject to risks associated with uncertain costs and availability of resources, including:

- frequent need to bid on programs before their design is completed, which may result in unforeseen engineering difficulties and/or cost overruns;
- delays in delivery of necessary components or their scarcity; and
- limitations on the availability of human resources, such as software engineers and information technology professionals.

Our international operations and foreign joint venture subject us to risks that could materially adversely affect our results of operations and financial condition.

We participate in an unconsolidated joint venture in Turkey and in co-production programs in several other countries. We recognized earnings from our joint venture of $19.8 million for the year ended December 31, 2003. Our export sales, which include U.S. direct foreign sales, U.S. Foreign Military Sales and our revenues from our Bofors Defence subsidiary, totaled $442.8 million for the year ended December 31, 2003 representing approximately 22% of our total revenues for that period. Our strategy includes expansion of our international operations and export sales. In connection with these international operations and sales we are subject to risks, including the following:

- devaluations and fluctuations in currency exchange rates;
- the ability to obtain distributions of cash which require the approval of joint venture partners;

- changes in, or changes in interpretations of, foreign regulations that may adversely affect our ability to sell certain products or repatriate profits to the United States;
- imposition of limitations on conversions of foreign currencies into U.S. dollars;
- imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
- hyperinflation or political instability in the countries in which we operate or sell;
- imposition or increase of investment and other restrictions by foreign governments;
- the potential imposition of trade or foreign exchange restrictions or increased tariffs;
- U.S. arms export control regulations and policies that restrict our ability to supply foreign affiliates and customers; and
- local political pressure to shift from majority to minority ownership positions in joint ventures, which could further reduce our ability to influence the conduct, strategy and profitability of these ventures.
- changes in overall diplomatic and security relationships between the United States and various foreign countries such as the strains that emerged with respect to Turkey in the context of U.S. military operations in Iraq during 2003.

If we expand our international operations, these and other associated risks are likely to become more significant to us. Although these risks have not had a material adverse effect on our financial condition or results of operations in the past, there is no assurance that these risks will not have a material adverse effect on our results of operations and financial position in the future.

We may not have the ability to make acquisitions, develop strategic alliances, expand or implement new joint ventures, or successfully implement and maintain co-production programs.

As part of our growth strategy, we intend to expand our current joint ventures and pursue new strategic alliances, selected acquisitions and co-production programs. We consider strategic transactions from time to time and may be evaluating acquisitions, alliances or co-production programs or engaged in negotiations at any time. We compete with other ship repair and defense-related businesses for these opportunities. There is no assurance, therefore, that we will be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

The integration of any strategic alliances, acquisitions, teaming agreements or co-production programs into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our financial condition and operating results. In addition, we may be required to enter into novation agreements with the U.S. Government in order to succeed to the U.S. Government contracts of any acquired entity. Novation can be a lengthy process that often occurs after the consummation of an acquisition. Accordingly, our failure to obtain any required novation could have a material adverse effect on the value to us of an acquired business.

Significant risks are inherent in the day-to-day operations of our ship repair and maintenance business.

The day-to-day activities of our ship repair and maintenance business involves the repair, maintenance and modernization of large steel structures, the operation of cranes and other heavy machinery and other operating hazards. As a result, our operations can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and interruption of our business. The structural or mechanical failure of a vessel after it leaves one of our shipyards can result in similar injuries and damages and could result in liabilities to us. We could be named as a defendant in a lawsuit asserting large claims on the occurrence of any of these events. Although we maintain insurance protection in amounts we consider to be adequate, we cannot assure you that this insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which we may be subject. If we are not fully insured against a successful claim, there could be a material adverse effect on our financial condition and result of operations.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

As of December 31, 2003, we had approximately 7,300 employees and 600 contract workers. Approximately 2,000 of our employees are covered by collective bargaining agreements with various unions. (See Item 1, Description of Business, "Employees" for additional detail regarding our unionized locations.) Our union agreements typically have a term of three years and thus regularly expire and require renegotiation in the course of our business. The next scheduled expiration of such agreements will be in June 2004, regarding approximately 150 USMR workers in San Francisco, California and in September, 2004, regarding approximately 120 workers in Minneapolis, Minnesota. Although we believe that our relationships with these unions are good, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise.

We may not be able to receive or retain the necessary licenses or authorizations required for us to sell our products overseas.

U.S. Government licenses are required for us to export our products. In the case of certain sales of defense equipment to foreign governments, the U.S. Government's Executive Branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the Executive Branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States.

Our significant level of debt may adversely affect our financial and operating activity.

At December 31, 2003, we had approximately $577 million in outstanding term loans under our secured credit facility as well as letters of credit in the amount of approximately $115 million. Approximately $85 million remains available under the credit facility. In the future, we may borrow more money, subject to the limitations imposed on us by our senior secured credit facility.

Our level of indebtedness has important consequences to investors in our common stock. For example, our level of indebtedness may:

- require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of that cash flow for other purposes such as capital expenditures, research and development, and other investments;
- limit our ability to obtain additional financing for acquisitions, investments, working capital and other expenditures, which may limit our ability to carry out our business strategy;
- result in higher interest expense if interest rates increase on our floating rate borrowings;
- heighten our vulnerability to downturns in our business or in the general economy and restrict us from making acquisitions, introducing new technologies and products, or exploiting business opportunities; or
- subject us to covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends, or that require us to maintain or meet specified financial ratios or tests, with any failure by us to comply with those covenants potentially resulting in an event of default on that debt and a

- foreclosure on the assets securing that debt, which would have a material adverse effect on our financial position and results of operations.

We depend on key management and personnel and may not be able to retain those employees or recruit additional qualified personnel.

We believe that our future success will be due, in part, to the continued services of our senior management team. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts. In addition, competition for some qualified employees, such as software engineers or other advanced engineering professionals, has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled workers. Our failure to recruit and retain qualified employees could adversely affect our results of operations, and may impair our ability to obtain future contracts.

Environmental laws and regulations may subject us to significant liabilities.

Our operations are subject to U.S. federal, state and local environmental laws and regulations, as well as environmental laws and regulations in the various countries in which we operate, relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur substantial costs in the future. Although a significant portion of our ongoing environmental costs are recoverable from other parties or allowable as costs under the terms of many of our contracts, there is no assurance that we will not incur material unrecoverable or unallowable costs in the future. In addition, there is no assurance that environmental costs we expect to be reimbursed by other parties or allowed as charges in U.S. Government contracts will be reimbursed or allowed. A decline in such reimbursement or allowability could have a material adverse effect on our financial condition and results of operations.

Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of the person being held responsible. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us regardless of whether the contamination is attributable to other potentially responsible parties. Many of our facilities have been used for ship repair and related activities for several decades. The nature of ship repair operations requires the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in our shipyards and the adjacent waterways and may do so in the future. Accordingly, we make capital expenditures and incur operating expenses for clean-up, mitigation and other environmental matters arising from the condition of our shipyards and the adjacent waterways and from our daily operations.

See "Environmental Matters" discussion in Item 1, Description of Business, above, for a more detailed description of certain environmental matters and our related potential liability.

We may need to raise additional capital on terms unfavorable to our stockholders.

Based on our current level of operations, we believe that our cash flow from operations, together with amounts we are able to borrow under our senior secured credit facility, will be adequate to meet our anticipated operating, capital expenditure and debt service requirements for the foreseeable future. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the defense industry. It is possible that our business may not generate sufficient cash flow from operations and we may not otherwise have the capital resources to allow us to service our debt and make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be on terms dilutive to our stockholders.

We cannot be sure that we would be able to take any of the foregoing actions or that we could do so on terms favorable to us or you.

Acting in a subcontractor role on FCS may reduce our control over and financial results from the program.

On most of our programs with the Army, we have historically participated in the role of the prime contractor, meaning that we have overall contractual responsibility for the final product or system sold to Army, and subcontract to others for various components and services which we incorporate in the final product. For example, we are or have been the prime contractor on the U.S. Army's Bradley, Crusader, M109/FAASV, M113, M88 Hercules, and ACE programs. By contrast, on the FCS program, including the NLOS-C system (both of which are discussed above under Item 1, Description of Business, Defense Systems Segment), we participate as a subcontractor, at least during the development phases of the program, which is scheduled to last several years. Historically, we have sought the role of prime contractor on our military programs because of both the heightened visibility and extensive customer interface which prime contractors tend to possess. The overall effect of participating in FCS as a subcontractor rather than as a prime contractor is uncertain, but it may lessen our ability to obtain adequate funding for elements of the program in which we participate, and/or to influence the technological direction, nature, scope, and ultimate production and fielding of those elements in which we participate. Any such diminution could reduce our revenues and profits from FCS participation, and/or render us subject to greater competition from other current or potential participants in the program.

Decline in the value of the securities held by our employee retirement plans would adversely affect our retiree benefit expense and funding levels.

Our employee retirement benefit plans hold a significant amount of equity securities. Declines in the market values of these securities would increase our retiree benefit expense and, as a result, adversely affect our profitability. In addition, a continued decline in such asset values could cause our plans, which in the aggregate were adequately funded as of December 31, 2003, to become underfunded.

ITEM 2. *Properties*

The principal manufacturing and research and development activities for our Defense Systems segment are located in four main facilities: Fridley, Minnesota; York, Pennsylvania; Louisville, Kentucky; and Santa Clara, California. We currently own 326,023 square feet and have historically used the attached 1,712,240 square foot Fridley facility under a facility-use agreement with the U.S. Government. Our current such agreement expires on June 30, 2004, and we are currently in negotiations with the U.S. Government to amend and/or extend the agreement. The York facility consists of 1,006,906 square feet and is owned by United Defense. We lease our 633,609 square foot Louisville facility pursuant to a lease expiring in June 2005. The main Santa Clara facility occupies 124,940 square feet under a lease that expires in October 2011. In addition, we own or lease approximately 25 additional administrative offices, manufacturing facilities, and warehouse locations throughout the U.S. and in Sweden.

Our Ship Repair and Maintenance segment owns or leases a total of seven ship repair facilities in the continental United States and Hawaii. The two largest facilities are full service shipyards located in Norfolk, Virginia and San Diego, California. The San Diego shipyard includes 5 repair piers with 2,800 feet of berthing space, two dry-docks, various workshops, warehouses and offices located on 23 acres. All waterfront property in San Diego is occupied under a long-term ground lease that expires in 2034. The Norfolk shipyard is located on approximately 109 acres and includes 4 piers with 3,000 feet of berthing space, a 52,000 ton floating dry-dock, a 14,000 ton floating dry-dock, and numerous workshops, warehouses, and offices. We own the Norfolk property. In addition, our Ship Repair and Maintenance segment also leases five other shipyard facilities located in California, Texas, Hawaii, and Florida.

ITEM 3. *Legal Proceedings*

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that we expect to have a material adverse effect on our results of operations and financial condition.

As a government contractor, we are subject to the audit, review, and investigative authority of various U.S. Government agencies. Depending upon the particular jurisdictional statute, violations of federal procurement rules may result in contract price reductions or refunds, civil penalties, and/or criminal penalties. Government contractors that violate the False Claims Act and/or other applicable laws may be suspended or debarred from receiving further government contracts. Given our dependence on U.S. Government contracts, suspension or debarment is an inherent risk that could readily have a material adverse effect on us. Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosures of compliance issues to governmental agencies as appropriate. In the ordinary course of business, we provide information on compliance matters to various government agencies, and we expect to continue to do so in the future.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our sole class of common equity is our $0.01 par value common stock, which is traded on the New York Stock Exchange ("NYSE") under the symbol "UDI". Trading in our common stock commenced on the NYSE on December 14, 2001. As of February 13, 2004, there were 22 shareholders of record with approximately 18,933 beneficial shareholders of our common stock.

The table below shows, for the quarters indicated the reported high and low trading prices of our common stock on NYSE.

	High	Low
Calendar Year 2002:		
First Quarter	$28.47	$19.60
Second Quarter	29.85	19.70
Third Quarter	24.35	17.60
Fourth Quarter	24.35	18.65
Calendar Year 2003:		
First Quarter	$24.75	$20.06
Second Quarter	27.12	21.00
Third Quarter	29.69	25.19
Fourth Quarter	34.15	28.33
Calendar Year 2004:		
First Quarter (as of January 30, 2004)	$34.31	$28.72

As part of the recapitalization transaction described in Item 7 below, we paid two dividends in 2001. The first dividend of $289.7 million at $7.11 per share was paid on August 13, 2001. The second dividend of $92.0 million, or $2.22 per share was paid on November 26, 2001. We did not pay any dividends in 2002 or 2003 and have not determined whether to pay dividends in the foreseeable future. In addition, our $800 million senior secured credit agreement includes provisions restricting our ability to pay dividends.

We sold no unregistered securities during 2003.

ITEM 6. *Selected Consolidated Financial Data*

The following tables set forth our selected consolidated financial data for the periods indicated. We have derived our consolidated statements of operations and our balance sheet data for each of the five years ended December 31, 2003 from our audited consolidated financial statements. The historical results presented are not necessarily indicative of future results. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and their related notes included elsewhere in this document.

On September 6, 2000, we acquired all of the outstanding stock of Bofors Defence, and on July 2, 2002, we acquired all of the outstanding stock of United States Marine Repair. Accordingly, the financial statements reflect the results of operations of the acquired entities since the respective dates of acquisition. These acquisitions affect the comparability of the financial data for the periods presented.

	Year ended December 31,				
	1999	2000	2001	2002	2003
	(In thousands, except per share data)				
Net sales	$ 1,213,526	$ 1,183,886	$ 1,318,538	$ 1,725,346	$ 2,052,591
Net income	2,938	18,845	8,776	134,576	140,648
Total assets	853,142	895,820	925,118	1,453,970	1,591,164
Long term debt, including current portion	349,843	269,577	430,900	590,000	576,989
Cash dividends declared per common share	—	—	$ 9.33	—	—
Per Share Data:					
Earnings per common share — basic Net income	$ 0.07	$ 0.46	$ 0.21	$ 2.62	$ 2.71
Weighted average common shares outstanding	40,593,348	40,584,049	41,264,914	51,348,889	51,945,921
Earnings per common share — diluted					
Net income	$ 0.07	$ 0.44	$ 0.20	$ 2.55	$ 2.66
Weighted average common shares outstanding	42,052,127	42,419,473	43,203,511	52,796,680	52,942,622

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information included elsewhere in this report. This discussion contains forward-looking statements about our business and operations. Our actual results could differ materially from those anticipated in such forward-looking statements.

Overview

United Defense is a leader in the design, development and production of combat vehicles, artillery systems, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense ("DoD") and more than 40 foreign militaries, and is the leading U.S. provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related government agencies. For many of our key DoD programs, we are either the sole-source prime contractor and systems integrator or have been selected as the subcontractor to provide a major element or system in the overall program. We conduct global operations through our manufacturing facilities in the United States and Sweden, our ship repair facilities in key homeport locations for the U.S. Navy, a manufacturing joint venture in Turkey, and co-production programs with various other governments and foreign contractors.

The Carlyle Group ("Carlyle") formed United Defense Industries, Inc. in October 1997 to facilitate the acquisition of United Defense, L.P., our predecessor entity. As of February 27, 2004, Carlyle had sold major portions of their original investment in our company, and presently owns approximately 8.5% of our outstanding common stock. In July 2002 we acquired USMR from Carlyle.

We had a firm funded backlog of approximately $2.1 billion as of December 31, 2003, a substantial majority of which was derived from sole-source, prime contracts. Approximately 77% of our sales for the year ended December 31, 2003 were to the U.S. Government, primarily to agencies of the DoD (excluding Foreign Military Sales), or through subcontracts with other government contractors.

Our results of operations, particularly revenue, gross profits and cash flows, vary significantly from period to period, depending largely upon the timing of our delivery of finished products, the terms of our contracts and our level of export sales. As a result, period-to-period comparisons may show substantial changes disproportionate to our underlying business activity. Period to period comparisons are also affected by acquisitions where the results of operations for the acquired business are included in our results only for periods subsequent to the date of acquisition.

Our contracts typically fall into two categories, cost-plus and fixed-price. Our contracts for research, engineering, prototypes, and some other matters are typically cost-plus arrangements, under which we are reimbursed for approved costs and also receive a fee. Our production contracts are typically fixed-price arrangements under which we assume the risk of cost overruns and receive the benefit of cost savings. Our repair and maintenance contracts are a mix of fixed-price and cost-plus arrangements with a recent trend toward cost-plus. All of our DoD contracts, whether we are the prime contractor or a subcontractor, are subject to audit and cost controls. As a result, the DoD has the right to object to our costs as not allowable or as unreasonable, which can preclude recovery of these costs on both cost-plus and negotiated fixed-price contracts.

Emerging Trends and Uncertainties

Fundamentally, our business results are governed by the degree to which pertinent defense programs are funded by the U.S. government (and, for export and foreign sales, by foreign governments); the priorities and acquisition strategies chosen by the Department of Defense and its foreign counterparts; and our success in obtaining contracts and performing them to the satisfaction of our customers. Additionally, as described below, other factors distinctive to United Defense and its financial structure and situation also tend to influence our financial performance.

The current geopolitical climate and its interpretation by the U.S. Government has affected, and will likely to continue to affect, our overall business performance in sometimes conflicting ways. In general, the concern for U.S. military security was dramatically increased by the September 11, 2001 attack, and the consequent heightened attention was focused in particular ways by the ensuing U.S. military operations in Afghanistan and Iraq. The primary initial impact of these events was to generate a significant political consensus for increased defense spending, which in turn raised the DoD budget in all three areas of principal interest to us: procurement, research and development (R&D), and operations and maintenance (O&M). We tend to benefit from increased procurement appropriations because they provide the principal source of funding for production of our established systems such as the Bradley, naval guns, and naval missile launchers. R&D spending by contrast tends to support the development of new weapon systems in which we frequently have a lead role, such as vehicles for the Army's FCS program, new artillery systems (such as the Crusader, prior to its cancellation, and subsequently its NLOS-C replacement), and new naval weapons such as the AGS. O&M spending frequently translates into increased revenues for us in such areas as replacement track shoes for land combat vehicles, and more frequent ship repair and maintenance work. (References below to "FY05" and the like refer to the U.S. Government's October 1 – September 30 fiscal years, which are the periods for which federal funds are appropriated and spent.)

However, the nation's recent military challenges have brought with them a potentially far-reaching reexamination of the structure, organization, and equipment appropriate to future warfighting, particularly as it affects the U.S. Army, which for decades was our largest single customer. Additionally, the greatly expanded scale of DoD operations in the Middle East has tended to elevate the importance of funding current operations, which with their in-the-field urgency tend to enjoy a priority over longer-term DoD objectives in procurement and R&D. Thus the general political receptiveness to higher defense spending does not necessarily translate into uniformly improved financial performance for us, particularly given that the production of existing systems has historically produced our highest profit margins.

In 2002 and 2003, the aggregate effect of the foregoing factors was to significantly improve the results of our Ship Repair and Maintenance segment, missile canister business, and replacement track business for combat vehicles. At the same time, as discussed in greater detail below, DoD's strategic reexamination of the U.S. military force structure, conducted under the general heading of "transformation", tended to reduce procurement spending on what have been our mainstay combat vehicle programs while increasing R&D spending on the proposed next generation of combat weapons, particularly the FCS program and the Navy's new surface ship programs, the DD(X) and Littoral Combat Ship. We expect these influences to continue in 2004 and beyond.

In terms of the overall U.S. Government budget, we are uncertain as to how the larger national competing priorities will impact our overall business environment. DoD competes for federal funding with all of the Government's nondefense agencies, and DoD's overall budgetary allocation could accordingly be capped or driven downward in FY05 and beyond by such factors as the rising federal deficit, a perception that the U.S. has been victorious in Iraq and may now safely revert to a pattern of peacetime spending priorities, and the competing claims of such nondefense areas as health care and education. Conversely, defense spending would likely be pushed up by new terrorist attacks, increased geopolitical tensions regarding North Korea or Taiwan, or new difficulties in the Middle East. We claim no special insight as to how such competing priorities will ultimately be resolved, but we do believe that with nearly 100% of our revenues and profits deriving from defense programs, our aggregate results and financial condition will continue to be significantly affected by the overall allocation of government spending toward or away from defense.

Land Combat Vehicles

Historically, the largest portion of our revenues and profits derived from the development and production of land combat vehicles. In 2003, our revenues from such programs totaled $835.0 million, or 41% of our total revenue. Of such totals, approximately 73% came from U.S. Army programs. Since 1998 the Army has been developing and implementing a long-term transformational plan. While the pace and specific elements of the Army's plan have been the subject of ongoing adjustments, which we believe are likely to continue, the overall approach has involved three principal areas of focus: (1) maintenance of the so-called Current Force, consisting largely of tracked, armored combat vehicles such as the Bradley, the Hercules recovery vehicle, and the Paladin artillery systems produced and upgraded by our company; (2) rapid fielding of a lighter-weight, wheeled family of combat vehicles (the Stryker, formerly known as the Interim Armored Vehicle, or IAV), as an interim step toward the more rapidly deployable future force; and (3) development of a long-term future fighting force of digitally linked air and land reconnaissance and combat elements known as the FCS program. We do not participate significantly in the Stryker program, but we have major positions in both the Current Force and FCS.

Because FCS is conceptually ambitious, requires significant technological advances, and is envisioned ultimately to encompass major portions of the Army's major combat equipment, the Army has proposed long-term FCS expenditures on a record scale. The Administration proposes to spend $14.6 billion on FCS from FY05 through FY09, including $3.2 billion in FY05 alone, or approximately 29.6% of total Research and Development spending during those years. The Army selected United Defense for a principal role in the development of FCS manned ground vehicles ("FCS-MGVs"), and we accordingly entered into implementing agreements with General Dynamics Land Systems, the Army's designated co-developer for FCS-MGVs, and The Boeing Company, which the Army selected in 2002 as the lead system integrator for the FCS program as a whole. In December 2003 we received our largest development contract ever, in the form of a $2 billion subcontract award from Boeing for system design and development work on FCS-MGVs. Our work, which is to be performed over the period 2003 – 2011, will consist primarily of the development of (1) certain major common elements to be used on all FCS-MGVs, consisting of crew stations, propulsion, armor, active protection, signature management, defensive armament, and software architecture; and (2) five of the eight types of FCS-MGVs, consisting of the NLOS-M, ICV, MV, MRV, and the NLOS-C artillery vehicle.

The Army has established CY2010 as its intended commencement date for fielding FCS combat units, which would imply that volume production of FCS-MGVs may not begin until 2009. In the FY03 and FY04 legislative cycles, Congress imposed a requirement that the NLOS-C be fielded by 2008, which would require commensurately earlier production. Discussions regarding overall FCS program management, budgetary control, and schedule are ongoing between Congress and the Army, the outcome of which is yet unknown. The Army has also indicated that, particularly in view of the intense pace of combat operations in Iraq and the need to maintain the Current Force until perhaps 2025, the Current Force vehicles will require further rebuild and modernization efforts. In FY04, Congress appropriated $211 million for continued Bradley modernization, which will provide us with production work into 2006. Given the various factors described above, we cannot yet foresee with precision what mix of combat vehicle business may be under contract beyond 2005, and of course export orders which we are also pursuing may have a significant bearing on this aspect of our business, but we recognize the potential risk of a production gap in our combat vehicle facilities if our Current Force work should wind down or terminate before FCS production work were to commence. A prolonged suspension of production could reduce our workforce and employee skill base and necessitate the contraction of our manufacturing facilities.

Naval Weapon Systems

For several decades, the mainstays of our naval weapon systems business have been the development and production of guns and missile launching systems for surface warships. Our principal product lines for at least the last ten years have been the U.S. Navy's 5-inch, Mk 45 gun system and the Mk 41 Vertical Launch System ("VLS"), either or both of which have been installed on virtually all of the cruisers and destroyers built by the Navy during that period. We have also sold Mk 45 and VLS products to certain foreign navies, and our naval sales have also included VLS canisters (used for each missile launch from the VLS), submarine propulsors, and rebuild and overhaul work on other weapon systems for surface ships. We participate in the Mk 45 program as a prime contractor, and in the VLS program as a subcontractor to Lockheed Martin Company. In 2003 our naval weapon system sales (which include R&D, production, and rebuild work) totaled $355.3 million, or 17.3% of our total revenue.

As with the other military services, the Navy is engaged in substantial planning and development efforts for its future force. One of the Navy's largest ship development programs is known as DD(X), which is envisioned as the construction of at least 24 new surface warships to replace many of the Navy's existing destroyers. We participate in the DD(X) program as the provider of the two major weapon systems for the vessels: the AGS gun, and the next generation VLS, known as the Mk 57. The Navy awarded the DD(X) design contract to Northrop Grumman Corporation ("NGC"), and we (1) are NGC's subcontractor responsible for the design and development of the AGS and (2) act as a subcontractor for the Mk 57 to Raytheon Company, who is in turn the system subcontractor to NGC. The scale and complexity of the DD(X) program, combined with ongoing political oversight from the Administration and Congress, result in uncertainty regarding the ultimate development schedule, production scale, and spending level for DD(X). However, current Navy budgetary estimates allow approximately $170 million for the systems we would provide on the lead ship, a figure which would presumably decline on a per-ship basis if DD(X) reaches regular production, but which would nonetheless provide at least twice the per-ship revenue we receive on current Navy destroyers. Our existing AGS and Mk 57 subcontracts would provide approximately $470 million in revenue for development work to be completed by 2009.

We expect to continue to build Mk 45 guns and Mk 41 VLS subsystems for the Navy's currently produced DDG51 class of destroyers, six more of which are projected for completion by 2010. We also expect to continue to build VLS canisters, submarine propulsors, and other current naval systems for approximately the next 20 years, if not longer. Also, the Navy has expressed significant interest in using our Bofors 57mm gun on the LCS, a class of smaller surface ships which may involve the construction of 56 or more vessels, and the U.S. Coast Guard has selected the 57 mm gun for its new class of 8 National Security Cutters in its new Deepwater program. All such programs, together with the substantial emerging development work on the

AGS and the Mk 57 VLS, indicate that our naval weapon system business will continue to increase, both in terms of absolute revenue and profit volume, and as a proportion of our Defense Systems segment.

Ship Repair and Maintenance

In recent years, an important element of the success of our Ship Repair and Maintenance segment has been our practice of locating its principal facilities at the same locations where the U.S. Navy home-ports major portions of its fleet. This proximity accommodates the Navy's preference to have ship repair work performed at locations where most or all of the ship's crew reside. Additionally, we have benefited both from the Navy's practice of extending the service lives of major vessels, which tend to require more extensive work as they age, and from the intensified pace of naval operations for the U.S. military campaigns in Afghanistan and Iraq. To the extent that the Navy's operations decline in the wake of the regime changes in those countries, our ship repair business may decline.

In the overall allocation of DoD budgetary resources referred to earlier, the Navy must in turn determine how to apportion its funding between building new vessels and upgrading and repairing older ones. The Navy has decided to retire some of its older ships ahead of schedule in order to free up funds for new construction, and the tradeoff between these competing priorities is generally subject to attentive political oversight. While we are unable to predict the ultimate apportionment of funding between new and existing ships, we are aware that a pronounced shift to new construction could result in the further retirement of older naval vessels and a corresponding decline in overall repair requirements. We do not expect such developments to significantly affect the results of our Ship Repair and Maintenance segment during 2004, but their possible impact in 2005 and beyond is unclear.

Turkish Joint Venture

As we do not consolidate the results of our Turkish joint venture entity, FNSS, its contribution to our financial results are primarily through payments of royalties and dividends. Since FNSS commenced production in the early 1990's, with the exception of two or three years it has been major a contributor to our profits, and expected to be so again in 2004. However, FNSS has always been heavily dependent on armored combat vehicle production work for the Turkish armed forces, and its current contract, which commenced in 2001 and involves the production of 551 vehicles, is scheduled to be completed by the end of 2004, as is another FNSS contract involving the production of 211 armored combat vehicles for the government of Malaysia. FNSS is currently pursuing further production contracts for Turkey, Malaysia, and elsewhere, without which its operations might be substantially curtailed in 2005 or 2006. Just as in the United States, the award of military contracts in these countries is substantially dependent on the larger political process by which national budgets are allocated between civilian and military agencies, and within the military sphere among various competing program priorities. Additionally, even if one or more of these countries allocates budgetary funds for combat vehicle programs, FNSS may face competition from other combat vehicle suppliers. Accordingly, we are currently unable to access the outcome of FNSS' ongoing business development efforts. Given the historical contribution of FNSS to our financial results, however, we expect our results to continue to be affected by its ongoing business fortunes.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In particular, estimates are used for contract costs and revenues in the earnings recognition process, accruals related to environmental and other liabilities, and pension and other retirement costs. Actual results could differ from those estimates.

Revenue and Cost Recognition. We recognize sales on fixed-price production contracts when the risks and rewards of ownership have been transferred to the customer. For our DoD production contracts, those criteria are typically met when the manufacture of the product is completed and the customer has certified it as meeting the contract specifications and as having passed quality control tests. However, under recent Bradley and M113 production contracts, sales are not recognized until the vehicles are fielded to individual U.S. Army units because it is at that point that the risks and rewards of ownership are transferred. Fielding a vehicle refers to the final deprocessing activity such as checking for proper running condition, installing on board equipment, and getting the certified customer acceptance at their site of operation. This contractual provision extends the period of time during which these vehicles are carried as inventory and may result in an uneven distribution of revenue from these contracts between periods.

For our foreign production contracts, sales are generally recorded upon shipment of products to the customer, which corresponds to when the risks and rewards of ownership transfer. We tend to deliver products to our foreign customers in lots, which also results in an inventory build-up pending delivery.

Under fixed-price ship repair and maintenance contracts, contract costs are expensed as incurred and sales are recognized simultaneously based on the ratio of direct labor inputs and other costs incurred to date compared with estimated total direct labor inputs and total costs. Sales under cost-plus contracts for research, engineering, prototypes, ship repair and maintenance and certain other contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs.

We use the long-term contract method of accounting for our fixed-price contracts and therefore record gross margin on each unit produced at the time a sale is recognized, based on an estimate of the margin that will be realized over the life of the related contract. We currently evaluate estimates of gross margin periodically during the year and use the cumulative catch-up method to recognize changes in estimates of sales and gross margins during the period in which those changes are determined. We charge any anticipated losses on a contract to operations as soon as those losses are determined.

The principal components of cost of sales for our production and ship repair and maintenance contracts are materials, subcontractor costs, labor and overhead. The principal components of cost of sales for engineering and development contracts are compensation costs for the engineers and designers and related overhead necessary to support those personnel. All of these costs are charged to inventory as incurred except for Ship Repair and Maintenance costs, which are expensed as incurred. We use the last-in, first-out, or LIFO, method of accounting for the majority of our inventory, which generally results in higher cost of sales in periods when current costs of the inventory are higher than comparable costs in prior periods and a periodic charge to earnings to reflect changes in the costs of components of inventory. We expense selling, general, administrative, and research and development costs in the period incurred. The major components of these costs include compensation, overhead and amortization of intangibles.

Investments in Affiliated Companies. Our investment in our 51% owned foreign joint venture in Turkey, FNSS, is accounted for by using the equity method because we do not control the joint venture due to our partner's veto rights over major operating decisions. This same accounting treatment was used for our joint venture in Saudi Arabia, UDS, prior to the sale of our interest in the company.

Accrued Environmental Liabilities. We record financial statement accruals for environmental matters in the period that it becomes probable that a liability has been incurred and the amounts can be reasonably estimated. Judgment is required when we develop assumptions and estimate costs expected to be incurred for environmental remediation activities due to, along with other factors, difficulties in assessing the extent of environmental remediation to be performed, complex environmental regulations and remediation technologies, and agreements between potentially responsible parties to share in the cost of remediation. Given the level of judgment and estimation which has to occur as described above, it is likely that materially different amounts could be recorded if different assumptions were used or if circumstances were to change (e.g., a change in environmental standards).

Pension and Other Retirement Costs. Most employees are covered by defined benefit pension plans, and we provide health care and life insurance benefits to eligible retirees. Our earnings may be positively or negatively impacted by the amount of income or expense we record for our employee benefit plans. This is particularly true with income or expense for qualified defined benefit plans (pension plans) because those calculations are sensitive to changes in several key economic assumptions and workforce demographics.

We use actuarial valuations to compute the income or expense for the plans. These valuations include many assumptions, including assumptions we make relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in the assumptions we use. The key year-end assumptions used to estimate pension income or expense for the following fiscal year are the discount rate, the expected long-term rate of return on plan assets and the rate of increase in future compensation levels.

We use judgment in selecting these assumptions each year because we have to consider not only current market conditions, but also make judgments about future market trends, changes in interest rates and equity market performance. We also have to consider factors like the timing and amounts of expected contributions to the plans and benefit payments to plan participants.

Results of Operations

The following table summarizes key income statement financial results:

	Year ended December 31,		
	2001	2002	2003
		(in thousands)	
Revenue:			
Defense Systems	$1,318,538	$1,469,961	$1,507,253
Ship Repair and Maintenance	—	255,385	545,338
Total Revenue	1,318,538	1,725,346	2,052,591
Cost of sales:			
Defense Systems	1,059,687	1,172,450	1,161,598
Ship Repair and Maintenance	—	216,166	478,108
Total cost of sales	1,059,687	1,388,616	1,639,706
Gross Profit:			
Defense Systems	258,851	297,511	345,655
Ship Repair and Maintenance	—	39,219	67,230
Total gross profit	258,851	336,730	412,885
Gross profit % of sales:			
Defense Systems	19.6%	20.2%	22.9%
Ship Repair and Maintenance	—	15.4%	12.3%
Total gross profit % of sales	19.6%	19.5%	20.1%
Selling, general and administrative expenses:			
Defense Systems	$ 179,714	$ 122,088	$ 125,448
Ship Repair and Maintenance	—	20,718	38,017
Total selling, general and administrative expenses	179,714	142,806	163,465
Research and development	23,666	27,673	29,810
Income from operations	55,471	166,251	219,610
Earnings related to investments in foreign affiliates	10,156	13,874	19,758
Interest income	5,781	4,218	3,911
Interest expense	(56,732)	(34,608)	(28,030)
Net interest expense	(50,951)	(30,390)	(24,119)
Income before income taxes	14,676	149,735	215,249
Provision for income taxes	5,900	15,159	74,601
Net income	8,776	134,576	140,648

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. Revenue for 2003 was $2,052.6 million, an increase of $327.2 million or 19% from $1,725.3 million for 2002. This increase is attributable primarily to the inclusion of revenues from USMR for a full twelve months versus only six months in 2002 as the acquisition of USMR was completed on July 2, 2002. Ship Repair and Maintenance 2003 sales of $545.3 million compare with $255.4 million in 2002. In 2003

USMR sales were higher than annualized 2002 levels due to primarily to approximately $50 million in new work from a U.S. Navy contract in Mayport, Florida for the overhaul of machinery spaces on the carrier *USS John F. Kennedy*. We anticipate a sustained high level of maintenance and repair through the first half of 2004 and a more normal level of activity for the balance of the year. Defense Systems segment 2003 sales of $1,507.3 million were 2.5% or $37.3 million higher than the $1,470.0 million in 2002 with higher AAV deliveries to Italy and Korea, a step up in activity for the Advanced Gun System, and higher Bofors sales more than offsetting lower Bradley and M88 tank recovery vehicle sales. Bradley sales were impacted by the Army's inability to adhere to the contractual fielding schedule because of war related priorities.

Gross Profit. Gross profit increased $76.2 million, or 22.6%, to $412.9 million for the year 2003 as a result of increased sales, higher award fees and contract adjustments associated with productivity improvements. Gross profit as a percent of sales was 20.1%, up 0.6% percentage point from 2002 despite having a full year of lower margin ship repair business. The Defense Systems segment's gross profit as a percent of sales was 22.9% for 2003 compared with 20.2% for the year 2002. Major factors in the higher profit margin for the Defense Systems segment were the receipt of an $8.2 million award fee for the Crusader program for work that had essentially been performed in previous years, and contract adjustments for various production programs due to efficiencies realized through productivity improvements. The Ship Repair and Maintenance segment's gross profit rate for 2003 was 12.3% compared with 15.4% in 2002. This segment's lower margin in 2003 is a result of a change in mix of business and the timing of award fees.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2003 were $163.5 million, a $20.7 million increase from $142.8 million for 2002. The increase was due almost entirely to the inclusion of a full year of USMR versus just six months in 2002.

Research and Development. Research and development costs were $29.8 million for 2003, an increase of $2.1 million from the prior year due to higher spending associated with a risk mitigation project.

Earnings from Foreign Affiliates. Earnings from foreign affiliates for 2003 were $19.8 million, a $5.9 million increase from the prior year. This increase was due to increased earnings from the joint venture in Turkey reflecting an increase in deliveries which more than offset the fact that from March 2002 onward, we no longer received a share of earnings from our former joint venture in Saudi Arabia.

Net Interest Expense. Net interest expense for 2003 was $24.1 million, a $6.3 million decrease from the prior year. This decrease was the result of lower average outstanding balances and lower amortization of financing costs in 2003.

Provision for Income Taxes. The provision for income taxes for 2003 was $74.6 million, an increase of $59.4 million from the prior year. The increase was due to higher taxable income and the reversal of the valuation allowance against deferred tax assets which substantially offset income tax expense in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During 2001 we had only one reportable segment.

Revenue. Revenue for 2002 was $1,725.3 million, an increase of $406.8 million or 30.9% from $1,318.5 million for 2001. This increase was attributable to the inclusion of $255.4 million of USMR results in our Ship Repair and Maintenance segment in 2002 which did not exist in 2001, and $151.4 million in higher Defense Systems segment sales in 2002 including a $60.2 million increase in Bradley vehicles and a $52.8 million increase in M88 tank recovery vehicles.

Gross Profit. Gross profit increased $77.9 million, or 30%, to $336.7 million for the year 2002 as a result of increased sales. The Defense Systems segment's gross profit was 20.2% for 2002 compared with 19.6% for the year 2001. The Ship Repair and Maintenance segment gross profit rate for the year 2002 was 15.4%.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2002 were $142.8 million, a $36.9 million, or 20.5% decrease from $179.7 million for 2001. The decrease was due to lower amortization costs of intangibles and no amortization of goodwill due to the non-amortization provision of FAS 142, and the absence of significant non-recurring charges resulting from the initial public offering and recapitalization that were incurred in 2001. These decreases were partially offset by the inclusion of $20.7 million of USMR selling, general and administration costs for the last six months of 2002.

Research and Development. Research and development costs were $27.7 million for 2002, an increase of $4.0 million, or 16.9%, from the prior year. This increase resulted from significant spending to develop and build a wheeled vehicle prototype which could be a model for the wheeled vehicle platform for the Future Combat Systems program.

Earnings from Foreign Affiliates. Earnings from foreign affiliates in the Defense Systems segment for 2002 were $13.9 million, net of amounts paid to our Turkish partner, a $3.7 million increase from the prior year. This increase was primarily due to increased earnings from the joint venture in Turkey as production continues to ramp up to meet contract schedules, which more than offset the fact that we stopped recording our share of earnings from our joint venture in Saudi Arabia in March 2002 pursuant to an agreement to divest the Saudi venture.

Net Interest Expense. Net interest expense for 2002 was $30.4 million, a $20.6 million decrease from the prior year.

Provision for Income Taxes. The provision for income taxes for 2002 was $15.2 million, an increase of $9.3 million from the prior year. The increase was due to higher taxable income, net of the impact of the reversal of the valuation allowance against net deferred tax assets.

Liquidity, Capital Resources and Financial Condition

Our primary source of liquidity is cash provided by operations. We have generated annual positive cash flow from operating activities since the formation of United Defense Industries, Inc. in October 1997.

Our liquidity requirements depend on a number of factors, including the timing of production under U.S. Government and foreign sales contracts. Payments on these contracts are typically received based on performance milestones or when a specified percentage of contract expenses are incurred. These advance payments help reduce the need to finance working capital. However, working capital needs fluctuate between periods as a result of changes in program status and the timing of payments by program. For example, under the recent production contract related to the Bradley program, the final payment increment, which is about 10% of the total price for each vehicle is not received until the U.S. Army fields the vehicle, which may be significantly later than the time at which we finish vehicle production.

Cash provided by operating activities for 2003 was $223.8 million, an increase of $44.5 million, or 24.8% from the prior period. The primary reasons for this increase were higher net income, tax payments less than the tax provision as we continued to enjoy a net operating loss of $98.7 million in 2003, and receipt of higher earnings distributions, net of taxes, from our joint venture in Turkey.

Cash provided by operating activities for 2002 was $179.3 million, an increase of $89.0 million, or 98.5% from the prior period. Increased net income primarily drove the improved level of cash provided during the period. Higher cash provided by operating activities was also due to increased milestone payments from the U.S. Government mainly for Bradley and VLS programs and advance payments from foreign customers. This favorable cash variance was partially offset by growth in trade receivables, due primarily to the timing of Bradley deliveries and associated payments from the U.S. government.

Cash used in investing activities was $43.6 million in 2003 compared with $333.9 in the prior year period. Capital expenditures of $43.6 million in 2003 were $20.8 million higher than in 2002 due primarily to the purchase and installation of a drydock in Norfolk, Va. Expenditures for manufacturing, ship repair, and computer equipment and software primarily represent the balance of capital spending and include a full year of USMR normal capital expenditures versus six months in 2002. Cash used for investing activities in 2002 included the acquisition of USMR for $306.9 million (net of $7.3 million cash acquired) and Cell ITS AB for $4.1 million.

Cash used in investing activities was $333.9 million in 2002, compared with $22.4 million of cash used in investing activities in 2001. The increase in cash used in 2002 was mainly due to the purchase of USMR and Cell ITS for $306.9 million and $4.1 million, respectively. Generally our capital expenditures are for replacement of manufacturing and computer equipment and software.

On February 5, 2004, we completed the acquisition of Kaiser Compositek, Inc. and on March 1, 2004 we completed the acquisition of Honolulu Shipyard, Inc. and Cercom, Inc. An aggregate of approximately $46 million of our cash is expected to be spent during the first quarter of 2004 for such acquisitions.

With regard to financing activities, on July 2, 2002, we amended our credit facility to borrow an additional $300 million for the purchase of USMR and subsequently repaid $145.6 million. In 2001, cash provided was primarily the result of the August 2001 refinancing of indebtedness of $635.3 million and of proceeds from the sale of common stock of $180.6 million. These funds were used to make repayments of debt of $474.0 million, dividend distributions of $381.7 million, and to pay for refinancing costs and common stock issuance costs totaling $50.3 million, resulting in a net use of cash of $88.9 million in 2001.

On August 31, 2001, we refinanced all of our existing indebtedness. In connection with the refinancing, we entered into a new senior secured credit facility, consisting of $600 million in term loans and a $200 million revolving credit facility. On July 2, 2002 we amended the credit facility to borrow an additional $300 million for the purchase of USMR. Borrowings under the senior secured credit facility are sensitive to changes in interest rates. As of December 31, 2003, the interest rate on the $88.8 million Term A borrowings and on the $488.2 million Term B borrowings was 3.10%. Loans made pursuant to the Term A and Term B loan facilities require equal quarterly amortization payments. The payment schedule as of December 31, 2003 is as follows (in thousands):

		Payments Due by Period		
Long-Term Debt	**Total**	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**
Term A	$ 88,774	$25,365	$ 63,409	$ —
Term B	488,215	26,678	165,406	296,131
Total	$576,989	$52,043	$228,815	$296,131

Based on the current level of operations and anticipated growth, we believe that cash from operations, together with other available sources of liquidity, including borrowings available under the revolving credit facility, will be sufficient to fund anticipated capital expenditures and required payments of principal and interest on debt through at least December 31, 2004. The growth and acquisition strategy, however, may require substantial additional capital.

Other Factors

From 1997 through 2002, we had sufficient income tax losses to offset nearly all federal and state income taxes which would otherwise have applied to our operations. However, our carry-forward of such losses was exhausted in 2002, with the result that our income tax provision increased from $5.9 million in 2001 to $15.2 million in 2002 to $74.6 million in 2003. Barring unforeseen developments, for 2004 and beyond we expect to pay income taxes at essentially the full corporate rate, net of credits, of approximately 37.5%, and to such extent our net income would be reduced in comparison to years prior to 2003 .

As of December 31, 2003 we held cash and equivalents totaling approximately $287 million. Given that growth through further defense sector acquisitions has been an important element of our overall business strategy, we have been accumulating cash partly for such use. Given our recently completed acquisition transactions involving Kaiser Compositek, Inc., Honolulu Shipyard, Inc. and Cercom, Inc., an aggregate of approximately $46 million of our cash is expected to be spent for such purposes during the first quarter of 2004. If we do not use significant portions of the remaining cash balance for further acquisitions, such funds may instead be used for such purposes of debt prepayment and/or the repurchase of common stock. Depending on the nature and extent of our choices in such respects, our financial performance and/or the returns received by our stockholders may differ from those in prior years. Given the current dynamic conditions in our industry and the range of significant variables which we would expect to bear on such choices, we cannot yet ascertain the impact of such matters in 2004 or beyond.

Effective December 31, 2003, we lowered the discount rate we use for actuarially determining pension and other retirement benefit costs from 7.0% to 6.5%. Consequently, the estimated expense for retirement benefits is expected to increase by about $3.6 million in 2004 from the $8.8 million that was incurred in 2003.

The actual number could differ from this estimate dependent on staffing levels, asset performance and other factors.

Contractual Obligations

The following table summarizes our future payments due, aggregated by type of contractual obligation, at December 31, 2003:

	Payments due by period				
	Total	2004	2005-2006	2007-2008	2009 and thereafter
			(in millions)		
Long Term Debt	$577.0	$52.1	$104.1	$322.1	$ 98.7
Capital Lease Obligations	—	—	—	—	—
Operating Leases	87.9	17.2	19.9	15.3	35.5
Purchase Obligations (a)	—	—	—	—	—
Total	$664.9	$69.3	$124.0	$337.4	$134.2

(a) Although we have significant other purchase obligations, most commonly in the form of purchase orders, the timing of the purchase is often variable rather than specific and the payments due are substantially reimbursed by the customer through overhead rates, progress payments, milestone payments, and cost reimbursable contract terms at substantially the same time as payment is made. Accordingly, these obligations are not included in the table above.

Commercial Commitments

Commercial commitments are funding commitments that could potentially require us to perform in the event of demands by third parties or if other contingent events occur. We have a committed credit facility in place providing, in part, for a $200.0 million revolving line of credit; further providing for loans and letters of credit. As of December 31, 2003, $85.5 million was available under this revolving line of credit and we had standby letters of credit of $114.5 million.

Item 7A. ***Quantitative and Qualitative Disclosure about Market Risk***

All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading.

Forward Currency Exchange Risk

We conduct some of our operations outside the U.S. in functional currencies other than the U.S. dollar. To mitigate the risk associated with fluctuating currencies on short-term and long-term foreign currency-denominated transactions, we enter into foreign currency forward exchange contracts. We do not enter into foreign currency forward exchange contracts for trading purposes.

Interest Rate Risk

Borrowings under our senior secured credit facility are sensitive to changes in interest rates. As of December 31, 2003 the weighted average interest rate on the $88.8 million Term A borrowings and on the $488.2 million Term B borrowings was 3.10%. Loans made pursuant to the Term A loan facility require equal quarterly amortization payments of $6.3 million beginning on March 31, 2004, with a final payment due on August 13, 2007. Loans made pursuant to the Term B facility require quarterly amortization payments of $6.7 million beginning on March 31, 2004 until June 30, 2007, and $49.4 million each quarter thereafter with a final payment due on August 13, 2009. The weighted average interest rate on all of our borrowings outstanding under the senior secured credit facility as of December 31, 2003 was 3.10% per annum.

In January 2002, we entered into an interest rate protection agreement to mitigate risks associated with variable interest rate borrowings under our senior secured credit facility. The specified contract amount of this interest rate swap agreement is $173 million. The agreement entitles us to pay a base interest rate of 3.45%, in return for the right to receive a floating interest rate which is based on three-month LIBOR as of each quarterly measurement date. In the event the three-month LIBOR at the measurement date exceeds 6%, the base interest rate is adjusted to the then effective LIBOR up to a maximum of 8%. USMR had also entered into an interest rate protection agreement to mitigate risks associated with variable interest rate borrowings. The specified amount of the agreement is $20 million which matured on January 29, 2004. The agreement entitled us to pay a base interest rate of 3.77% in return for the right to receive a floating interest rate that was based on three month LIBOR as of each quarterly measurement date. The net cash amounts paid or received on these agreements are accrued and recognized as an adjustment to interest expense.

ITEM 8. *Consolidated Financial Statements and Supplementary Data*

The following consolidated financial statements of United Defense Industries, Inc. are provided in response to the requirements of Item 8:

UNITED DEFENSE INDUSTRIES, INC.

(This page intentionally left blank)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
United Defense Industries, Inc.

We have audited the accompanying consolidated balance sheets of United Defense Industries, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The 2001 financial statements of the Company's Turkish and Saudi Arabian Joint Ventures (entities in which the Company has 51% interests) and, as to the Saudi Arabian Joint Venture, whose stand-alone financial statements are presented in accordance with accounting principles generally accepted in Saudi Arabia, have been audited by other auditors who have ceased operations and whose reports dated January 24, 2002 and February 17, 2002, respectively, have been furnished to us; insofar as our opinion on the 2001 consolidated financial statements relates to data included for the Turkish and Saudi Arabian Joint Ventures used by the Company's management for equity accounting purposes (before conversion to accounting principles generally accepted in the United States as to the Saudi Arabian Joint Venture), it is based solely on their reports.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the financial statements of the Saudi Arabian Joint Venture to accounting principles generally accepted in the United States). We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 2001 the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Defense Industries, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

/s/ Ernst & Young LLP

McLean, Virginia
February 13, 2004

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FNSS SAVUNMA SISTEMLERI ANONIM SIRKETI:

We have audited the balance sheets of FNSS Savunma Sistemleri Anonim Sirketi (a Turkish corporation — the Company) as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity and cash flows for the years then ended (not included herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not included herein) present fairly, in all material respects, the financial position of FNSS Savunma Sistemleri Anonim Sirketi as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ A.A. AKTIF ANALIZ
SERBEST MUHASEBECILIK MALI MUSAVIRLIK ANONIM SIRKETI
Member of Andersen Worldwide

Ankara, Turkey
January 24, 2002

Legend for Audit Opinion

This is a copy of the audit report previously issued by SERBEST MUHASEBECILIK MALI MUSAVIRLIK ANONIM SIRKETI (Member of Andersen Worldwide) in connection with United Defense Industries, Inc.'s filing of its Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by SERBEST MUHASEBECILIK MALI MUSAVIRLIK ANONIM SIRKETI (Member of Andersen Worldwide) in connection with this Annual Report on Form 10-K. See Exhibit 23.2 for further discussion.

To: The Partners of
UNITED DEFENSE SYSTEMS

We have audited the balance sheet of UNITED DEFENSE SYSTEMS (a Saudi limited liability Company) as of December 31, 2001 and the related statements of income, changes in partners' equity and cash flows for the year then ended, and the notes from 1 to 12 which are an integral part of these financial statements (not included herein). These financial statements are the responsibility of the Company's management and have been prepared by them in accordance with Article (175) of the Companies Regulations. Our responsibility is to express our opinion on these financial statements based on our audit and the information and explanations we obtained which we considered necessary for the purposes of our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (not included herein):

1. Present fairly, in all material respects, the financial position of United Defense Systems as of December 31, 2001 and the results of its operations and its cash flows for the year then ended based on the presentation and disclosure of the information included in the financial statements and in conformity with generally accepted accounting principles in Saudi Arabia suitable to the Company's operations as summarized in Note 2.

2. Comply with the financial statement preparation and presentation requirement of the Commercial Code and the Company's by-laws and are computerized in accordance with the related commercial books regulations and are maintained in Arabic in the Kingdom of Saudi Arabia.

/s/ ARTHUR ANDERSEN & CO.

5 Dhu Al-Qa'adah 1422H (February 17, 2002)
Riyadh, Saudi Arabia

Legend for Audit Opinion

This is a copy of the audit report previously issued by Arthur Andersen & Co. in connection with United Defense Industries, Inc.'s filing of its Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen & Co. in connection with this Annual Report on Form 10-K. See Exhibit 23.3 for further discussion.

UNITED DEFENSE INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2003
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106,802	$ 286,730
Trade receivables, net	192,166	168,625
Long-term contract inventories	399,189	389,394
Deferred tax asset	25,436	—
Other current assets	15,458	20,127
Total current assets	739,051	864,876
Property, plant and equipment, net	170,378	181,283
Goodwill, net	341,962	342,843
Intangible assets, net	32,624	14,222
Prepaid pension and postretirement benefit cost	120,987	128,997
Restricted cash	10,120	12,244
Other assets	38,848	46,699
Total assets	$1,453,970	$1,591,164
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current portion of long-term debt	$ 13,011	$ 52,043
Accounts payable, trade and other	121,801	124,502
Advanced payments	491,217	462,304
Deferred tax liability	—	16,280
Accrued and other liabilities	140,914	133,963
Total current liabilities	766,943	789,092
Long-term liabilities:		
Long-term debt, net of current portion	576,989	524,946
Accrued pension and postretirement benefit cost	51,964	51,538
Deferred tax liability	15,124	17,695
Other liabilities	72,655	80,812
Total liabilities	1,483,675	1,464,083
Commitments and contingencies		
Stockholders' (deficit) equity:		
Common stock $.01 par value, 150,000,000 shares authorized; 51,695,114 and 52,220,189 issued and outstanding at December 31, 2002 and December 31, 2003, respectively	517	522
Additional paid-in-capital	177,740	183,337
Deferred compensation	(547)	(197)
Retained deficit	(194,952)	(54,304)
Accumulated other comprehensive loss	(12,463)	(2,277)
Total stockholders' (deficit) equity	(29,705)	127,081
Total liabilities and stockholders' equity (deficit)	$1,453,970	$1,591,164

See accompanying notes.

UNITED DEFENSE INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2001	2002	2003
		(In thousands)	
Revenue:			
Sales	$1,318,538	$1,725,346	$2,052,591
Costs and expenses:			
Cost of sales	1,059,687	1,388,616	1,639,706
Selling, general and administrative expenses	179,714	142,806	163,465
Research and development	23,666	27,673	29,810
Total expenses	1,263,067	1,559,095	1,832,981
Income from operations	55,471	166,251	219,610
Other income (expense):			
Earnings (loss) related to investments in foreign affiliates	10,156	13,874	19,758
Interest income	5,781	4,218	3,911
Interest expense	(56,732)	(34,608)	(28,030)
Total other expense	(40,795)	(16,516)	(4,361)
Income before income taxes	14,676	149,735	215,249
Provision for income taxes	5,900	15,159	74,601
Net income	$ 8,776	$ 134,576	$ 140,648
Earnings per common share—basic:			
Net income	$ 0.21	$ 2.62	$ 2.71
Earnings per common share—diluted:			
Net income	$ 0.20	$ 2.55	$ 2.66

See accompanying notes.

UNITED DEFENSE INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock	Additional Paid-In Capital	Deferred Compensation	Retained Deficit	Accumulated Other Comprehensive (Loss)/Gain	Total
			(In thousands)			
Balance, December 31, 2001	$509	$167,457	$(648)	$(329,528)	$ (4,156)	$(166,366)
Amortization of deferred stock compensation	—	—	101	—	—	101
Exercise of stock options	8	3,515	—	—	—	3,523
Tax benefit from stock options		6,768				6,768
Net foreign currency translation	—	—	—	—	4,400	4,400
Cumulative effect of change in accounting principle — foreign currency hedges		—	—			—
Change in fair value of foreign currency and interest rate hedges, net of tax	—	—	—	—	(2,165)	(2,165)
Minimum pension liability, net of tax	—	—	—	—	(10,542)	(10,542)
Net income for the year ended December 31, 2002	—	—	—	134,576	—	134,576
Total comprehensive income						126,269
Balance, December 31, 2002	$517	$177,740	$(547)	$(194,952)	$(12,463)	$ (29,705)
Amortization of deferred stock compensation	—	—	350	—	—	350
Exercise of stock options	5	2,847	—	—	—	2,852
Tax benefit from stock options		2,750				2,750
Net foreign currency translation	—	—	—	—	2,371	2,371
Change in fair value of foreign currency and interest rate hedges, net of tax	—	—	—	—	478	478
Minimum pension liability, net of tax					7,337	7,337
Net income for the twelve months ended December 31, 2003	—	—	—	140,648	—	140,648
Total comprehensive income						150,834
Balance, December 31, 2003	$522	$183,337	$(197)	$ (54,304)	$ (2,277)	$ 127,081

See accompanying notes.

UNITED DEFENSE INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2002	2003
		(In thousands)	
Operating activities			
Net income	$ 8,776	$ 134,576	$140,648
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	22,663	25,346	27,853
Amortization of software	6,112	5,375	4,852
Amortization of other intangibles	40,483	10,533	15,297
Amortization of financing costs	3,938	3,414	3,283
Net loss from early extinguishment of debt	28,246	2,833	—
Deferred tax provision	—	(1,239)	43,317
Changes in assets and liabilities:			
Trade receivables	31,318	(53,164)	28,253
Inventories	(119,606)	(4,711)	13,106
Other assets	(4,927)	(3,716)	(13,531)
Prepaid pension and postretirement benefit cost	(4,728)	6,841	(8,010)
Accounts payable, trade and other	2,156	20,335	(2,241)
Advanced payments	52,377	58,867	(35,431)
Accrued and other liabilities	29,541	(10,469)	9,486
Accrued pension and postretirement benefit cost	(6,028)	(15,522)	(3,116)
Cash provided by operating activities	90,321	179,299	223,766
Investing activities			
Capital expenditures	(22,375)	(22,772)	(43,610)
Purchase of Cell ITS, net of $0.2 million cash acquired	—	(4,135)	—
Purchase of USMR, net of $7.3 million cash acquired		(306,949)	—
Cash used in investing activities	(22,375)	(333,856)	(43,610)
Financing activities			
Payments on long-term debt	(473,972)	(140,900)	(13,011)
Proceeds from senior secured facility	635,295	300,000	—
Payment of premium on retirement of subordinated debt	(18,074)	—	—
Proceeds from sale of common stock	180,603	3,523	2,852
Issuance costs for sale of common stock	(13,156)	—	—
Payment of stockholders' loans	1,236	—	—
Dividend payments	(381,732)	—	—
Payments for financing and transaction costs	(19,058)	(5,470)	—
Cash used in financing activities	(88,858)	157,153	(10,159)
Effect of exchange rate changes on cash	(1,910)	13,671	9,931
Increase in cash and cash equivalents	(22,822)	16,267	179,928
Cash and cash equivalents, beginning of year	113,357	90,535	106,802
Cash and cash equivalents, end of year	$ 90,535	$ 106,802	$286,730

See accompanying notes.

1. Basis of Presentation

United Defense Industries, Inc. is a global leader in the design, development and production of combat vehicles, artillery systems, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and allied militaries around the world, and through United States Marine Repair, Inc. ("USMR"), is the leading provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related agencies. We believe our operating results are driven principally by the business activities related to our major military programs. Currently we are the sole-source, prime contractor to the U.S. Department of Defense for many of these programs. With the acquisition of USMR on July 2, 2002, we now operate in two business segments: Defense Systems and Ship Repair and Maintenance. The Defense Systems program portfolio consists of a balanced mix of weapon systems development, production, upgrade and life cycle support programs. The Ship Repair and Maintenance business portfolio consists of ship repair, maintenance, and modernization service programs.

Our headquarters office is located in Arlington, Virginia. Our operations are primarily situated in the United States, with the exception of our Bofors subsidiary in Sweden and our joint venture in Turkey.

The financial statements include our accounts and the accounts of our subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such amounts include the reclassification of extraordinary items in accordance with FAS 145. We reclassified $28.2 million and $1.7 million of extraordinary items and the related tax effects to interest expense for the years ended December 31, 2001 and 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In particular, estimates are used for contract costs and revenues used in the earnings recognition process, accruals related to environmental and other liabilities, allowance for doubtful accounts, and pension and other retirement costs. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of investments with initial maturities of three months or less. The Company invests a majority of its available cash in money market securities with primarily one high credit quality financial institution.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided principally on the sum-of-the-years digits, straight-line and double-declining balance methods over estimated useful lives of the assets (computer equipment and software — three to five years; land improvements -twenty years; buildings — twenty to thirty-five years; dry docks and piers -fifteen to thirty years; and machinery and equipment —two to twelve years).

Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant and equipment or increase productivity are capitalized and depreciated.

Long-lived Assets

We evaluate our long-lived assets to be held and used, including intangible assets subject to amortization, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, the likelihood of sale or other significant disposition before the end of its previously estimated useful life, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we would use an estimate of the undiscounted value of expected future cash flows to determine whether the asset is recoverable and measure the amount of any impairment as the difference between the carrying amount of the asset and its estimated fair value. The fair value would be estimated using valuation techniques such as market prices for similar assets or discounted future cash flows.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but is tested for impairment on an annual basis and more frequently if indicators of impairment exist. In assessing impairment of goodwill, we compare the estimated fair value of each reporting unit to the carrying value of that reporting unit as of October 1 our annual testing date. If the carrying value is greater than the fair value of the reporting unit, an impairment charge is recorded in accordance with FAS 142. We have completed the required annual impairment test of goodwill as of October 1, 2003 and determined that there is no impairment of goodwill. Intangible assets are amortized on the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If indicators of impairment exist for intangible assets and future cash flows were not expected to be sufficient to recover the assets carrying amount, an impairment loss would be charged to expense in the period identified. The following table summarizes the pro forma net income effect of applying the provisions of FAS 142.

	December 31		
	2001	2002	2003
	(In thousands, except shares and per share data)		
Reported net income	$ 8,776	$134,576	$140,648
Add back goodwill amortization	10,305	—	—
Adjusted net income	$19,081	$134,576	$140,648
Earnings per common share—basic:			
Reported net income	$ 0.21	$ 2.62	$ 2.71
Add back goodwill amortization	$ 0.25	$ —	$ —
Adjusted net income	$ 0.46	$ 2.62	$ 2.71
Earnings per common share—diluted:			
Reported net income	$ 0.20	$ 2.55	$ 2.66
Add back goodwill amortization	$ 0.24	$ —	$ —
Adjusted net income	$ 0.44	$ 2.55	$ 2.66

Equity Investments in Affiliated Companies

Our investments in our 51% owned foreign joint venture in Turkey, FNSS Savunma Sistemleri A.S. and the former joint venture in Saudi Arabia are accounted for using the equity method because we do not control them due to our partners' veto rights over most operating decisions, although we do have the ability to exercise influence over their operating and financial policies. Our share of the earnings from our investments in Turkey plus our former joint venture in Saudi Arabia was $10.2 million, $13.9 million and $19.8 million for the years ended December 31, 2001, 2002 and 2003, respectively.

The following table reports financial results from the joint ventures in Turkey and Saudi Arabia:

	December 31, 2002	December 31, 2003
	(in thousands)	
Current assets	$230,640	$174,023
Non-current assets	34,538	43,790
Current liabilities	216,596	184,816
Long-term liabilities	3,850	—

	December 31, 2001	2002	2003
Sales	$71,337	$198,123	$220,206
Cost of sales	38,822	116,000	130,100
Net income	19,129	37,106	36,228

Restricted Cash

Restricted cash consists mainly of cash held in escrow to support letters of credit as required under the Bofors purchase agreement. The restriction will expire upon release of the former owners of Bofors as guarantors under the letters of credit.

Deferred Financing Costs

The costs associated with obtaining financing have been deferred and are amortized over the terms of the underlying loan agreements using a method that approximates the effective interest method. Deferred financing fee expense is classified in interest expense and totaled $14.1 million, $5.1 million, and $3.3 million for the years ended December 31, 2001 and 2002 and 2003, respectively. The deferred financing charges related to the unamortized deferred financing costs associated with early extinguishment of debt are included in the deferred financing fee expense.

Advanced Payments

Advanced payments by customers for deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as current liabilities. The payments are recorded as revenue when certain criteria are met as described in the Revenue and Profit Recognition for Contracts-in-Progress accounting policy.

Foreign Currency Translation

The financial position and operating results of our foreign operations are consolidated using the local currencies of the countries in which they are located as the functional currency. The balance sheet accounts are translated at exchange rates in effect at the end of the period, and income statement accounts are translated at average exchange rates during the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. There was $2.5 million and $4.9 million of gains included in accumulated other comprehensive income from currency translation adjustments as of December 31, 2002 and 2003, respectively. Foreign currency transaction gains and losses are included in our income statement in the period in which they occur.

Inventories

The majority of our inventories are related to contracts in process and are recorded at cost determined on a last-in, first-out ("LIFO") basis. Inventory costs include manufacturing overhead. The current replacement cost of LIFO inventories exceeded their recorded values by approximately $16.1 million at December 31, 2001, $17.2 million at December 31, 2002 and $23.6 million at December 31, 2003.

Revenue and Profit Recognition for Contracts-in-Progress

We use different techniques for estimating and recording revenues depending on the type and characteristics of the contract. Sales are recognized on most fixed-price production contracts when the risks and rewards of ownership have been transferred to the customer. For our DoD production contracts, those criteria are typically met when the manufacture of the product is completed and the customer has certified it as meeting the contract specifications and as having passed quality control tests. For our foreign production contracts, sales are generally recorded upon shipment of products to the customer, which corresponds to when the risks and rewards of ownership transfer. Gross margin on each unit delivered or accepted is recognized, based on an estimate of the margin that will be realized over the life of the related contract. We evaluate estimates of gross margin on production contracts and recognize changes in estimates of gross margins during the period in which those changes are determined. Under fixed-price ship repair and maintenance contracts, contract costs are expensed as incurred and sales are recognized simultaneously based on the ratio of direct labor inputs and other costs incurred to date compared to estimated total direct labor inputs and total costs. Sales under cost reimbursement contracts for research, engineering, prototypes, ship repair and maintenance and certain other contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. Award fees are recorded as revenue when the award is earned. We charge any anticipated losses on a contract to operations as soon as those losses are determined.

At December 31, 2002 and 2003, included in trade receivables are $38.3 million and $21.1 million related to contractual revenue that had not been billed to customers. These amounts are generally billable within the following year. Receivables include U.S. Government holdbacks for in-process ship repair and maintenance contracts of $3.9 million and $6.5 million at December 31, 2002 and 2003. The allowance for doubtful accounts was $2.3 million and $2.8 million at December 31, 2002 and 2003.

Stock-Based Compensation

At December 31, 2003, we had a stock-based employee compensation plan, which is described more fully in Note 10. We account for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, we record compensation expense over the vesting period in our consolidated statements of operations if the option price is less than fair value of the common stock at the date an option is granted. The compensation recorded in the financial statements reflects the amortization based on vesting of stock options. The following table illustrates the effect on net income and earnings per share if we had elected to apply the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	December 31		
	2001	2002	2003
	(In thousands, except per share data)		
Reported net income	$ 8,776	$134,576	$140,648
Add back : Compensation expense recorded, net of related tax effects	162	61	466
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,438)	(878)	(4,363)
Pro forma net income	$ 7,500	$133,759	$136,751
Earnings per share:			
Basic — as reported	$ 0.21	$ 2.62	$ 2.71
Basic — pro forma	$ 0.18	$ 2.60	$ 2.63
Diluted — as reported	$ 0.20	$ 2.55	$ 2.66
Diluted — pro forma	$ 0.17	$ 2.53	$ 2.58

The effect of applying Statement No. 123 on the net income as stated above is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and additional stock options that may be granted in future years.

The fair value of each option granted in 2001 was estimated on the date of grant using the Black-Scholes model with the following assumptions: dividend yield of 0%; risk-free interest rate of 6.25%, expected life of the option term of seven years; and volatility, where applicable, of 0.357. There were no options granted in 2002. For 2003 options granted, the fair value was also estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%; risk-free interest rate of 3.5%, expected life of the option term of seven years; and volatility, where applicable, of 0.254.

In 2003, we granted new stock options to purchase 2,215,323 common shares at a weighted average exercise price of $23.16, which resulted in no additional compensation expense. In addition the Board of Directors authorized the issuance of 1,372 shares of restricted stock.

On January 20, 2004, the Board of Directors authorized the issuance of 141,000 shares of restricted stock and new stock options to purchase 500,000 common shares at an exercise price of $31.80.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to be effective when these differences reverse.

Derivatives and Hedging Activities

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As a result, we recognize all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the results of operations or in stockholders' equity as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of the derivatives accounted for as fair value hedges are recorded in the results of operations along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income. There was ($4.4) million and ($3.6) million of cumulative losses included in other comprehensive income (net of taxes of ($2.9) million and ($2.4) million) from changes in fair value of foreign currency and interest rate hedges as of December 31, 2002 and 2003, respectively. Changes in fair values of derivatives not qualifying as hedges are reported in the results of operations.

New Accounting Pronouncements

In April 2002, the FASB issued Statement No. 145 (FAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FAS 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," now will be used to classify those gains and losses. Under APB 30, gains and losses on early extinguishment of debt would only be classified as extraordinary if the extinguishment is considered unusual and infrequent.

Generally, the provisions of FAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002. Effective January 1, 2003, the gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item is required to be reclassified as ordinary income. The impact of adoption of this statement resulted in the reclassification of gains and losses on extinguishment of debt from extraordinary gains and losses to income before extraordinary item in 2001 and 2002.

On January 17, 2003 the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 becomes effective in the first quarter of 2004 and requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. We do not believe the adoption of the Interpretation will have a significant impact on our financial statements.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans. The standard requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Annual disclosures applicable to our U.S. pension and postretirement plans are required to be made in our financial statements for the year ended December 31, 2003. Annual disclosures relating to our non-U.S. plans will be required for the year ending December 31, 2004. We have adopted this pronouncement as of December 31, 2003 for all of our U.S. plans. Disclosure of estimated future benefit payments is effective for fiscal years ending after June 15, 2004.

The disclosures for prior period presented, for comparative purposes, were restated. See Note 7 to our consolidated financial statements for the required disclosures.

3. Acquisitions

On March 26, 2002, through our Bofors subsidiary, we finalized the acquisition of 100% of the outstanding stock of Cell ITS AB, a company incorporated under the laws of Sweden and wholly owned by Cell Network AB. Cell ITS specializes in interactive training and simulation. As consideration for the purchase, we paid the former owner, Cell Network AB, 45 million Swedish krona (SEK) (approximately $4.3 million), of which 20 million SEK was held in escrow as a lien for the fulfillment of certain receivables. The transaction was accounted for as a purchase. Accordingly, the financial statements reflect the results of operations of Cell ITS from the date of acquisition.

Effective July 2, 2002, we completed the acquisition of 100% of the outstanding stock of USMR from one of our significant shareholders for $306.9 million (net of $7.3 million of acquired cash), including the repayment of approximately $105 million of USMR debt. The acquisition of USMR balances and diversifies our portfolio, gives us a strategic growth platform and expands our mission to support the U.S. Navy with superior technology and services. As a result of the transaction, USMR is now a wholly owned subsidiary. The transaction was accounted for as a purchase. We financed the acquisition with cash on hand and by amending our credit facility to borrow an additional $300 million. We began to consolidate the results of operations of USMR as of the effective date of the transaction.

The following are the unaudited pro forma consolidated results of our operations for the year ended December 31, 2002 and our actual results of operations for the year ended December 31, 2003, assuming the USMR acquisition occurred on January 1, 2002.

	December 31	
	2002	2003
	(In thousands, except per share data)	
Sales	$1,976,589	$2,052,591
Cost of sales	1,604,266	1,639,706
Net income	$ 137,328	$ 140,648
Earnings per common share—basic	$ 2.67	$ 2.71
Earnings per common share—diluted	$ 2.60	$ 2.66

These unaudited proforma consolidated results are not necessarily indicative of future outcomes.

Goodwill of $240.3 million resulting from the USMR acquisition was assigned to the Ship Repair and Maintenance segment.

In the first quarter of 2004, we completed the acquisition of Kaiser Compositek, Inc. ("KCI") for $8.5 million. KCI, located in Brea, California, is a provider to government and industry sectors with particular emphasis on primary structures fabricated with polymeric composites. The acquisition will enhance and expand the development of highly advanced weapon systems and combat vehicles for the armed forces.

In the first quarter of 2004, we completed the acquisition of Honolulu Shipyard, Inc. for $16 million. The acquisition, which is to be named Hawaii Shipyards, Inc., positions USMR as the largest private supplier of ship repair and overhaul services for naval vessles stationed in the Navy's third largest homeport at Pearl Harbor, Hawaii. On the same day we also completed the acquisition of Cercom, Inc. of Vista, California for $21 million. Cercom is a producer of advanced ceramic materials and supplier of light-weight ceramic armor. The acquisition will boost our expertise in designing survivability solutions that already include work in specialty metals and composites.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31	
	2002	2003
	(In thousands)	
Buildings	$ 62,672	$ 65,784
Machinery and equipment	185,125	186,076
Dry docks and piers	54,079	72,232
Land and improvements	21,613	22,143
Software	45,234	39,941
Construction in progress	9,290	14,790
	378,013	400,966
Less: accumulated depreciation	(207,635)	(219,683)
Property, plant and equipment, net	$ 170,378	$ 181,283

5. Intangible Assets

Intangible assets consist of the following:

	December 31	
	2002	2003
	(In thousands)	
Contract rights and customer relationships	$ 29,527	$ 29,527
Non-compete agreements	29,000	29,000
Other	3,850	690
	62,377	59,217
Less: accumulated amortization	(29,753)	(44,995)
Intangible assets, net	$ 32,624	$ 14,222

The contract rights and customer relationships are being amortized based on when projected sales are expected to occur and the non-compete agreement is amortized on a straight-line basis. Intangible assets are written off when they are fully amortized.

Amortization expense is estimated as follows:

	(In thousands)
2004	$ 6,401
2005	5,089
2006	2,732
Total	$14,222

6. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	December 31	
	2002	2003
	(In thousands)	
Accrued payroll and benefits	$ 80,557	$ 73,838
Contract related reserves	24,628	27,220
Other accrued liabilities	35,729	32,905
Total	$140,914	$133,963

7. Pensions and Other Postretirement Benefits

The majority of our domestic non-ship repair employees are covered by retirement plans. Plans covering salaried employees provide pension benefits based on years of service and compensation. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Our funding policy is to make contributions based on the projected unit credit method and to limit contributions to amounts that are currently deductible for tax purposes. In addition, we have two defined benefit deferred compensation plans providing for payments upon retirement, death, or disability that cover certain salaried employees at our Norfolk shipyard.

With the exception of Bofors, most of our non-ship repair employees are covered by postretirement health care and life insurance benefit programs. Employees generally become eligible to receive benefits under these plans after they retire, to the extent that they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. We have reserved the right to change or eliminate these benefit plans.

Bofors has a statutory pension obligation of $12.8 million and $16.1 million, which is included in accrued pension and postretirement benefit cost on the consolidated balance sheets at December 31, 2002 and December 31, 2003, respectively. Bofors pension obligation is administered by an agent of the Swedish government using methods and assumptions different from those used to determine domestic amounts. Accordingly, the following tables do not include this liability.

We used December 31 as the measurement date for the majority of the plans.

The change in benefit obligation and plan assets of the plans and prepaid or accrued pension and postretirement costs recognized in the balance sheets at December 31, 2002 and 2003 are as follows:

	Pension Benefits		Postretirement Benefits	
	2002	2003	2002	2003
	(in thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$540,720	$658,527	$47,211	$50,572
Acquisition of USMR	44,127	—	2,530	—
Service cost	16,647	17,778	1,199	1,477
Interest cost	38,584	41,522	3,091	3,316
Net benefits paid, including settlements	(26,906)	(26,693)	(4,389)	(3,858)
Participant contributions	—	—	129	—
Actuarial (gain) loss	44,157	32,067	(529)	5,500
Plan amendments	1,198	358	1,330	—
Benefit obligation at end of year	$658,527	$723,559	$50,572	$57,007
Change in plan assets				
Fair value of plan assets at beginning of year	$608,701	$578,806	$66,008	$60,328
Acquisition of USMR	23,961	—	—	—
Actual return on plan assets	(30,629)	142,938	(3,267)	11,682
Employer contributions	3,679	2,758	1,847	3,292
Employee contributions	—	—	129	—
Net benefits paid, including settlements	(26,906)	(26,692)	(4,389)	(3,858)
Fair value of plan assets at end of year	$578,806	$697,810	$60,328	$71,444
Funded status	$(79,721)	$(25,749)	$ 9,756	$14,437
Unrecognized actuarial (gain) loss	157,387	97,609	(1,063)	(2,047)
Unrecognized prior service cost	14,991	13,557	1,194	1,059
Net amount recognized	$ 92,657	$ 85,417	$ 9,887	$13,449
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid pension and postretirement benefit cost	$108,660	$113,251	$12,327	$15,746
Accrued pension and postretirement benefit cost	(36,733)	(33,173)	(2,440)	(2,297)
Intangible asset	3,160	—	—	—
Accumulated other comprehensive income	17,570	5,339	—	—
Net amount recognized	$ 92,657	$ 85,417	$ 9,887	$13,449

The accumulated benefit obligation for all defined benefit pension plans was $639.1 million and $572.2 million at December 31, 2003 and 2002, respectively.

The following table summarizes information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31	
	2002	2003
	(In thousands)	
Projected benefit obligation	$102,288	$59,510
Accumulated benefit obligation	101,105	55,348
Fair value of plan assets	66,797	24,519

The following tables show the components of the net periodic benefit cost:

	Pension Benefits		Other Benefits	
	2002	2003	2002	2003
	(in thousands)			
Service cost	$ 16,647	$ 17,778	$ 1,199	$ 1,477
Interest cost	38,584	41,521	3,092	3,316
Expected return on plan assets	(55,016)	(54,235)	(5,814)	(5,200)
Amortization of prior service cost	1,732	1,792	135	136
Recognized net actuarial (gain)loss	(453)	2,224	(590)	2
Net periodic benefit cost	$ 1,494	$ 9,080	$(1,978)	$ (269)

Additional information:

	Pension Benefits		Other Benefits	
	2002	2003	2002	2003
Increase in minimum liability included in other comprehensive income	$17,570	$(12,231)	N/A	N/A

The following table summarizes the assumptions used to determine benefit obligations at December 31, 2003 and 2002.

	Pension Benefits		Other Benefits	
	2002	2003	2002	2003
Discount rate	6.5%	6.0%	6.5%	6.0%
Rate of compensation increase	4.5%	4.0%	4.5%	4.0%

The following table summarizes the assumptions used to determine net periodic benefit costs for years ended December 31, 2003 and 2002.

	Pension Benefits		Other Benefits	
	2002	2003	2002	2003
Discount rate	7.0%	6.5%	7.0%	6.5%
Expected return on assets	9.0%	8.5%	9.0%	7.7%
Rate of compensation increase	4.5%	4.5%	4.5%	4.5%

The expected long-term rate of return on assets assumption for the pension plans was chosen from the range of likely results of compound average annual returns over a 20-year time horizon. The model was based on historical equity market returns during the period 1926-2002. The assumed rate was lowered from 9.0% in 2002 to 8.5% in 2003 to reflect a more conservative view of future returns.

The expected long-term rate of return on assets assumption for the retirement benefit plans was chosen from the range of likely results of compound average annual returns over a 20-year time horizon. The model was based on historical equity market returns during the period 1926-2002. The assumed rate was lowered from 9.0% in 2002 to 7.7% in 2003 to reflect a more conservative view of future returns.

Assumed health care cost trend rates at December 31:

	2002	2003
Defense Systems segment:		
Health care cost trend rate assumed for next year	8.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2006	2006
Ship Repair and Maintenance segment:		
Health care cost trend rate assumed for next year	10.0%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1%-point change in assumed health care cost trend rates would have the following effect:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$ 39,167	$(35,033)
Effect on postretirement benefit obligation	492,177	(440,941)

Plan Assets

Our pension plans and postretirement benefit plans asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Pension Plan Percentage of Plan Assets at December 31		Retiree Benefit Plan Percentage of Plan Assets at December 31	
Asset Category	2002	2003	2002	2003
Equity securities	97.5%	97.2%	97.4%	98.8%
Debt securities	0.0%	0.0%	0.0%	0.0%
Real estate	2.2%	2.5%	0.0%	0.0%
Other	0.3%	0.3%	2.6%	1.2%
Total	100.0%	100.0%	100.0%	100.0%

Our pension and employee welfare benefit plans investment strategy is to invest primarily in domestic and international equity securities to achieve an 8.5% annual average rate of return, over a long term horizon. The majority of the assets are invested with equity fund managers, however, these fund managers have the flexibility to invest in interest bearing instruments based on their evaluation of the market conditions.

Contributions

We expect to contribute $7.5 million and $3.5 million to our pension plans and postretirement plans, respectively, in 2004.

8. Long-term Debt

Borrowings under long-term debt arrangements are as follows:

	December 31,	
	2002	2003
	(in thousands)	
Senior secured credit facilities	$590,000	$576,989
Less: current portion	13,011	52,043
	$576,989	$524,946

Senior Secured Credit Facility

In August 2001, we entered into a credit facility with various banks that included $600 million of term loan facilities and a $200 million revolving credit facility. On July 2, 2002 we amended the credit facility to borrow an additional $300 million for the purchase of USMR (see note 3). We incurred $5.5 million in additional financing fees that have been deferred and amortized over the remaining term of the credit facility using the effective interest method.

Outstanding borrowings on the term loan facilities were $590.0 million and $577.0 million at December 31, 2002 and 2003, respectively. The facilities bear interest at variable rates with a weighted average rate of 3.10% at December 31, 2003. These loans are due through 2009 and provide for quarterly principal and interest payments. We also have interest rate swap agreements for $173.0 million and $20.0 million providing for fixed interest rates of 3.45% and 3.77% at December 31, 2003.

The revolving credit facility provides for loans and letters of credit and matures in 2007. We had outstanding letters of credit under the facility of approximately $114.5 million at December 31, 2003, and there was $85.5 million available under the revolving credit facility at December 31, 2003. We are obligated to pay a fee of 0.375% on the unused revolving credit facility.

Amounts outstanding under the senior secured credit facility are secured by a lien on all our assets and the assets of our domestic subsidiaries.

The senior secured credit facility contains customary covenants restricting the incurrence of debt, encumbrances on and sales of assets, limitations on mergers and certain acquisitions, limitations on changes in control, certain restrictions on payment of dividends, provision for the maintenance of certain financial ratios, and various other financial covenants and restrictions. There were no events of default as of December 31, 2003.

Pursuant to the terms of agreement entered into under the senior secured credit facility, our applicable margin for the term loans may be reduced if our leverage ratio (as defined in the Agreement) decreases. Our results during the years ended December 31, 2002 and 2003 exceeded the required level ratio targets resulting in a reduction of the margin in the interest rates and reduced pricing for letters of credit, effective as of January 1, 2003 and 2004.

We made total debt repayments under the credit facility of $474.0 million, $140.9 million and $13.0 million during 2001, 2002 and 2003, respectively. Cash paid for interest was $24.5 million, $27.6 million and $25.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Annual Maturities

Annual maturities of long-term debt as of December 31, 2003 are as follows:

	(in thousands)
2004	$ 52,043
2005	52,043
2006	52,043
2007	124,731
2008	197,420
2009	98,709
	$576,989

9. Commitments and Contingencies

Termination Claims

The Crusader program commenced in 1994 to develop for the U.S. Army an integrated and extensively automated two-vehicle artillery system consisting of a 155mm, self-propelled howitzer and a resupply vehicle. During the lifetime of the program, we were the sole-source prime contractor for its design and development. The Army's plan called for fielding of 480 Crusader systems, but in May 2002 the Secretary of Defense announced the termination of the program. The Army gave us formal notice of termination on August 7, 2002, and we have subsequently received Army funding to accomplish an orderly closeout of Crusader activities and to transition key Crusader technologies to the NLOS-C program. To date, the Crusader termination has resulted in a reduction to our workforce of approximately 180 employees. Through the period ended December 31, 2003, we have invoiced the U.S. Government and received full payment for $36.3 million of termination costs and fees. In order to complete the Crusader termination process, we are negotiating a final termination settlement with the Army which we expect to conclude later in 2004.

Operating Leases

We lease office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for the years ended December 31, 2001, 2002, and 2003 was $13.5 million, $18.2 million and $21.6 million, respectively. Some of our leases contain escalation clauses that increase rents based on future increases in the Consumer Price Index. Minimum future rentals under noncancellable leases are estimated to be $17.2 million in 2004, $11.3 million in 2005, $8.6 million in 2006, $8.1 million in 2007, $7.3 million in 2008 and $35.5 million thereafter.

Legal Proceedings

As a government contractor, we are subject to the audit, review, and investigative authority of various U.S. Government agencies. Depending upon the particular jurisdictional statute, violations of federal procurement rules may result in contract price reductions or refunds, civil penalties, and/or criminal penalties. Government contractors that violate the False Claims Act and/or other applicable laws may be suspended or debarred from receiving further government contracts. Given our dependence on U.S. Government contracts, suspension or debarment is an inherent risk that could readily have a material adverse effect on us. Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosures of compliance issues to governmental agencies as appropriate. In the ordinary course of business, we provide information on compliance matters to various government agencies, and we expect to continue to do so in the future. For example, as previously disclosed, in 2002 we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia, seeking information regarding a 2000 contract between us and the Italian government for the upgrading of amphibious assault vehicles. We believe that the grand jury investigation seeks to ascertain whether any violation of the Foreign Corrupt Practices Act occurred in connection with the Italian contract. While management is not aware of any such violation, and we are cooperating with the investigation, it is too early for us to determine whether the ultimate outcome of the investigation would have a material adverse impact on our results of operation or financial position.

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that we expect to have a material adverse effect on our results of operations and financial condition.

Environmental Matters

We spend certain amounts annually to comply with environmental laws. Operating and maintenance costs associated with environmental compliance and prevention of pollution at our facilities are a normal, recurring part of operations, are not significant relative to total operating costs or cash flows, and are generally allowable as contract costs under our contracts with the U.S. Government ("Allowable Costs").

As with compliance costs, a significant portion of our expenditures for remediation of existing contamination at our facilities consist of Allowable Costs. As of December 31, 2003, we had accrued approximately $33 million to cover any investigation and/or remediation costs that may not be Allowable Costs under U.S. Government contracts. The amount accrued is based on reasonable estimates, although there is a possibility that amounts in excess of amounts accrued may be incurred. The most significant of the estimated liabilities are related to ongoing remediation efforts.

One of USMR's largest facilities is located in San Diego, California. Pursuant to a demand from the California Regional Water Quality Control Board, we completed a study of sedimentary contamination in San Diego Bay and we are continuing to perform testing of the contaminated areas for the purpose of establishing clean-up criteria for future remediation work. Once definitive clean-up criteria are established, we expect that we will be required to begin remediation procedures with respect to the contamination. We anticipate that the total cost associated with the remediation phase will range from $6 million to $9 million, although it is conceivable that costs could be as high as $30 million if the most stringent clean-up standard were to be adopted. Up to $9 million of such remediation cost, to the extent the costs are not recovered on USMR's government contracts or from other responsible parties, may be recoverable from USMR's former shareholders, under an escrow arrangement established in 1997 when the San Diego operation was acquired by USMR. Also a further $15 million escrow fund was established in our 2002 acquisition of USMR, which may be available in respect of USMR's sediment exposure. We have asserted claims against both escrow funds, primarily on account of the potential remediation exposure of San Diego.

Pursuant to the terms of the 1997 acquisition of United Defense, L.P., FMC Corporation and Harsco Corporation (collectively, the "Sellers") are required to reimburse us for 75% of certain remediation costs that are Non-Allowable Costs through October 6, 2007 for environmental losses we have previously identified to the Sellers. Accordingly, we have recorded a receivable for $1.2 million for which we expect to be reimbursed by the Sellers over approximately the next four years under the terms of the 1997 acquisition agreement.

Since approximately 1941, we (and, prior to our formation, Northern Ordnance, Inc. and then FMC) have operated a manufacturing and engineering facility in Fridley, Minnesota. The majority of the Fridley facility is owned by the U.S. Navy (the "Navy property"), but has been operated by us under contract with and on behalf of the Navy. We own a portion of the facility. Since 1991, the Navy has expended more than $27 million in remediation costs, including site investigation, on the Navy property, and the Navy has indicated that it anticipates spending a further $8.9 million on such matters at the site. The Navy has engaged us in discussions as to whether we should pay a portion of such expenses, and offered to resolve the matter if we would pay 25% of such costs (approximately $8.4 million). We dispute any responsibility for such costs, and also believe that any remediation costs that we may incur concerning the Navy property would constitute Allowable Costs. However, there is substantial uncertainty regarding the ultimate terms on which the matter might be resolved.

10. Stockholders' Equity

Stock Options

During 1998, we adopted the 1998 Stock Option Plan (the "Option Plan") under which 5,496,000 shares of common stock were reserved for issuance at December 31, 2002. The options generally vest over a period of 10 years; however, vesting may be accelerated over 5 years if certain targets related to earnings and cash flow are met. On April 1, 2002, we amended the Option Plan to increase the number of shares of common stock available to 7,375,000 and provide for the granting of restricted stock under the Option Plan.

	Year ended December 31,					
	2001	Weighted average exercise price	2002	Weighted average exercise price	2003	Weighted average exercise price
Options outstanding, beginning of year	3,226,275	$4.63	2,221,178	$4.80	1,424,653	$4.91
Options granted	173,490	5.76	—		2,215,323	23.16
Options cancelled	(93,150)	4.44	(19,350)	4.44	—	—
Options exercised	(1,085,437)	4.48	(777,175)	4.58	(525,075)	4.59
Options outstanding end of year	2,221,178	4.80	1,424,653	4.91	3,114,901	17.95
Options exercisable end of year	1,175,289	4.82	950,780	4.99	1,734,576	14.74

The following table summarizes options data as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number as of December 31, 2003	Weighted average exercise price	Weighted average remaining contractual life	Number as of December 31, 2003	Weighted average exercise price
$4.44	786,838	$ 4.44	4.9	712,587	$ 4.44
$7.11 – $8.89	65,812	8.51	5.5	53,999	8.43
$11.11	40,500	11.11	3.9	34,199	11.11
$15.56	6,428	15.56	7.4	6,428	15.56
$21.85 – $24.98	2,215,323	23.16	9.1	927,363	23.15
Total	3,114,901	17.95	7.9	1,734,576	14.74

Options were granted at $4.44, $7.11, $8.89, $11.11, and $15.56 during the year ended December 31, 2001 and had an estimated weighted average fair value on the date of grant of $5.38. There were no options granted during the year ended December 31, 2002. In 2003, we granted new stock options to purchase 2,215,323 shares at a weighted average exercise price of $23.16. In addition the Board of Directors authorized issuance of 1,372 shares of restricted stock. We recorded compensation cost of $0.1 million and $0.8 million on December 31, 2002 and 2003 related to options issued with exercise prices below the fair value of the common stock on the date of grant. On January 20, 2004, the Board of Directors authorized issuance of 141,000 shares of restricted stock and new stock options to purchase 500,000 common shares at an exercise price of $31.80.

11. Income Taxes

Our provision for income taxes consists of the following components:

	2001	2002	2003
Federal: current	$ 570	$ —	$19,874
deferred	—	6,333	34,976
Foreign: current	2,222	2,533	5,769
deferred	—	—	—
State: current	3,108	5,384	8,985
deferred	—	909	4,997
Total: current	$5,900	$ 7,917	$34,628
deferred	—	$ 7,242	$39,973
	$5,900	$15,159	$74,601

Our current tax liability for all periods consists of the current federal and state tax liabilities, current state tax liabilities in jurisdictions that impose minimum taxes or restrict use of net operating loss carryforwards, the tax expense of our wholly-owned foreign subsidiaries and foreign withholding taxes on dividends and royalties. Deferred tax expense includes taxes payable to taxing jurisdictions in future periods as well as the reversal of the deferred tax asset valuation allowance more fully described below.

Our effective tax rate differed from the statutory federal income tax rate because of the following differences:

	2001	2002	2003
Statutory federal tax rate	35.0%	35.0%	35.0%
Effect of taxes on joint venture/foreign earnings	5.2%	0.6%	0.1%
Extraterritorial income exclusion benefit	(5.1%)	(1.5%)	(1.4%)
Disallowed expenses and other	(25.6%)	4.3%	2.4%
Change in valuation allowance	(3.0%)	(33.3%)	0.2%
State income taxes	7.2%	4.9%	5.1%
Foreign tax credit	—	—	(6.7%)
Effective tax rate	13.7%	10.0%	34.7%

The components of the net deferred tax asset are as follows:

	December 31, 2002	December 31, 2003
	(in thousands)	
Deferred tax assets:		
Alternative minimum tax credits	$ 2,514	$ —
Accrued expenses	22,631	8,439
Net operating loss carryforwards	33,305	—
Depreciation	2,456	276
Pension liabilities	8,240	3,348
Currency hedges and interest rate swaps	2,941	2,623
Tax LIFO provision	—	1,663
	$ 72,087	$16,349
Deferred tax liabilities:		
Purchased fixed assets and intangibles	(18,311)	(5,648)
Intangibles, accrued compensation, and benefits	(18,985)	(23,884)
Equity in affiliates' foreign earnings	(7,249)	(6,882)
Tax LIFO provision	(5,496)	—
Engineering expenses	(10,430)	(13,430)
Other tax deductible items	(409)	—
	(60,880)	(49,844)
Net deferred tax asset (liability)	11,207	(33,495)
Valuation allowance	—	(480)
Net deferred tax asset (liability) on balance sheet	$ 11,207	(33,975)

At December 31, 2003 the net deferred tax liability of $34.0 million represents net current and net non-current deferred tax liabilities of $16.3 million and $17.7 million, respectively. The net deferred tax asset at December 31, 2002 of $11.2 million represents net current deferred tax assets of $25.4 million and net non-current deferred tax liabilities of $14.2 million. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible and any limitations applied to the use of carryforward tax attributes. At December 31, 2003 we established a $0.5 million valuation allowance which offsets approximately $1.2 million in capital loss carryovers. In 2002 we concluded that it was more likely than not that sufficient future taxable income would be generated to fully realize the deferred tax assets. Accordingly we reversed the offsetting valuation allowance in its entirety.

We paid $43.3 million and $4.4 million for income taxes, net of refunds, in 2003 and 2002, respectively.

12. Fair Value of Financial Instruments

The carrying amount of our financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of our long-term debt was estimated to be $590.0 million and $577.0 million at December 31, 2002 and 2003, respectively, for the senior secured credit facility.

The fair values of the senior credit facility represent our best estimates based on other financial instruments with similar characteristics. Since the facility has variable rate debt, its fair value approximates its carrying amount.

13. Significant Customer and Export Sales

Sales to various agencies of the U.S. Government aggregated $1,013.2 million, $1,361.5 million and $1,575.4 million during the years ended December 31, 2001, 2002 and 2003, respectively.

At December 31, 2002 and 2003, trade accounts receivable from the U.S. Government totaled $123.4 million and $79.9 million, respectively.

Export sales, including sales to foreign governments transacted through the U.S. Government, were $182.4 million, $240.3 million and $332.2 million during the years ended December 31, 2001, 2002 and 2003, respectively. In addition there were sales to foreign governments transacted by our foreign subsidiary of $123.0 million, $107.2 million and $110.6 million during the years ended December 31, 2001, 2002 and 2003, respectively.

14. Related Party Transactions

In October 1997, The Carlyle Group ("Carlyle") formed United Defense Industries, Inc. as a wholly-owned entity in order to acquire our predecessor, United Defense, L.P. Beginning with our initial public offering in December 2001, Carlyle began to sell major portions of it United Defense holdings, with the most recent such sale being concluded in February 2004. Following such sale, Carlyle held 4.4 million shares, constituting 8.5% of our outstanding shares. In connection with our initial public offering, we entered into agreements with Carlyle pursuant to which Carlyle entities had the right to designate up to four nominees for our Board of Directors, so long as Carlyle owned greater than 20% of our voting stock. By virtue of Carlyle's sales of United Defense shares to date, such agreements have lapsed. Nonetheless, three individuals affiliated with Carlyle (Messrs. Carlucci, Conway, and Clare) have been nominated for re-election to our Board of Directors at our annual meeting scheduled for April 13, 2004, and Carlyle may thereby continue to influence our operations.

In accordance with the management agreement between United Defense Industries and Carlyle, we accrued an annual fee of $2 million for various management services provided by Carlyle. This management service agreement will no longer be in effect after the first quarter of 2004. We compensated four of our directors an aggregate sum of $184,214 in 2003 for their services as directors.

We have entered into an agreement with CPU Technology, Inc. ("CPU/T") to purchase approximately $1.5 million in component and design services regarding electronic subsystems for the Bradley program. Certain Carlyle affiliates are minority stockholders of CPU/T and collectively have the right to appoint two of the six members of CPU/T's board.

We recognized $7.1 million and $17.6 million of royalties, license fees and technical service fees at December 31, 2002 and 2003, respectively, from our Turkish joint venture. We have also entered into an agreement with our Turkish joint venture to purchase approximately $2.4 million in miscellaneous parts and kits for our M113 vehicles and MK 25 canisters.

15. Other Employee Benefit Plans

Substantially all of our domestic employees are eligible to participate in defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $8.8 million in each of the years ended December 31, 2001 and 2002, respectively, and $8.7 million in the year ended December 31, 2003.

USMR maintains defined contribution savings and profit-sharing plans covering employees of its various locations who are eligible to participate in its plans upon meeting eligibility requirements. Costs charged to expense for these plans were $1.1 million for the period July 2, 2002 through December 31, 2002, and $2.8 million in the year ended December 31, 2003. During 2002, USMR also maintained a defined contribution deferred compensation plan covering certain executives. Total costs charged to expense were $0.3 million for the period July 2, 2002 through December 31, 2002. USMR made contributions to union-sponsored trust funds, which provide health, welfare, pension and other fringe benefits to employees covered by collective bargaining agreements. Company contributions totaled $1.2 million for the period July 2, 2002 through December 31, 2002, and $2.9 million in the year ended December 31, 2003.

16. Earnings Per Share

Basic and diluted earnings per share results for all periods presented were computed based on the net income for the respective periods. The weighted average number of common shares outstanding during the period was used in the calculation of basic earnings per share and this number of shares was increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share.

	December 31		
	2001	2002	2003
	(In thousands, except shares and per share data)		
Net income:			
Net income for basic and diluted computations	$8,776	$134,576	$140,648
Average common shares outstanding:			
Average common shares outstanding for basic computations	41,265	51,349	51,955
Dilutive stock options—based on the treasury stock method	1,939	1,448	988
Average number of common shares outstanding for diluted computations	43,204	52,797	52,943
Earnings per share:			
Earnings per common share—basic	$ 0.21	$ 2.62	$ 2.71
Earnings per common share—diluted:	$ 0.20	$ 2.55	$ 2.66

17. Information on Business Segments

We operate in two reportable business segments: Defense Systems and Ship Repair and Maintenance. USMR is categorized under the business segment "Ship Repair and Maintenance." All other business operations are categorized as "Defense Systems." We use earnings before interest and taxes as the measure of financial performance for each segment.

Summary financial data for each of our business segments for the three years ended December 30, 2001, 2002 and 2003 follow:

	December 31,		
	2001	2002	2003
		(in thousands)	
Sales:			
Defense Systems	$1,318,538	$1,469,961	$1,507,253
Ship Repair and Maintenance	—	255,385	545,338
Total sales	1,318,538	1,725,346	2,052,591
Earnings related to investments in foreign affiliates:			
Defense Systems	10,156	13,874	19,758
Ship Repair and Maintenance	—	—	—
Total earnings related to investments in foreign affiliate	10,156	13,874	19,758
Depreciation and amortization:			
Defense Systems	70,037	31,331	27,324
Ship Repair and Maintenance	—	9,787	20,513
Corporate	(779)	136	165
Total depreciation	69,258	41,254	48,002
Capital spending:			
Defense Systems	22,222	17,341	21,123
Ship Repair and Maintenance	—	5,385	22,425
Corporate	153	46	62
Total capital spending	22,375	22,772	43,610
Income before interest and taxes:			
Defense Systems	104,637	182,026	230,909
Ship Repair and Maintenance	—	18,501	30,839
Corporate	(39,010)	(20,402)	(22,380)
Total income before interest and taxes	65,627	180,125	239,368
Interest, net	(22,705)	(28,690)	(24,119)
Income before income taxes	$ 42,922	$ 151,435	$ 215,249

	12/31/2002	12/31/2003
Total assets:(a)		
Defense Systems	$ 884,261	$ 852,863
Ship Repair and Maintenance	421,300	438,575
Corporate and eliminations	148,409	299,726
Total assets	$1,453,970	$1,591,164

(a) Goodwill and other intangible assets and related amortization, and net pension and other post retirement benefits are included in the respective business segments. Corporate assets primarily include cash and cash equivalents and deferred financing costs.

18. Quarterly Financial Data (Unaudited)

The following table of quarterly financial data has been prepared from our financial records, without audit, and reflects all adjustments which are, in our opinion, necessary for a fair presentation of the results of operations for the interim periods presented.

On July 2, 2002, we acquired all of the outstanding stock of United States Marine Repair. Accordingly, the financial statements reflect the results of operations of the acquired entity since the date of acquisition. This acquisition affects the comparability of the financial data for the interim periods presented.

	2002			
	Three months ended March 31	Three months ended June 30	Three months ended Sept 30	Three months ended Dec 31
	(In millions, except per share data)			
Sales	$356.4	$318.0	$529.7	$521.2
Gross Profit	59.8	69.9	102.7	104.3
Net income	19.0	27.3	45.1	43.2
Per Share Data:				
Earnings per common share—basic	$ 0.37	$ 0.53	$ 0.88	$ 0.84
Earnings per common share—diluted	$ 0.36	$ 0.52	$ 0.85	$ 0.82

	2003			
	Three months ended March 31	Three months ended June 30	Three months ended Sept 30	Three months ended Dec 31
	(In millions, except per share data)			
Sales	$466.5	$553.5	$507.9	$524.7
Gross Profit	103.9	106.3	107.6	95.1
Net income	38.3	36.1	37.4	28.8
Per Share Data:				
Earnings per common share—basic	$ 0.74	$ 0.70	$ 0.72	$ 0.55
Earnings per common share—diluted	$ 0.73	$ 0.68	$ 0.71	$ 0.54

On January 1, 2002, we adopted FAS 142 on accounting for goodwill and other intangible assets and, as a result, ceased the amortization of goodwill.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

ITEM 9A. ***Controls and Procedures***

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed the evaluation.

PART III

ITEM 10. ***Directors and Executive Officers***

The information with respect to directors and executive officers required by this Item 10 is incorporated in this report by reference to the information set forth under the caption "Election of Directors" and "Executive Officers" in our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders, which will be filed with the Commission no later than April 30, 2004. Information relating to certain filings on Forms 3, 4 and 5 is contained in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. ***Executive Compensation***

The information required by this Item 11 is incorporated in this report by reference to the information set forth under the captions "Executive Compensation" and "Employment Agreements" in our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders which will be filed with the Commission no later than April 30, 2004. The sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph" in the Proxy Statement are not incorporated herein by reference.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 is incorporated in this report by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders which will be filed with the Commission no later than April 30, 2004.

ITEM 13. ***Certain Relationships and Related Transactions***

The information required by this Item 13 is incorporated in this report by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders which will be filed with the Commission no later than April 30, 2004.

ITEM 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated in this report by reference to the information set forth under the caption "Relationship with independent Public Accountants" in our definitive Proxy Statement for our 2004 Annual Meeting of Stockholders which will be filed with the Commission no later than April 30, 2004.

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) The following documents are included as part of this Annual Report on Form 10-K:

1. The index of financial statements has been included with Item 8.
2. Financial statement schedules:

Schedule II:

Description	Balance at Beginning of Period	Additions: Charged to costs & expenses	Additions: Charged to other accounts	Deductions/ Payments	Balance at End of Period
Year Ended December 31, 2001:					
Reserve for remediation and compliance costs	$14,255	$ —	$ —	$ —	$14,255
Restructuring reserve	1,100	8,268	—	1,100	8,268
Litigation reserve	6,246	—	—	1,724	4,522
Allowance for Doubtful Accounts	1,063	1,039	51	114	2,039
Total	$22,664	$9,307	$ 51	$ 2,938	$29,084
Year Ended December 31, 2002:					
Reserve for remediation and compliance costs	$14,255	$3,727	$ 9,500	$ —	$27,482
Restructuring reserve	8,268	3,549	1,300	8,031	5,086
Litigation reserve	4,522	$ 540	—	1,869	3,193
Allowance for Doubtful Accounts	2,039	459	629	795	2,332
Total	$29,084	$8,275	$11,429	$10,695	$38,093
Year Ended December 31, 2003:					
Reserve for remediation and compliance costs	$27,482	$7,388	$ —	$ 1,707	$33,163
Restructuring reserve	5,086	843	—	1,781	4,148
Litigation reserve	3,193	—	—	3,193	—
Allowance for Doubtful Accounts	2,332	376	102	7	2,803
Total	$38,093	$8,607	102	$ 6,688	$40,114

All other schedules have been omitted because they are inapplicable, not required, or the information is included elsewhere in the consolidated financial statements or notes thereto.

3. The index of exhibits is set forth below.

(b) Reports on Form 8-K filed in the fourth quarter of 2002.

On October 23, 2003 we filed a report on Form 8-K to include our third quarter 2003 earnings press release.

On November 7, 2003 we filed a report on Form 8-K indicating we had entered into an Underwriting Agreement with J. P. Morgan Securities, Inc. in connection with the public offering of up to 1,500,000 shares of our common stock by certain named selling shareholders.

Exhibit No.	Description of Exhibits
2.1(4)	Agreement and Plan of Merger by and among United Defense Industries, Inc., UDII Torch Acquisition Corporation, United States Marine Repair, Inc., and TC Group L.L.C. as representative dated May 27, 2002
3.1(1)	Second Amended and Restated Certificate of Incorporation of United Defense Industries, Inc.
3.2(1)	Second Amended and Restated Bylaws of United Defense Industries, Inc.
4.1(1)	Form of stock certificate of common stock
10.1(1)	Sub-Lease Agreement among the Louisville/Jefferson County Development Authority, Inc. and United Defense, L.P., as amended by that certain First Amendment to Sublease of Real and Personal Property Agreement among the Louisville/Jefferson County Development Authority, Inc. and United Defense, L.P., as supplemented by Modifications Nos. 1-12
10.2(6)	Modification No. 13 to the Sub-Lease Agreement among the Louisville/Jefferson County Development Authority, Inc. and United Defense, LP, as amended by that certain First Amendment to Sublease of Real and Personal Property Agreement among the Louisville/Jefferson County Development Authority, Inc. and United Defense, LP
10.3(1)	Facilities contract number N00024-93-E-8521, dated November 16, 1992 among United Defense, L.P., Armament Systems Divisions and the U.S. Government Naval Sea Systems Command for the use of the government owned facility located at 4800 East River Road, Minneapolis, MN 55421
10.4(6)	Amendment dated June 6, 2003 to the Facilities contract number N00024-93-E-8521, dated November 16, 1992 among United Defense, LP, Armament Systems Divisions and the U.S. Government Naval Sea Systems Command
10.5 (2)	Management Agreement dated October 6, 1997 among United Defense Industries, Inc., United Defense, L.P. and TC Group Management, L.L.C.
10.6(6)	Employment Agreement with Alexander J. Krekich, dated as of December 12, 2002
10.7(3)	Employment Agreement with Thomas W. Rabaut, dated as of May 21, 1999
10.8 (1)	First Amendment to Employment Agreement with Thomas W. Rabaut, dated as of July 18, 2001
10.9(3)	Employment Agreement with Francis Raborn, dated as of May 21, 1999
10.10(1)	First Amendment to Employment Agreement with Francis Raborn, dated July 18, 2001
10.11(6)	Amended and Restated Credit Agreement dated as of August 13, 2001 and amended and restated as of July 2, 2002 among United Defense Industries, Inc., various lending institutions, Deutsche Bank Securities, Inc. and Lehman Brothers, Inc., as co-lead arrangers, Deutsche Bank Trust Company Americas, as Administrative Agent, Lehman Commercial Paper, Inc., as Syndication Agent and Citicorp USA, Inc., The Bank of Nova Scotia and Credit Lyonnais New York Branch, as Documentation Agents
10.12(2)	United Defense 1998 Stock Option Plan
10.13(2)	Form of Option Contract
10.14(5)	Amendment No. 1 to United Defense Stock Option Plan
10.15(5)	Amendment No. 2 to United Defense Stock Option Plan
10.16(1)	Registration Rights Agreement by and between Iron Horse Investors, L.L.C. and United Defense Industries, Inc.
10.17(1)	Management Incentive Plan
10.18(1)	UDLP Employees Pension Plan
10.19(1)	UDLP Excess Pension Plan
10.20(1)	Form of Retention Bonus Plan Award Letter
10.21(1)	Severance Pay Plan
10.22(6)	First Amendment to Credit Agreement dated as of November 19, 2003
21.1(6)	Subsidiaries of United Defense Industries, Inc.

Exhibit No.	Description of Exhibits
23.1(6)	Consent of Ernst & Young LLP
23.2(6)	Notice Regarding Lack of Consent of Independent Auditor SERBEST MUHASEBECILIK MALI MUSAVIRLIK ANONIM SIRKETI, Member of Andersen Worldwide
23.3(6)	Notice Regarding Lack of Consent of Independent Auditor Arthur Andersen & Co.
31.1 (6)	Certification of Chief Executive Officer
31.2 (6)	Certification of Chief Financial Officer
32.1 (6)	Certification of Chief Executive Officer
32.2 (6)	Certification of Chief Financial Officer

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (333-71986) filed with the Securities and Exchange Commission on October 22, 2001.

(2) Incorporated by reference to the Company's Registration Statement on Form S-8 (333-60207) filed with the Securities and Exchange Commission on July 30, 1998.

(3) Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended June 30, 1999.

(4) Incorporated by reference to the Company's Report on Form 8-K filed June 4, 2002

(5) Incorporated by reference to the Company's Report on Form 10-Q for the year ended September 30, 2002.

(6) Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ FRANCIS RABORN

Francis Raborn
Chief Financial Officer and Principal Financial and Accounting Officer of the Registrant

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ THOMAS W. RABAUT Thomas W. Rabaut	President, Chief Executive Officer and Director	March 2, 2004
/s/ FRANCIS RABORN Francis Raborn	Vice President, Chief Financial Officer and Director	March 2, 2004
/s/ WILLIAM E. CONWAY, JR William E. Conway, Jr	Chairman of the Board	March 2, 2004
/s/ FRANK C. CARLUCCI Frank C. Carlucci	Director	March 2, 2004
/s/ PETER J. CLARE Peter J. Clare	Director	March 2, 2004
/s/ ALLAN M. HOLT Allan M. Holt	Director	March 2, 2004
/s/ C. THOMAS FAULDERS, III C. Thomas Faulders, III	Director	March 2, 2004
/s/ JOHN M. SHALIKASHVILI John M. Shalikashvili	Director	March 2, 2004
/s/ J.H. BINFORD PEAY, III J. H. Binford Peay, III	Director	March 2, 2004
/s/ ROBERT J. NATTER Robert J. Natter	Director	March 2, 2004

(This page intentionally left blank)

United Defense

1525 Wilson Boulevard
Suite 700
Arlington, VA 22209
(703) 312-6100

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 13, 2004

The Annual Meeting of Stockholders of United Defense Industries, Inc., a Delaware corporation (the "Company"), will be held on Tuesday, April 13, 2004, at 11:00 a.m., local time, at the Hyatt Regency Crystal City, 2799 Jefferson Davis Highway, Arlington, Virginia 22202, for the following purposes:

1. To elect nine directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected or appointed.
2. To approve the amendment and restatement of the United Defense Stock Option Plan to (i) increase the number of shares available for grant under the plan, (ii) qualify the plan for awards which may satisfy the requirements of performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, and (iii) add the ability to make grants of other equity-based compensation.
3. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing matters are described in more detail in the enclosed Proxy Statement.

Your Board of Directors has fixed February 13, 2004, as the record date for determining stockholders entitled to vote at the Annual Meeting of Stockholders.

The Company's Proxy Statement is attached hereto. Financial and other information about the Company is contained in the enclosed Annual Report to Stockholders for the fiscal year ended December 31, 2003.

You are cordially invited to attend the meeting in person. Your participation in these matters is important, regardless of the number of shares you own. Whether or not you expect to attend in person, we urge you to complete, sign, date and return the enclosed proxy card as promptly as possible in the enclosed envelope. If you choose to attend the meeting you may then vote in person if you so desire, even though you may have executed and returned the proxy. Any stockholder who executes such a proxy may revoke it at any time before it is exercised.

By Order of the Board of Directors,

David V. Kolovat, Esq., Secretary

March 10, 2004
Arlington, Virginia

United Defense

1525 Wilson Boulevard
Suite 700
Arlington, VA 22209
(703) 312-6111

PROXY STATEMENT

The Board of Directors of United Defense Industries, Inc., a Delaware corporation, is soliciting your proxy on the proxy card enclosed with this Proxy Statement. Your proxy will be voted at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, April 13, 2004, at 11:00 a.m., local time, at the Hyatt Regency Crystal City, 2799 Jefferson Davis Highway, Arlington, Virginia 22202, and any adjournment or postponement thereof. This Proxy Statement, the accompanying proxy card and the Company's Annual Report to Stockholders are first being mailed to stockholders on or about March 10, 2004.

VOTING SECURITIES

Voting Rights and Outstanding Shares

Only stockholders of record on the books of the Company as of 5:00 p.m., February 13, 2004 (the "Record Date"), will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, the outstanding voting securities of the Company consisted of 52,378,886 shares of common stock, par value $0.01 per share (the "Common Stock").

Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector of Elections with the assistance of the Company's transfer agent. The Inspector will also determine whether or not a quorum is present. Except with respect to the election of directors and in certain other specific circumstances, the affirmative vote of a majority of the shares having voting power present in person or represented by proxy at a duly held meeting at which a quorum is present is required under the Company's Bylaws for approval of proposals presented to stockholders. In general, the Company's Bylaws also provide that a quorum consists of a majority of the shares issued and outstanding and entitled to vote, the holders of which are present in person or represented by proxy. The Inspector will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and therefore, abstentions will have the effect of a negative vote for purposes of determining the approval of any matter submitted to the stockholders for a vote, other than the election of directors.

Proxies

The shares represented by the proxies received, properly dated and executed, and not revoked will be voted at the Annual Meeting in accordance with the instructions of the stockholders. A proxy may be revoked at any time before it is exercised by:

- delivering written notice of revocation to the Company, Attention: David V. Kolovat, Esq.;
- delivering a duly executed proxy bearing a later date to the Company; or
- attending the Annual Meeting and voting in person.

Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted "FOR" the election of directors, "FOR" approval of the Amended and Restated Plan, and as the proxy holders deem advisable on other matters that may come before the meeting, as the case may be, with respect to the item not marked. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present with respect to that matter. Pursuant to New York Stock Exchange rules, a broker may not vote on the adoption of or material amendment to an equity compensation plan without instruction from the beneficial owner of the shares held by such broker. The Company believes that the tabulation procedures to be followed by the Inspector are consistent with the general statutory requirements in Delaware concerning voting of shares and determination of a quorum.

The cost of soliciting proxies will be borne by the Company. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or facsimile. The Company has retained InvestorCom, Inc. to solicit proxies from brokerage firms, banks and institutional holders. Total fees for this service are expected to be less than $10,000.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nine directors are to be elected at the Annual Meeting to serve until their respective successors are elected and qualified. Nominees for election to the Board of Directors shall be approved by a plurality of the votes cast by holders of the Common Stock present in person or by proxy at the Annual Meeting, each share being entitled to one vote.

Abstentions from voting on the election of directors, including broker non-votes, will have no effect on the outcome of the election of directors. In the event any nominee is unable or unwilling to serve as a nominee, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board of Directors or the proxy holders to fill such vacancy, or for the balance of those nominees named without nomination of a substitute, or the Board of Directors may be reduced in accordance with the Bylaws of the Company. The Board of Directors has no reason to believe that any of the persons named will be unable or unwilling to serve as a nominee or as a director if elected.

Set forth below is certain information concerning the nine directors of the Company to be elected at the Annual Meeting:

Thomas W. Rabaut, age 55, became our President and Chief Executive Officer in January 1994 and has been a director since October 1997. Mr. Rabaut joined FMC Corporation in June 1977 and has worked in a variety of executive positions including General Manager of FMC's Steel Products Division from 1986 to 1988 and Operations Director and then Vice President and General Manager of FMC's Ground Systems Division from 1988 to 1993. Mr. Rabaut also served as General Manager of FMC's Defense Systems Group, overseeing operations in the U.S., Sweden, Turkey, Pakistan, and Saudi Arabia for products and services which the Company provided to U.S. and allied armies, navies and marines from 1993 to 1994, at which time Mr. Rabaut was elected Vice President of FMC. Before joining FMC, Mr. Rabaut graduated from the U.S. Military Academy at West Point in 1970 and served in the U.S. Army until 1975 as an officer in several company- and battalion-level positions. He also recently served as Chairman of the Board of Directors of the National Defense Industrial Association, and continues to serve with several non-profit organizations involved in public affairs.

Francis Raborn, age 60, became our Vice President and Chief Financial Officer in January 1994, and has been a director since December 1997. Prior to joining us, Mr. Raborn served as FMC's Defense Systems Group Controller in Santa Clara, California where he was responsible for leading the financial planning for FMC's four defense divisions. His previous assignment at FMC was Special Products Group Controller in Philadelphia where he presided over the finance function of a commercial business group composed of eight smaller machinery and specialty chemical divisions. His first assignment with FMC was the Director of Operations Analysis and Special Studies on the Corporate Finance staff in Chicago. Before joining FMC, Mr. Raborn worked in a financial capacity with Chemetron Corporation and Ford Motor Company. He also served in the U.S. Air Force as an F-4 Phantom pilot and command center duty director.

William E. Conway, Jr., age 54, has been our Chairman of the Board since October 1997. He has been a Managing Director of The Carlyle Group, a Washington, D.C.-based global investment firm, since August 1987. Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation from 1984 until 1987, and was a Vice President and Treasurer of MCI from 1981 to 1984. He is also Chairman of Nextel Communications, Inc. Mr. Conway had previously been elected as a director pursuant to an agreement among us, Iron Horse Investors, L.L.C. and other affiliates of The Carlyle Group whereby we had agreed to designate nominees to our board of directors on behalf of certain affiliates of The Carlyle Group. This agreement terminated in February 2004.

Frank C. Carlucci, age 73, became a director in December 1997. He is currently Chairman Emeritus of The Carlyle Group, where he previously served as Chairman from 1989 to early 2003. Prior to joining The Carlyle Group in 1989, Mr. Carlucci served as Secretary of Defense from November 1987 to January 1989 and as President Reagan's National Security Advisor in 1987. Mr. Carlucci currently serves as Chairman of the Board for Neurogen Corporation. He is also a director on the boards of SunResorts, Ltd., NV and

Encysive Pharmaceuticals Inc. (formerly Texas Biotechnology Corporation). Mr. Carlucci had previously been elected as a director pursuant to an agreement among us, Iron Horse Investors, L.L.C. and other affiliates of The Carlyle Group whereby we had agreed to designate nominees to our board of directors on behalf of certain affiliates of The Carlyle Group. This agreement terminated in February 2004.

Peter J. Clare, age 39, became a director in October 1997. Since March 1999, Mr. Clare has been a Managing Director with The Carlyle Group, which he joined in August 1992. From 1995 to 1997, Mr. Clare served as a Vice President of The Carlyle Group and from 1997 to 1999 he was a Principal with The Carlyle Group. Mr. Clare was previously with First City Capital, a private investment group, and also worked at Prudential-Bache. Mr. Clare serves as a director on the boards of Aviall, Inc. and KorAm Bank, as well as several privately held companies, and has been the Vice President and Managing Director of our former principal stockholder, Iron Horse Investors, L.L.C. (a Carlyle affiliate), since October 1997. Mr. Clare had previously been elected as a director pursuant to an agreement among us, Iron Horse Investors, L.L.C. and other affiliates of The Carlyle Group whereby we had agreed to designate nominees to our board of directors on behalf of certain affiliates of The Carlyle Group. This agreement terminated in February 2004.

C. Thomas Faulders, III, age 54, became a director in May 2003. Since June 1999, Mr. Faulders has been President and Chief Executive Officer of LCC International, Inc., a supplier of infrastructure services to the wireless telecommunications industry. Mr. Faulders served as Executive Vice President, Treasurer and Chief Financial Officer of BDM International, Inc., a global information technology company, from March 1995 until its sale to TRW in December 1998. Prior to joining BDM International, Mr. Faulders served with Comsat Corporation, a provider of international communications, as Vice President and Chief Financial Officer from March 1992. Prior to that, Mr. Faulders served in various executive positions with MCI Communications Corp. Mr. Faulders is a director of LCC International and ePlus, Inc., a provider of enterprise cost management software.

J. H. Binford Peay, III, age 63, became a director in December 1997. General Peay was a career U.S. Army officer who attained the rank of General and retired from the Army on October 1, 1997. He served as the Commander-In-Chief of the U.S. Central Command from 1994 to 1997, and served as Vice Chief of Staff of the U.S. Army from 1993 to 1994. General Peay is currently the Chairman of the Allied Defense Group, where he also served as Chief Executive Officer from January 2001 to June 2003. He also serves as Chairman of the Board of Trustees of the National Defense University and is President of the Fort Campbell Historical Foundation, Inc. General Peay is also currently the Superintendent of the Virginia Military Institute.

John M. Shalikashvili, age 67, became a director in June 1998. General Shalikashvili is an independent consultant and a Visiting Professor at Stanford University. Prior to his appointment, he was the senior officer of the United States military and principal military advisor to the President of the United States, the Secretary of Defense and the National Security Council in his capacity as the thirteenth Chairman of the Joint Chiefs of Staff, Department of Defense, for two terms from 1993 to 1997. Prior to his tenure as Chairman of the Joint Chiefs of Staff, he served as the Commander-in-Chief of all U.S. forces in Europe and as NATO's tenth Supreme Allied Commander, Europe (SACEUR). He also served in a variety of command and staff positions in the continental United States, Alaska, Belgium, Germany, Italy, Korea, Turkey and Vietnam. General Shalikashvili is a director of The Boeing Company, Frank Russell Trust Company, L-3 Communications Holdings, Inc. and Plug Power, Inc.

Robert J. Natter, age 58, has been nominated to serve as a director to fill the seat being vacated by Mr. Holt. Admiral Natter is a career U.S. Navy officer who retired from the Navy on December 1, 2003. Prior to his retirement, Admiral Natter served as the Commander of the U.S. Atlantic Fleet from 2000 to 2003. From 2001 to 2003, he also served as the first Commander of the newly established U.S. Fleet Forces Command. Admiral Natter is a distinguished graduate of the U.S. Naval War College and has Masters Degrees in Business Management and International Relations. Admiral Natter is currently a private consultant.

Unless marked otherwise, proxies received will be voted "FOR" the election of each of the nominees named above.

Information Regarding Director Not Standing for Re-Election

Set forth below is certain information concerning Allan M. Holt, who will not stand for re-election at the Annual Meeting:

Allan M. Holt, age 52, became a director in October 1997. Since January 1996, Mr. Holt has been a Managing Director of The Carlyle Group, which he joined in December 1991. Mr. Holt was previously with Avenir Group, a private investment and advisory group, and from June 1984 to December 1987 was Director of Planning and Budgets at MCI Communications Corporation, which he joined in September 1982. Mr. Holt currently serves on the board of Aviall, Inc., as well as on the boards of several privately held companies.

Recommendation of the Board of Directors:

The Board of Directors recommends a vote "FOR" the election of all nominees named above.

THE BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors met eight times during 2003 and did not act by unanimous written consent. Each director, during his term as director, attended at least 75% of the aggregate number of meetings of the Board except for Messrs. Carlucci and Holt. Each director, during his term as director, attended at least 75% of the aggregate number of meetings of the Committees of the Board of which he was a member except for Gen. Shalikashvili. During 2003 the Board of Directors had a standing audit and ethics committee and a compensation committee, but did not have a nominating committee or other committee that would perform a similar function.

Nominating and Corporate Governance Committee

We established our Nominating and Corporate Governance Committee in March 2004. The initial members of this committee are Messrs. Conway and Carlucci and Admiral Natter who are all independent members of our Board of Directors. Mr. Conway serves as the chairman of this committee. Our Board of Directors has adopted a charter governing the activities of the Nominating and Corporate Governance Committee, which may be viewed online on our Web site at www.uniteddefense.com. Pursuant to its charter, the Nominating and Corporate Governance Committee's tasks include identifying individuals qualified to become Board members, recommending to the Board director nominees to fill vacancies in the membership of the Board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, making recommendations to the Board concerning the size and composition of the Board, conducting succession planning regarding the Chief Executive Officer and other senior officer positions of the Company, and leading the Board in its annual review of Board performance. The committee shall also develop and recommend to the Board a set of corporate governance principles applicable to the Company. Board candidates are considered based upon various criteria, such as skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, and any other factors appropriate in the context of an assessment of the committee's understood needs of the Board at that time. In addition, the committee will consider whether the individual satisfies criteria for independence as may be required by applicable regulations and personal integrity and judgment. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Nominating and Corporate Governance Committee has the sole authority to retain, compensate, and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates. No such firm has been retained by the Company in the past.

The Nominating and Corporate Governance Committee will consider proposed nominees whose names are submitted to it by stockholders; however, it does not have a formal process for that consideration. The Company has not adopted a formal process because it believes that the informal consideration process has been adequate to date. The committee intends to review periodically whether a more formal policy should be adopted. If a stockholder wishes to suggest a proposed name for committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating and Corporate Governance Committee, in care of the corporate Secretary, at least six months before the next annual meeting to assure time for meaningful consideration by the committee. See also "Stockholder Proposals" for bylaw requirements for nominations.

All of the nominees for directors being voted upon at the Annual Meeting are directors standing for re-election except for Admiral Robert J. Natter who was appointed by the Board in January 2004. This Annual Meeting is the first opportunity for shareholders to consider his nomination. Admiral Natter was recommended to the Board of Directors jointly by both members of management and non-management directors.

Stockholder Communication with Board Members

Although the Company has not to date developed formal processes by which stockholders may communicate directly to directors, it believes that the informal process, in which stockholder communications which are received by the Secretary for the Board's attention, or summaries thereof, will be forwarded to the Board has served the Board's and the stockholders' needs. In view of recently adopted SEC disclosure requirements relating to this issue, the Nominating and Corporate Governance Committee may consider development of more specific procedures. Until any other procedures are developed and posted on the Company's corporate website, any communications to the Board of Directors should be sent to it in care of the Secretary.

Board Member Attendance at Annual Meetings

The Company encourages all of its directors to attend the annual meeting of stockholders. The Company generally holds a board meeting coincident with the annual meeting to minimize director travel obligations and facilitate their attendance at the stockholders' meeting. All of our then-current directors attended the 2003 annual meeting of stockholders, except Messrs. Kimmitt and Clare.

Director Independence

New York Stock Exchange corporate governance rules require that a majority of the Board of Directors be independent. No director qualifies as independent unless the Board of Directors determines that the director has no direct or indirect material relationship with the Company. In assessing the independence of its members, the Board of Directors examined the commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships of each member. The Board's inquiry extended to both direct and indirect relationships with the Company. Based upon both detailed written submissions by its members and discussions regarding the facts and circumstances pertaining to each member, considered in the context of applicable New York Stock Exchange corporate governance rules, the Board of Directors has determined that all of the directors are independent other than Messrs. Rabaut and Raborn.

Audit and Ethics Committee

The audit and ethics committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consists of Messrs. Peay, Shalikashvili and Faulders, each of whom is independent as the term "independence" is defined in Section 303A.02 of the corporate governance rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The Board of Directors has determined that Mr. Faulders is an audit committee financial expert, as that term is defined in the Exchange Act. The responsibilities of this committee include:

- the appointment, compensation, retention and oversight of our independent public accountants;
- reviewing with the independent public accountants the plans and results of the audit engagement;
- approving professional services provided by the independent public accountants;

- reviewing our critical accounting policies, our Annual and Quarterly reports on Forms 10-K and 10-Q, and our earnings releases;
- reviewing the independence of the independent public accountants; and
- reviewing the adequacy of our internal accounting controls and overseeing our ethics program.

The audit and ethics committee met twelve times during 2003 and did not act by unanimous written consent. The charter of the audit and ethics committee, as amended the Board of Directors in 2003, is attached hereto as Appendix A.

Audit and Ethics Committee Report

To the Board of Directors:

We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2003.

We have discussed with the independent auditors, Ernst & Young LLP, the matters required to be discussed with us by the American Institute of Certified Public Accountants, the Securities and Exchange Commission, the New York Stock Exchange, and the Public Company Accounting Oversight Board, including those required by the Statement on Auditing Standards No. 61.

We have received and reviewed the letter from Ernst & Young LLP required by the Independence Standards Board, and have discussed with Ernst & Young their independence, including the written disclosures and letter required by Independence Standard No. 1 of the Independence Standards Board.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Audit and Ethics Committee:

C. Thomas Faulders, III
John M. Shalikashvili
J. H. Binford Peay, III

Compensation Committee

The compensation committee consists of Messrs. Clare and Peay, each of whom is independent as the term "independence" is defined in Section 303A.02 of the corporate governance rules of the New York Stock Exchange. This committee is responsible for determining compensation for our executive officers and other management employees, and administering our United Defense Stock Option Plan, Management Incentive Plan, and certain other compensation programs. The compensation committee met two times during 2003 and acted by unanimous written consent in lieu of a meeting on one occasion.

Director Compensation

All non-management directors are paid annual cash retainers of $50,000 for service on the board as well as any standing committees of the board, other than the Audit and Ethics Committee. Members of the Audit and Ethics Committee are paid an additional annual retainer of $10,000. We do not maintain a medical, dental, or retirement benefits plan for these directors. There are no other annual fees paid to these directors. The remaining directors are employed by us and are not separately compensated for their service as directors. Prior to March 2, 2004, our non-management directors affiliated with The Carlyle Group did not receive any compensation for serving on our Board of Directors.

EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Company. Biographical information on Messrs. Rabaut and Raborn is included under "Proposal No. 1 – Election of Directors." All executive officers hold office until a successor is chosen and qualified.

Elmer L. Doty, age 49, became our Vice President in February 2002 and the General Manager of our Ground Systems operations in April 2001 after having served as General Manager of the Steel Products Division since April 1994. Mr. Doty began his career with FMC in August 1979 as Engineering Group Leader and subsequently held the positions of Engineering Manager, Director of Manufacturing/Engineering, and Division Manager of the Energy and Transportation Group's Conveyor Equipment Division. Prior to joining FMC, Mr. Doty was employed by Black & Veatch Consulting Engineers and by General Electric Company.

John W. Hendrix, age 61, became our Vice President of Business Development and Marketing in February 2003 following a year as our Vice President for Corporate Development. Prior to joining us, he served in the United States Army for over 36 years attaining the rank of General. He retired from the United States Army in January 2002 after completing his final assignment as Commander, U.S. Army Forces Command. His prior tours of duty included Commander, V Corps, Commander, 3rd Infantry Division and Commander, United States Army Infantry Center. As an infantry officer, he served in command and operations assignments at each echelon from platoon through brigade. His 14 years of overseas duty included several NATO assignments as well as service in Germany, Belgium, Vietnam and Saudi Arabia.

Keith B. Howe, age 46, became our Vice President and General Manager of our Armament Systems operations in January 2002 after having served as the unit's Deputy General Manager from October 1998 to December 2001 and its Controller from September 1996 to October 1998. Prior to this, Mr. Howe was Deputy Director of Navy Programs of our Armament Systems operations from September 1995 to September 1996, was the Chief Financial Officer at FNSS, Ankara, Turkey from May 1993 to September 1995, was the Controller of our Armament Systems operations from April 1991 to May 1993, and was the Bradley Fighting Vehicle Business Manager in San Jose, California from November 1989 to April 1991.

David V. Kolovat, age 59, became our Vice President, General Counsel and Secretary in January 1994. Previously, he served as the FMC Corporation's Associate General Counsel in charge of legal matters for its defense business from 1988 through 1993. Prior to that time, Mr. Kolovat served successively as staff counsel for Deere & Company; in a series a legal positions with Itel Corporation culminating as that company's Vice President, General Counsel and Secretary; Vice President, General Counsel and Secretary of Robot Defense Systems, Inc.; and Vice President, General Counsel and Secretary of Premisys, Inc.

Alexander J. Krekich, age 61, has been President of our subsidiary, United Stated Marine Repair, Inc., ("USMR"), since its acquisition in July 2002. Prior to the acquisition, he served as Chief Executive Officer of USMR from February 2002 and as a director since March 1999. He originally joined Southwest Marine, a division of USMR, in August 1998 as Special Assistant to the President. Upon the acquisition of Norfolk Shipbuilding & Drydock Corporation ("Norshipco") in October 1998, he became President and General Manager of the Norfolk, Virginia based company. In February 1999, he was appointed Chief Operating Officer of USMR while continuing as President of Norshipco. Prior to joining private industry, he served in the U.S. Navy for 34 years. His last assignment before retiring as a Vice Admiral was as Commander of all Surface Forces in the U.S. Pacific Fleet. He held several ship commands during his naval career and is a combat veteran of Vietnam, where he served in fast patrol boats.

Dennis A. Wagner III, age 53, has been the Vice President and General Manager of our International operations since January 2003. Prior to this assignment, Mr. Wagner was our Vice President of Business Development and Marketing from May 1994. Mr. Wagner was formerly the Division General Manager of FMC's Steel Products Division and served as the Program Director for the M113 Family of Vehicles at FMC's Ground Systems Division. Mr. Wagner also served as the Army Programs Marketing Manager and the Advanced Technology Program Director at FMC's Defense Systems Group office in the Washington, D.C. area. Before joining FMC in July 1981, Mr. Wagner served in the U.S. Army as an Infantry Officer. After his active U.S. Army service, Mr. Wagner worked as a design engineer at the Ford Motor Company and later as a mechanical engineer and project manager at the U.S. Army Tank and Automotive Command.

EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, whose annual compensation equaled or exceeded $100,000 as of December 31, 2003.

Summary Compensation Table

				Long-Term Compensation Awards	
Name and Principal Position	Annual Compensation			Securities Underlying Options(#)	All Other Compensation ($)(2)
	Year	Salary($)	Bonus($)(1)		
Thomas W. Rabaut	2003	515,000	615,940	300,000	46,009
President and Chief Executive Officer	2002	500,000	598,000	—	43,127
	2001	456,250	4,570,675	—	32,442
Francis Raborn	2003	282,103	287,040	153,000	24,474
Vice President and Chief Financial Officer	2002	271,249	275,105	—	21,535
	2001	258,336	2,042,119	—	18,290
Alexander J. Krekich (3)	2003	275,000	246,400	102,000	50,641
President— United States Marine Repair	2002	137,500	356,208	—	15,000(4)
Elmer L. Doty	2003	238,700	227,123	102,000	21,120
Vice President and General Manager—	2002	228,927	237,517	—	17,206
Ground Systems Division	2001	206,898	1,773,725	67,500	13,586
Keith B. Howe	2003	228,873	230,360	102,000	21,799
Vice President and General Manager—	2002	213,900	216,467	—	13,220
Armament Systems	2001	172,267	1,216,590	—	9,939

(1) Bonus Compensation figures for 2001 includes special bonus amounts earned in 2001 and paid out in 2001, 2002 and 2003. See "Special Bonuses" below.

(2) Comprised of matching contributions under our qualified and nonqualified thrift plans for salaried employees for 2003, 2002 and 2001.

(3) Mr. Krekich became one of our executive officers upon our acquisition of United States Marine Repair in July 2002.

(4) Comprised of contributions to both the United States Marine Repair Deferred Compensation and Profit Sharing Plans made by us after our acquisition of United States Marine Repair and automobile allowances.

Option Grants in Fiscal 2003

The following table shows information regarding individual option grants to our named executive officers during the fiscal year ended December 31, 2003. Options were granted at an exercise price equal to $23.15 per share. The term of each option granted is generally ten years from the date of grant. Options may terminate before expiration dates if the option holder's employment is terminated prior to the option vesting:

	Individual Grants				Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Thomas W. Rabaut	300,000	13.63%	$23.15	1/17/2013	4,001,160	10,484,940
Francis Raborn	153,000	6.95%	$23.15	1/17/2013	2,040,591	5,347,319
Alexander J. Krekich	102,000	4.64%	$23.15	1/17/2013	1,360,394	3,564,879
Elmer L. Doty	102,000	4.64%	$23.15	1/17/2013	1,360,394	3,564,879
Keith B. Howe	102,000	4.64%	$23.15	1/17/2013	1,360,394	3,564,879

Aggregated Option Exercises in Fiscal 2003 and Fiscal Year-End Option Values

The following table shows information regarding option exercises by our named executive officers during the fiscal year ended December 31, 2003, and the value and number of options to purchase our Common Stock unexercised and outstanding as of December 31, 2003. Also included is the value and number of exercisable and unexercisable options held as of December 31, 2003 by such named executive officers:

- "Exercise" means an employee's acquisition of shares of Common Stock, "exercisable" means options to purchase shares of Common Stock which have already vested and which are subject to exercise, and "unexercisable" means all other options to purchase shares of Common Stock which have not vested.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options at Fiscal Year-End($)	
Name	Shares Acquired on Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas W. Rabaut	74,000	$1,524,320	422,260	174,990	$9,247,877	$1,527,662
Francis Raborn	42,500	$1,024,770	77,505	89,245	$ 933,881	$ 779,108
Alexander J. Krekich	—	$ —	42,503	59,497	$ 371,051	$ 519,408
Elmer L. Doty	36,000	$ 930,187	101,003	96,622	$1,976,291	$1,538,118
Keith B. Howe	27,000	$ 734,670	42,503	59,497	$ 371,051	$ 519,408

Retirement and Pension Plans

Each named executive officer, except for Mr. Krekich, participates in the UDLP Employees Pension Plan and the UDLP Excess Pension Plan for United Defense Limited Partnership and Affiliates described below. The following table shows the estimated annual pension benefits under those plans for the specified compensation and years of service. A portion of the retirement benefits for service prior to 1986, computed under the UDLP Employees Pension Plan, is payable from annuity contracts maintained by Aetna Life Insurance Company.

Final Average Earnings	Years of Credited Service				
	15	20	25	30	35
$ 150,000	$ 30,452	$ 40,602	$ 50,753	$ 60,903	$ 71,054
250,000	52,952	70,602	88,253	105,903	123,554
350,000	75,452	100,602	125,753	150,903	176,054
550,000	120,452	160,602	200,753	240,903	281,054
650,000	142,952	190,602	238,253	285,903	333,554
900,000	199,202	265,602	332,003	398,403	464,804
1,100,000	244,202	325,602	407,003	488,403	569,804

- Compensation included in the final average earnings for the pension benefit computation includes base annual salary and annual bonuses, but excludes payments for most other compensation.

- Unreduced retirement pension benefits are calculated pursuant to the UDLP Employees Pension Plan's benefit formula as an individual life annuity payable at age 65. Benefits may also be payable as a joint and survivor annuity or a level income option.

- Final average earnings in the above table means the average of covered remuneration for the highest 60 consecutive calendar months out of the 120 calendar months immediately preceding retirement.

- Benefits applicable to a number of years of service or final average earnings different from those in the above table are equal to the sum of:

  — 1% of allowable Social Security Covered Compensation ($41,689) for a participant retiring at age 65 in 2004 times years of credited service; and

  — 1.5% of the difference between final average earnings and allowable Social Security Covered Compensation times years of credited service.

- The Employment Retirement Income Security Act, or ERISA, limits the annual benefits that may be paid from a tax-qualified retirement plan. Accordingly, as permitted by ERISA, we have adopted the UDLP Excess Pension Plan for United Defense Limited Partnership and Affiliates to maintain total benefits upon retirement at the levels shown in the table.

Credited Years of Service under Pension Plan for Named Executive Officers:

Thomas W. Rabaut	27
Francis Raborn	27
Elmer L. Doty	25
Keith B. Howe	24

We also maintain a nonqualified thrift plan designed to provide select employees a benefit equal to the benefit the participant would receive under our 401(k) plan if the Code and such plan did not require the exclusion of compensation above a certain level. All named executive officers are eligible to participate in the nonqualified thrift plan.

United Defense Stock Option Plan

The United Defense Stock Option Plan and the proposed amendment and restatement to the United Defense Stock Option Plan to (i) increase the number of shares available for grant under the plan, (ii) qualify the plan for awards which may satisfy the requirements of performance based compensation under Section 162(m) of the Code, and (iii) add the ability to make grants of other equity-based compensation are discussed in more detail under the heading "Proposal No. 2 – Approval of the Amended and Restated Plan."

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2003, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders United Defense Stock Option Plan	2,943,699	$18.25	1,869,213(1)
Equity Compensation Plans Not Approved by Shareholders None	—	—	—
Total	2,943,699		1,869,213

(1) The United Defense Stock Option Plan currently provides that Common Stock authorized for issuance under the plan may be issued in the form of options and restricted stock. Please see "Proposal No. 2 — Approval of the Amended and Restated Plan" for a discussion of proposed amendments to the plan.

Management Incentive Plan

Our current Management Incentive Plan for our senior managers was adopted in January 1998. The plan allows our senior managers to achieve performance based compensation in addition to base salary. Prior to 2004, target awards under the plan generally varied from 15% to 65% of base salary depending on level of seniority and overall performance of the individual and the relevant business unit. Beginning in 2004, target awards under the plan will generally vary from 15% to 75% of base salary. Actual awards, however, are not guaranteed and may range from zero to 200% of the applicable target award. See the discussion of the Management Incentive Plan under the heading "Compensation Committee Report on Executive Compensation" for additional information on factors considered in determining award amounts.

USMR Executive Bonus Plan

The USMR Executive Bonus Plan was established in 1998. The plan applies to senior USMR executives. Generally target awards under the plan vary from 70% to 90% of base salary. See the discussion of the USMR Executive Bonus Plan under the heading "Compensation Committee Report on Executive Compensation" for additional information on factors considered in determining award amounts.

Special Bonuses

In 2001, in connection with our recapitalization and in anticipation of our initial public offering or a similar significant corporate event, our Board of Directors adopted a special bonus plan including special performance bonuses and a retention incentive program for our key employees in order to ensure their continuous full-time employment until the completion of specified transactions. This plan was in addition to, and did not in any way replace or reduce, any other compensation, bonus, stock or option program offered to any of our employees. In 2001, we granted bonuses totaling $27.91 million in the aggregate under this plan, with payments taking place on a staggered basis over 2001, 2002 and 2003. Each of Messrs. Rabaut, Raborn, Doty and Howe were granted bonuses under this plan and received payments of $1,600,000, $800,000, $480,000 and $240,000 respectively in 2001; $1,625,000, $575,000, $692,500 and $460,000 respectively in 2002; and $800,000, $400,000, $400,000 and $400,000 respectively in 2003. In addition, over the same three-year period, our three outside directors during that period, J.H. Binford Peay, III, Robert M. Kimmitt and John M. Shalikashvili, were granted bonuses of $420,000, $504,000 and $244,997, respectively under this plan.

EMPLOYMENT AGREEMENTS

Each of Messrs. Rabaut and Raborn entered into an employment agreement with us on May 21, 1999. The initial term of these agreements ended on December 31, 2001, but each has been automatically extended through December 31, 2004, in accordance with the terms of the agreements, and will continue to be so renewed for successive one-year periods thereafter unless either party delivers notice within specified notice periods. Mr. Krekich entered into an employment agreement with us on December 12, 2002. The initial term of this agreement ended on December 12, 2003 but has been automatically extended through December 12, 2004, in accordance with the terms of the agreement, and will continue to be so renewed for successive one-year periods thereafter unless either party delivers notice within specified notice periods.

Under each agreement, the executive receives a stated annual base salary and is eligible to participate in the applicable management bonus plan as well as our employee benefit plans, programs and arrangements applicable to our other senior officers. In addition to base salary, Mr. Rabaut is eligible to receive a bonus of up to 75% of base salary, Mr. Raborn is eligible to receive a bonus of up to 55% of base salary under our Management Incentive Plan, and Mr. Krekich is eligible to receive a discretionary bonus under the USMR Executive Bonus Plan.

Each of these employment agreements provides that upon termination of employment, either by us without cause or by the executive for good reason, each executive will be entitled to:

- a payment equal to a multiple of the executive's base pay and target bonus. For Mr. Krekich this severance period will last two years, while for each of Messrs. Raborn and Rabaut the severance period will last three years;
- a prorated discretionary bonus for that portion of the calendar year in which he was terminated; and
- the right to continue to participate in our health, life and accidental death and dismemberment and long-term disability benefits plan for one year to three years at the rates in effect for active employees.

Messrs. Doty and Howe each entered into a severance agreement with us on August 4, 1999. Pursuant to the terms of these agreements, Messrs. Doty and Howe are entitled to a stated termination payment if, during a period of time where we have entered into an agreement to effect a corporate transaction, as defined in the agreements, the executive's employment is terminated either by us without cause, or by the executive for good reason, each as defined in the agreements. This termination payment is the greater of either the amount of payment that the executive would otherwise be entitled to under our general severance policy or an amount equal to the sum of the executive's annual base salary plus the amount of his annual bonus and a prorated bonus to which he is entitled under our Management Incentive Plan. Messrs. Doty and Howe also have the right to continued participation in our health, life and accidental death and dismemberment and long-term disability benefit plans for one year after the date of any such termination.

We also maintain a Severance Pay Plan that generally covers most salaried and non-union hourly employees, and provides severance payments in the event of the employee's involuntary termination of employment due to a reduction in force. Severance payments provide 100% salary replacement up to a maximum of 36 weeks.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The compensation committee (the "Committee") of the Board of Directors is responsible for determining compensation and benefits for our executive officers and other employees, and administering our United Defense Stock Option Plan, Management Incentive Plan, USMR Executive Bonus Plan, and other compensation programs. The Committee is currently comprised of Peter J. Clare and J.H. Binford Peay, III.

The goals of the Company's executive compensation programs are to: (i) enable the Company to attract and retain key executives, (ii) assist the Company in achieving its business objectives by rewarding executives to the extent such objectives are achieved, and (iii) encourage the Company's executives' identification with the interests of our stockholders by providing a significant element of potential executive compensation in the form of stock or stock-based instruments.

The Company's current executive compensation program is composed primarily of salary paid in cash, bonuses paid in cash, stock options and restricted stock.

Salary

The salaries of each of the Company's executives are governed by the nature and extent of the executive's responsibilities; the executive's performance during the preceding year; and comparative compensation levels for the executive's peers, both within the Company and in comparable companies. In making comparisons with other employers, the Company primarily uses data from industrial businesses of comparable size in both the defense and non-defense sectors. The salary of the Company's President and Chief Executive Officer (the "President") is established by the Committee, subject to review by the Board of Directors. The salary of the Company's other executive officers is established by the President, subject to review by the Committee. For those executive officers holding employment agreements (described above), such agreements include a protective mechanism against any diminution of the executive's salary or bonus eligibility under the bonus programs described below.

Bonus

The Company's executive officers (except for Mr. Krekich) participate in the Management Incentive Plan (the "MIP"), which provides for the payment of annual cash bonuses to the extent that pertinent objectives are achieved. While the respective proportions may vary from year to year, generally the largest two component objectives utilized under the MIP have consisted of the extent to which the Company achieves annual financial targets for cash flow and for earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Beginning in 2004, annual financial targets for earnings per share will be considered as an objective under the MIP in addition to cash flow and EBITDA. An additional MIP component consists of a set of annual objectives established for each participant, the nature of which vary by the executive's responsibilities and the Company's business priorities. The USMR Executive Bonus Plan, in which certain USMR executives, including Mr. Krekich, participate, provides for the payment of annual cash bonuses based on applicable performance targets. While the relative weighting may vary from year to year, the component performance objectives are EBITDA at the USMR level, cash flow at the USMR level, and overall financial performance of the Company as a whole. The nature and respective weighting of MIP objectives and USMR plan objectives are established prospectively each year by the Committee, and the payment of bonuses to participants is determined by the Committee on the basis of an annual, retrospective assessment of Company and individual performance.

Stock Option Plan

The United Defense Stock Option Plan (the "Stock Plan") provides for both the grant of options to purchase the Company's Common Stock and the grant of restricted stock to employees and directors. All executive officers of the Company participate in the Stock Plan. Options granted through December 31, 2003 under the Stock Plan typically vest and become exercisable over a period of several years. Since January 2003 vesting of options under the Stock Plan has been based on continued employment; prior to then, annual vesting of options derived in part from the participant's continued employment, and in larger part from the Company's achievement of pre-established objectives for cash flow and EBITDA. Restricted stock granted under the Stock Plan is subject to full vesting on the third anniversary of grant, based on the participant's continued employment or termination of employment under certain limited circumstances. Restricted stock is not transferable prior to vesting and may be subject to partial or entire forfeiture if the participant terminates employment prior to vesting. All option and restricted stock grants under the Stock Plan are determined by the Committee and/or the full Board of Directors as appropriate, taking into account such factors as the nature of the participant's responsibilities, the business priorities of the Company, and the levels of equity-based compensation for the participant's peers both within the Company and at comparable companies.

As more fully described below under the heading "Proposal No. 2 – Approval of the Amended and Restated Plan," the Committee has recommended an amendment and restatement of the Stock Plan to (i) increase the number of shares available for grant under the plan, (ii) qualify the Stock Plan for awards which may satisfy the requirements of performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and (iii) add the ability to make grants of other equity-based compensation.

Other Compensation

In 1998, all of the Company's executive officers at that time participated in the Company's Employee Equity Purchase Plan, under which participants purchased the Company's Common Stock. The purpose of the equity plan was to augment executive compensation in a manner intended to encourage long-term identification with the interests of the Company's stockholders. The Company does not currently intend to continue the Equity Purchase Plan in future years.

In 2001, the Company granted special performance and retention incentive bonuses to certain of its key employees in connection with its recapitalization and in anticipation of its initial public offering or a similar significant corporate event. These bonuses were in addition to the bonuses granted under the MIP. While the Company does not currently anticipate granting similar bonuses in the future, if a situation arises in which the Board of Directors and the Committee were to determine that special bonuses are warranted, the Company may again make special bonus grants, the amount and terms of which would be subject to approval by the Committee.

Based on its evaluation of the performance of the executive officers, the Committee believes that the Company's executive officers are committed to achieving positive long-term financial performance and enhance stockholder value, and that the compensation policies and programs discussed in this report have motivated the Company's executive officers to work toward these goals.

Tax Deductibility of Compensation

Section 162(m) of the Code limits the Company's federal income tax deduction for certain executive compensation in excess of $1.0 million paid to the Chief Executive Officer and the four other most highly compensated executive officers. The $1.0 million deduction limit does not apply, however, to "performance-based compensation" as that term is defined in Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder. The Company is submitting the Stock Plan, as amended and restated, to stockholders for approval so that awards granted under that plan may, subject to certain conditions, qualify as performance based compensation under Section 162(m) of the Code. The Committee recognizes the possibility that if the amount of the base salary and other compensation of a named executive officer exceeds $1.0 million, it may not be fully deductible for federal income tax purposes. The Committee will make a determination at any such time whether to authorize the payment of such amounts without regard to deductibility or whether the terms of such payment should be modified as to preserve any deduction otherwise available.

Compensation Committee:
Peter J. Clare
J. H. Binford Peay, III

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2003:

- None of the members of the compensation committee was an officer (or former officer) or employee of the Company or any of its subsidiaries;
- None of the members of the compensation committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeds $60,000;
- None of the Company's executive officers served on the compensation committee (or another board committee with similar functions) of any entity where one of that entity's executive officers served on the Company's compensation committee;
- None of the Company's executive officers was a director of another entity where one of that entity's executive officers served on the Company's compensation committee; and
- None of the Company's executive officers served on the compensation committee (or another board committee with similar functions) of another entity where one of that entity's executive officers served as a director on the Company's Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides summary information regarding beneficial ownership of our outstanding capital stock as of February 29, 2004, for:

- each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;
- each of the executive officers named in the Summary Compensation Table;
- each of our directors and nominees to become a director; and
- all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of Common Stock held by them. Shares of Common Stock subject to options currently exercisable or exercisable within the period 60 days after February 29, 2004, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209.

Name of Beneficial Owner	Number	Percentage
TCG Holdings, L.L.C.(1)(2)	4,436,051	8.5%
Neuberger Berman, Inc.(3)	4,500,343	8.6%
FMR Corp.(4)	5,257,390	10.0%
William E. Conway, Jr.(2)(5)	199,493	*
Allan M. Holt(2)(5)	11,916	*
Peter J. Clare(2)(5)	11,916	*
Frank C. Carlucci(2)(5)	30,146	*
J.H. Binford Peay, III	63,639	*
John M. Shalikashvili	31,674	*
Thomas W. Rabaut	357,260	*
Francis Raborn	313,755	*
C. Thomas Faulders, III	—	—
Elmer L. Doty	124,928	*
Keith B. Howe	74,303	*
Alexander J. Krekich	46,503	*
Robert J. Natter	—	—
All Current Directors and Executive Officers as a Group (16 persons)	1,389,309	2.7%

* Denotes less than 1% beneficial ownership

(1) Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the "Investment Partnerships") and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse Investors, LLC the record owner of these shares. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnership directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D'Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

(2) The address of such person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.

(3) The information regarding this stockholder is derived from a Schedule 13G/A filed by the stockholder with the Securities and Exchange Commission on February 9, 2004. The address of this stockholder is 605 Third Avenue, New York, New York, 10158-3698.

(4) The information regarding this stockholder is derived from a Schedule 13G/A filed by the stockholder with the Securities and Exchange Commission on February 17, 2004. The address of this stockholder is 82 Devonshire Street, Boston, Massachusetts 02109.

(5) Individual also owns an interest in Iron Horse through Carlyle-UDLP Partners, L.P. and indirectly through such individual's interest as a member of TCG Holdings, L.L.C.

PERFORMANCE GRAPH

United Defense Industries commenced its initial Public Offering and began trading on the New York Stock Exchange on December 14, 2001. The chart below compares the relative changes in the cumulative total return of the Company's Common Stock for the period December 14, 2001 – December 31, 2003, against the cumulative total return of the S&P 500 Stock Index and the S&P 1500 Aerospace & Defense Index for the same period.

The chart below assumes that on December 14, 2001, $100 was invested in our Common Stock and in each of the indices. The comparisons assume that all dividends, if any, were reinvested. The chart indicates the dollar value of each hypothetical $100 investment based on the closing price as of the last trading day of each month from December 2001 to December 2003.



$200
$150
$100
$50
$0
12/14/2001
3/31/2002
6/30/2002
9/30/2002
12/31/2002
3/31/2003
6/30/2003
9/30/2003
12/31/2003
UDI
S&P 500
S&P Aero. & Def. SuperComp.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

The audit and ethics committee has reappointed Ernst & Young LLP as the independent public accounting firm to audit our financial statements for the fiscal year beginning January 1, 2004. In making this appointment, the audit and ethics committee considered whether the audit and non-audit services Ernst & Young LLP provides are compatible with maintaining the independence of our outside auditors. The audit and ethics committee has adopted a policy which set forth the manner in which the audit and ethics committee will review and approve all services to be provided by Ernst & Young LLP before the firm is retained. The policy requires an individual review by the committee in advance of each service to be provided by Ernst & Young LLP.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The are also expected to be available to respond to appropriate questions.

Fees and Services of Ernst & Young LLP

The following table summarizes fees billed to the Company be Ernst & Young LLP during fiscal years 2003 and 2002:

Service	Fees ($ in thousands) 2003	2002
Audit Fees		
Consolidated Audit	815	895
Statutory Audit	103	22
SEC Filings	93	9
Total	1,011	926
Audit-Related Fees		
Audit of defined benefit and postretirement plans	83	156
Audit of USMR LS-513 report (workers compensation)	5	—
Consultation regarding Sarbanes Oxley Section 404 compliance	9	—
USMR Acquisition	—	70
Initial public offering	—	4
Total	97	230
Tax Fees		
Tax Consulting Services	60	162
Total	60	162
Other Fees		
USMR environmental issues review	—	12
Network security review	—	36
Total	—	48
Total	$1,168	$1,366

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Carlyle Management Fee

In October 1997, we entered into a management agreement with TC Group Management, L.L.C., an affiliate of The Carlyle Group, for management and financial advisory services and oversight to be provided to us and our subsidiaries. The management agreement provided for the payment to Carlyle of an annual management fee of $2.0 million. The management agreement terminated once Carlyle's stock ownership in United Defense fell below 10% in February 2004.

Registration Rights Agreement

In contemplation of our initial public offering which occurred in December 2001, we and our then-principal stockholder, Iron Horse Investors, L.L.C. (a Carlyle affiliate), entered into a registration rights agreement. Pursuant to that agreement, all stockholders who held our stock prior to our initial public offering are entitled to registration rights. Holders of at least a majority of the shares of Common Stock held by these stockholders may, by written notice, require us to effect the registration of their shares of Common Stock from time to time. We are required to pay all registration expenses in connection with the first eight of those registrations. In addition, if we propose to register any of our Common Stock under the Securities Act of 1933, as amended, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of Common Stock in that registration with all registration expenses paid by us. In 2003 we effected two registrations pursuant to this agreement and paid expenses of approximately $645,000 in connection with those registrations.

Nomination of Directors

At the time of our acquisition by Carlyle, we had entered into agreements with four affiliates of our principal stockholder, Iron Horse Investors, L.L.C. (a Carlyle affiliate), whereby we had agreed to designate one nominee to our Board of Directors on behalf of each of these entities so long as Iron Horse owned greater than 20% of our voting stock. As the holdings of Iron Horse are now below that point, these agreements are no longer in effect.

Employment Agreements

We have employment agreements with certain of our named executive officers as described in "Proposal No. 1 - Employment Agreements."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based on its records and other information, the Company believes that all Section 16(a) filing requirements applicable to its directors and executive officers for 2003 were timely met, other than an option exercise by each of Messrs. Doty and Howe which were not timely reported.

PROPOSAL NO. 2
APPROVAL OF THE AMENDED AND RESTATED PLAN

The United Defense Stock Option Plan (the "Stock Plan") is proposed to be amended and restated as described below. Approval of the amendment and restatement requires the affirmative vote of a majority of the votes cast by holders of the Common Stock present in person or by proxy at the Annual Meeting, each share being entitled to one vote.

Abstentions from voting on the amendment shall have the effect of a vote against the amendment. Broker non-votes will not be considered present for purpose of calculating a majority and, therefore, will have no effect on the outcome of the vote. Pursuant to New York Stock Exchange Rules, a broker may not vote on the adoption of or a material amendment to an equity compensation plan without instruction from the beneficial owner of the shares held by such broker.

United Defense Stock Option Plan

Effective as of July 1998, we adopted the Stock Plan, subsequently ratified by stockholders in March 1999, authorizing the grant of options to our executives, key employees, independent directors and advisors of our Company and of our affiliates. At the annual meeting in 2002, we amended the Stock Plan authorizing, among other things, the issuance of additional shares under the plan and the ability to grant restricted stock to eligible employees and non-employee directors.

General

The Board of Directors has recommended stockholder approval of the amendment and restatement of the Stock Plan in the form of the Incentive Award Plan of United Defense Industries, Inc. (the "Amended and Restated Plan") in order to (i) increase by 2,000,000 the number of shares available for grant under the Stock Plan, (ii) qualify the plan for awards which may satisfy the requirements of performance based compensation under Section 162(m) of the Code, and (iii) add the ability to make grants of other equity-based compensation. Currently, only employees and directors are eligible to receive grants of options and/or restricted stock under the Stock Plan. In addition to grants of options and restricted stock, the Amended and Restated Plan will provide the Company with the ability to award other equity-based incentive compensation, such as stock appreciation rights ("SARs"), dividend equivalent rights, performance awards, deferred stock, restricted stock units and stock payments (collectively, other "Awards") to employees, directors and consultants.

On March 2, 2004, the Board approved the Amended and Restated Plan. The principal purposes of the Amended and Restated Plan are to:

- further the growth, development, and financial success of the Company and its affiliates by providing additional incentives employees and directors who have been or will be given responsibility for the management or administration of the Company's or its affiliate's business affairs, by either assisting such persons to become owners of the Company's Common Stock or providing incentive compensation based on the performance of the Company's Common Stock, thereby benefiting directly from the growth, development and financial success of the Company.

- enable the Company and its affiliates to obtain and retain the services of the type of professional, technical, and managerial employees, directors, and non-employee advisors and consultants considered essential to the long-range success of the Company by providing and offering them either an opportunity to become owners of Common Stock or providing incentive compensation based on the performance of the Company's Common Stock.

Under the Amended and Restated Plan, not more than 9,375,000 shares of Common Stock are authorized for issuance upon exercise of options, SARs and other Awards, or upon vesting of other Awards. Dividend equivalent rights granted with respect to options and other Awards under the Amended and Restated Plan do not count toward this limit. Furthermore, the maximum number of shares which may be subject to options, SARs or other Awards granted under the Amended and Restated Plan to any individual in any fiscal year cannot exceed 500,000 (subject to adjustment as provided in the Amended and Restated Plan).

As of February 13, 2004 a total of 3,443,669 shares were subject to outstanding stock options and restricted stock held by approximately 126 officers and employees under the Stock Plan, and only 1,237,889 shares remained available for the grant of new options or restricted stock. On February 13, 2004 the closing price of the Company's Common Stock on the New York Stock Exchange was $31.08 per share.

The Common Stock available under the Amended and Restated Plan upon exercise or grant of options, SARs and other Awards may either be previously authorized but unissued shares or treasury shares. The compensation committee and/or the full Board of Directors, as applicable, will make appropriate adjustments in the number and kind of securities subject to the Amended and Restated Plan and to outstanding Awards thereunder to reflect dividends or other distributions; a recapitalization, reclassification, stock split, reverse stock split, or reorganization, merger or consolidation of the Company; the split-up, spin-off, combination, repurchase, liquidation or dissolution of the Company; the sale, transfer, exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company; or any other similar corporate transaction or event (an "extraordinary corporate event").

If any portion of an option, SAR or other Award expires or is canceled without having been fully exercised, the shares which were subject to the unexercised portion of such option, SAR or other Award will continue to be available for issuance under the Amended and Restated Plan.

The principal features of the Amended and Restated Plan are summarized below, but the summary is qualified in its entirety by reference to the Amended and Restated Plan itself. The Amended and Restated Plan is set forth in its entirety in Appendix B.

Administration

Generally, the compensation committee of the Board or a subcommittee thereof (the "Committee") will administer the Amended and Restated Plan. The Committee will consist solely of at least two members of the Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, an "independent director" for purposes of New York Stock Exchange corporate governance standards, and, with respect to options, restricted stock, SARs and other Awards which are intended to constitute performance-based compensation under Section 162(m) of the Code, an "outside director" for purposes of Section 162(m) of the Code. However, with respect to grants of options to non-employee directors and persons subject to Section 16 of the Exchange Act, the Board as a whole shall administer the Amended and Restated Plan. Subject to the terms and conditions of the Amended and Restated Plan, the Committee and/or the full Board of Directors, as appropriate, (the "Administrator") has the authority to select the employees to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Amended and Restated Plan. The Committee is also authorized to adopt, amend and rescind rules relating to the administration of the Amended and Restated Plan.

Payment for Shares

The exercise or purchase price for all options, SARs and other Awards that provide a right to acquire Common Stock, together with any applicable tax required to be withheld, must be paid in full in cash at the time of exercise or purchase or may, with the approval of the Committee, be paid in whole or in part in Common Stock owned by the recipient (or issuable upon exercise of the option) valued at its fair market value on the date of exercise. Options may also be exercised through delivery of other property which constitutes good and valuable consideration, through delivery of a recourse promissory note bearing interest payable to the Company, or through a broker assisted cash-less exercise procedure.

Amendment and Termination

The Board of Directors may amend or terminate the Amended and Restated Plan at anytime. However, no amendment to the Amended and Restated Plan may be made without stockholder approval within 12 months before or after any action is taken by the Committee to (1) increase the number of shares issuable pursuant to Awards under the Amended and Restated Plan, (2) increase the maximum number of Awards that may be granted to any one individual, (3) materially modify the eligibility requirements of the Amended and Restated Plan or any Option granted under the Amended and Restated Plan, (4) reduce the minimum exercise price of any Option, (5) extend the term of the Amended and Restated Plan, or (6) amend the Amended and Restated Plan in any manner requiring stockholder approval as a matter of applicable law, regulation or rule. Amendments of the Amended and Restated Plan will not, without the consent of the participant, alter or impair any rights or obligations under any option, restricted stock, SAR or other Award previously awarded, unless the agreement governing such option, restricted stock, SAR or other Award itself otherwise expressly so provides. In addition, any "material revision" to the Amended and Restated Plan must be approved by the stockholders for purposes of the New York Stock Exchange corporate governance standards. No termination date is specified for the Amended and Restated Plan.

Eligibility

Options, restricted stock, SARs and other Awards under the Amended and Restated Plan may be granted to individuals who are (i) employees of the Company or any of its affiliates, (ii) non-employee directors of the Company or any of its affiliates, and (iii) consultants and advisors to the Company and its affiliates, as selected by the Committee. However, options which are intended to qualify as ISOs (as defined below) may only be granted to employees.

Awards under the Amended and Restated Plan

The Amended and Restated Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, stock payments, deferred stock, performance-based awards and other stock based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated Plan. Each grant will be set forth in a separate agreement with the person receiving the grant and will indicate the type, terms and conditions of the grant. The exercise price of all options granted pursuant to the Amended and Restated Plan will not be less than 100% of the fair market value of our Common Stock on the date of grant. Additionally, options will not be exercisable for more than ten years from the date of grant. The following briefly describes the characteristics of each type of grant that may be made under the Amended and Restated Plan:

Nonqualified Stock Options ("NQSOs") will provide for the right to purchase Common Stock at a specified price, and usually will become exercisable (in the discretion of the Administrator) in one or more installments after the grant date. NQSOs may be granted for any term specified by the Administrator.

Incentive Stock Options ("ISOs") will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Amended and Restated Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant. No ISOs may be granted under the Amended and Restated Plan after ten years from the date it was originally approved by the Company's stockholders.

A restricted stock award is the grant of shares of Common Stock at a price determined by the Administrator (including zero), that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Administrator.

A restricted stock unit is an award that is measured based on the value of a share of our stock at the date of grant, but does not actually result in the issuance of a share of our stock at grant. At vesting, or maturity of the restricted stock unit, the participant is entitled to receive either shares equal to the number of restricted stock units granted, or cash equal to the then fair market value of the number of shares subject to the restricted stock units. A holder of a restricted stock unit has no rights in the shares of Common Stock underlying such unit. The Administrator when granting the restricted stock units will determine the maturity of such Award and the amount if any that the participant will pay for such Award.

Stock Appreciation Rights may be granted in connection with stock options or other Awards, or separately. SARs granted by the Administrator in connection with stock options or other Awards will provide for payments to the holder based upon increases in the price of the Company's Common Stock over the exercise price of the related option or other Awards. Payment for SARs may be made in cash or shares of Common Stock. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Amended and Restated Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the Administrator in the SAR agreements. The Administrator may elect to pay SARs in cash or in Common Stock or in a combination of both.

Dividend Equivalents represent the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other Awards held by the participant.

Performance Awards may be granted by the Administrator to participants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee. Generally, these Awards will be based upon specific performance criteria and may be paid in cash or in Common Stock or in a combination of both.

Stock Payments may be authorized by the Administrator in the form of shares of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the participant.

Deferred Stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on performance criteria established by the Administrator. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock Award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

The Committee may designate employees as "Section 162(m) Participants," whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The Committee may grant to Section 162(m) Participants restricted stock, deferred stock, SARs, dividend equivalents, performance awards and stock payments that vest or become exercisable upon the attainment of performance targets for the Company which are related to one or more of the following performance goals: (i) net income; (ii) pre-tax income; (iii) operating income; (iv) cash flow; (v) earnings per share; (vi) return on equity; (vii) return on invested capital or assets; (viii) cost reductions or savings; (ix) the market price of a share of the Company's Common Stock; (x) funds from operations; (xi) operating profit; (xii) working capital; and (xiii) earnings before one of more of the following: interest, taxes, depreciation, or amortization. Each of the performance goals shall be determined in accordance with generally accepted accounting principles.

Amended and Restated Plan Benefits

The benefits, amounts and values to be received by the named executive officers, individually and as a group, and by other employees of the Company under the Amended and Restated Plan are not determinable.

Miscellaneous Provisions

The Administrator has discretion under the Amended and Restated Plan to provide that options and other rights to acquire Common Stock will expire at specified times following, or become exercisable in full upon, the occurrence of certain specified extraordinary corporate events; but in such event the Administrator may also give optionees and other grantees the right to exercise their outstanding options or rights in full during some period prior to such events, even though the options or other Awards have not yet become fully exercisable, and the Administrator may also provide that all restrictions imposed on some or all shares of restricted stock and/or deferred stock shall lapse, and some or all shares of restricted stock may cease to be subject to the Company's right to repurchase after such event.

Generally, no option, SAR or other Award granted under the Amended and Restated Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, unless and until such rights or awards have been exercised, or the shares underlying such rights or awards have been issued, and all restrictions applicable to such shares have lapsed. NQSOs may be transferred by gift to or for the benefit of an immediate family member of a holder, with the consent of the Administrator. Other than NQSOs that have been so transferred, during the lifetime of the holder of any option or right, the option or right may be exercised only by the holder.

As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions of any option or other Award granted under the Amended and Restated Plan, the Company requires participants to discharge applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations related to exercise of options or receipt of other Awards, subject to the discretion of the Administrator to disapprove such use.

The Amended and Restated Plan must be approved by the stockholders within twelve months of the date of its adoption. Options, SARs and other Awards under the Amended and Restated Plan may be granted prior to such approval, provided that such options, SARs or other Awards may not vest or become exercisable prior to the stockholders' approval of the Amended and Restated Plan, and that if such approval is not received within the twelve month period, all such options, SARs and other Awards shall become null and void.

Securities Laws

The Amended and Restated Plan is intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended, and the Exchange Act, and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b-3. The Amended and Restated Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Amended and Restated Plan and options granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

Certain Federal Income Tax Consequences

The tax consequences of the Amended and Restated Plan under current federal law are summarized in the following discussion. This discussion is limited to the general tax principles applicable to the Amended and Restated Plan, and is intended for general information only. State and local income taxes are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The tax information summarized is not tax advice.

Nonqualified Stock Options. For federal income tax purposes, an optionee generally will not recognize taxable income at the time an NQSO is granted under the Amended and Restated Plan. The optionee will recognize ordinary income, and the Company generally will be entitled to a deduction, upon the exercise of an NQSO. The amount of income recognized (and the amount generally deductible by the Company) generally will be equal to the excess, if any, of the fair market value of the shares at the time of exercise over the aggregate exercise price paid for the shares, regardless of whether the exercise price is paid in cash or in shares or other property. An optionee's basis for the stock for purposes of determining his or her gain or loss upon a subsequent disposition of the shares generally will be the fair market value of the stock on the date of exercise of the NQSO, and any subsequent gain or loss will generally be taxable as capital gain or loss.

Incentive Stock Options. An optionee generally will not recognize taxable income either at the time an ISO is granted or when it is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price will be an "item of tax preference" to the optionee for purposes of alternative minimum tax. Generally, upon the sale or other taxable disposition of the shares of Common

Stock acquired by the exercise of an ISO, the optionee will recognize taxable income. If stock acquired by the exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If these holding period requirements are not met and the stock is sold for a gain, then the difference between the option price and the fair market value of the stock on the date of exercise will be taxed as ordinary income and any gain over that will be eligible for long or short term capital gain treatment. If the holding period is not met and the shares are disposed of for less than the fair market value on the date of exercise, then the amount of ordinary income is limited to the excess, if any, of the amount realized over the exercise price paid. The Company generally will be entitled to a deduction in the amount of any ordinary income recognized by the optionee.

Stock Appreciation Rights. No taxable income is generally recognized upon the receipt of a SAR, but upon exercise of the SAR, cash or the fair market value of the shares received generally will be taxable as ordinary income to the recipient in the year of such exercise. The Company generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Restricted Stock and Deferred Stock. A participant to whom restricted or deferred stock is issued generally will not recognize taxable income upon such issuance and the Company generally will not then be entitled to a deduction, unless, in the case of restricted stock, an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income and the Company generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price therefore. Similarly, when deferred stock vests and is issued to a participant, the participant generally will recognize ordinary income and the Company generally will be entitled to a deduction for the amount equal to the fair market value of the shares at the date of issuance. If an election is made under Section 83(b) of the Code with respect to qualifying restricted stock, the participant generally will recognize ordinary income at the date of issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore and the Company will be entitled to a deduction for the same amount. The Code does not permit a Section 83(b) election to be made with respect to deferred stock.

Restricted Stock Units. A restricted stock unit is not taxable to the recipient at the time of grant. The restricted stock unit is taxed at its maturity when either cash or shares of Common Stock are paid to the holder of the restricted stock unit. At that time the holder of the restricted stock unit will have ordinary income equal to the cash received or the fair market value of the Common Stock delivered. The Company generally will be entitled to a deduction with respect to the amount of ordinary income recognized by the holder of the restricted stock unit.

Dividend Equivalents. A recipient of a dividend equivalent award generally will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When a dividend equivalent is paid, the participant generally will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Performance Awards. A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When an award is paid, whether in cash or Common Stock, the participant generally will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Stock Payments. A participant who receives a stock payment in lieu of a cash payment that would otherwise have been made will generally be taxed as if the cash payment has been received, and the Company generally will be entitled to a deduction for the same amount.

Section 162(m) Limitation. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the Amended and Restated Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Performance or incentive awards granted under the Amended and Restated Plan may qualify as "qualified performance-based compensation" for purposes of Section 162(m) if such awards are granted or vest upon the preestablished objective performance goals described above.

The Company has attempted to structure the Amended and Restated Plan in such a manner that the Committee can determine the terms and conditions of stock options, SARs and performance and incentive awards granted thereunder such that remuneration attributable to such awards will not be subject to the $1,000,000 limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue. This discussion will neither bind the IRS nor preclude the IRS from taking a contrary position with respect to the Amended and Restated Plan.

Reasons for Adoption of the Amended and Restated Plan

The Stock Plan currently provides that 7,375,000 shares of Common Stock are authorized for issuance. As of February 13, 2004 approximately 1,237,889 shares remained available for future awards under the Stock Plan. Also on that date, options and restricted stock were held by approximately 126 directors, officers and employees and covering approximately 3,443,699 shares were outstanding under the Stock Plan, of which 1,563,374 were vested and/or exercisable. The Board has determined that it is advisable to continue to provide stock-based incentive compensation to the Company's non-employee directors, employees and consultants, thereby continuing to align the interests of such directors, employees and consultants with those of the stockholders, and that awards under the Amended and Restated Plan are an effective means of providing such compensation. In the current environment of evolving practice in the area of equity-based compensation, the Amended and Restated Plan will also give the Company the flexibility to offer a variety of types of compensation to remain competitive in recruiting and retaining qualified key personnel.

Required Vote for Approval and Recommendation of the Board of Directors

Pursuant to requirements of New York Stock Exchange corporate governance standards and in order to preserve full deductibility of performance-based awards under the Amended and Restated Plan under Section 162(m) of the Code, and as required in order to grant Incentive Stock Options, the Company is requesting that its stockholders approve the Amended and Restated Plan. The affirmative vote of a majority of votes cast on the proposal to adopt the Amended and Restated Plan is required to approve the Proposal.

Recommendation of the Board of Directors:

The Board of Directors recommends a vote "FOR" approval of the Amended and Restated Plan.

STOCKHOLDER PROPOSALS

Stockholder proposals intended for inclusion in the Company's Proxy Statement for the annual meeting of Stockholders in the year 2005 must be received by David V. Kolovat, Esq., Secretary, United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209, no later than November 10, 2004.

The Company's Bylaws provide that stockholders desiring to nominate a director or bring any other business before the stockholders at an annual meeting must notify the Secretary of the Company thereof in writing during the period 120 to 90 days before the first anniversary of the date of the preceding year's annual meeting (or, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered during the period 120 to 90 days before such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made by the Company). In the event that the number of directors to be elected is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days before the first anniversary of the preceding year's annual meeting, a stockholder's notice required by the Company's Bylaws will be timely, but only with respect to the nominees for any new positions created by such increase, if such notice is delivered to the Secretary of the Company no later than 10 days following the day on which such public announcement is first made by the Company. These stockholder notices must set forth certain information specified in the Company's Bylaws.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to sign, date and promptly return the enclosed proxy card in the enclosed envelope.

A copy of the Company's 2003 Annual Report to Stockholders accompanies this Proxy Statement. The Company has filed an Annual Report for its fiscal year ended December 31, 2003, on Form 10-K with the SEC. Stockholders may obtain, free of charge, a copy of the Form 10-K by writing to United Defense Industries, Inc., Attn: Investor Relations, 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209. Stockholders may also obtain a copy of the Form 10-K by accessing the Company's website at *uniteddefense.com.*

By Order of the Board of Directors



David V. Kolovat, Esq., Secretary

March 10, 2004
Arlington, Virginia

AUDIT AND ETHICS COMMITTEE CHARTER

PURPOSE

The purpose of the Audit and Ethics Committee (the "Committee") is to provide assistance to the Board of Directors (the "Board") of United Defense Industries, Inc. (the "Company") in fulfilling the Board's oversight responsibilities regarding the Company's accounting and system of internal controls, the quality and integrity of the Company's financial reports, the independence and performance of the Company's outside auditor, and the operation of the Company's ethics program. In so doing, the Committee should endeavor to maintain free and open means of communication between the members of the Committee other members of the Board, the outside auditor and the financial management of the Company.

The Committee's audit-related responsibility is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities in this respect to the Board. Management of the Company has the responsibility for the Company's financial statements as well as the Company's financial reporting process, principles and internal controls. The outside auditor is responsible for performing an audit of the Company's annual financial statements, expressing an opinion as to the conformity of such annual financial statements with generally accepted accounting principles, reviewing the Company's quarterly financial statements and other procedures. It is recognized that the members of the Committee are not engaged in the accounting or auditing profession and, consequently, their level of expertise in matters involving auditing or accounting including in respect of auditor independence is more limited than that of the Company's outside auditor. As such, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements fairly present the Company's financial position and results of operation and are in accordance with generally accepted accounting principles and applicable laws and regulations. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons within the Company and of the professionals and experts (such as the outside auditor) from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts absent actual knowledge to the contrary and (iii) representations made by management or the outside auditor as to any non-audit services provided by the outside auditor to the Company.

The Committee's ethics-related responsibility is to oversee the Company's ethics program and report the results of their activities in this respect to the Board. Management of the Company has the responsibility to provide for the expression, by employees regardless of rank or position description, of concerns regarding potentially unlawful or unethical business practices by the Company. The Committee shall oversee and assess the operation of the Company's ethics program established by management, including the articulation and communication of standards of conduct, the maintenance of mechanisms for reporting concerns in a manner protective of concerns regarding retaliation, the selection of appropriate personnel to administer the ethics program, the mechanisms by which ethics issues raised by employees are addressed, and the implementation of corrective action under appropriate circumstances.

MEMBERSHIP

The Committee shall consist of three members of the Board. The members shall be appointed by action of the Board and shall serve for one year terms, or until their successors shall be duly elected and qualified. Each Committee member shall be "financially literate" as determined by the Board in its business judgment and shall satisfy the "independence" requirements of the New York Stock Exchange and Securities Exchange Act of 1934 (the "Exchange Act") Rule 10A-3(b)(1). No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed in the Company's annual proxy statement. At least one member of the Committee shall have "accounting or related financial management expertise," as determined by the Board in its business judgment. In addition, either at least one member of the Committee shall be an "audit committee financial expert" within the definition adopted by the SEC or the Company shall disclose in its periodic reports required pursuant to the Exchange Act the reasons why at least one member of the Committee is not an "audit committee financial expert."

COMMITTEE ORGANIZATION AND PROCEDURES

1. Unless a Chair is elected by the full Board, the members of the Committee shall appoint a Chair of the Committee by majority vote of the full Committee. The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.

2. The Committee shall have the authority to establish its own rules and procedures consistent with the bylaws of the Company for notice and conduct of its meetings, should the Committee, in its discretion, deem it desirable to do so.

3. The Committee shall meet four times in each fiscal year, and more frequently as the Committee in its discretion deems desirable. The Committee shall meet separately, periodically, with management, with the internal auditor and with the independent auditor.

4. The Committee may, in its discretion, include in its meetings members of the Company's financial management, representatives of the outside auditor, the senior internal audit manager, and other financial personnel employed or retained by the Company. The Committee may meet with the outside auditor or the senior internal audit manager in separate executive sessions to discuss any matters that the Committee believes should be addressed privately, without management's presence. The Committee may likewise meet privately with management, as it deems appropriate.

5. The Committee may, in its discretion, utilize the services of the Company's regular corporate legal counsel with respect to legal matters or, at its discretion, retain other legal counsel if it determines that such counsel is necessary or appropriate under the circumstances. The Committee may also retain any independent experts or advisors (accounting, financial or otherwise) that the Committee believes to be necessary or appropriate. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

6. The Committee may, in its discretion, include in its meetings the director of the Company's ethics program, subordinates of the ethics director, and such other members of the Company's management as the Committee may deem appropriate. The Committee may meet with any of the Company's ethics program personnel in a separate executive session to discuss any matters that the Committee believes should be addressed privately without management's presence.

RESPONSIBILITIES

Outside Auditor

7. The Committee shall be directly responsible and have sole authority for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the independent auditor shall report directly to the Committee.

8. Before the independent auditor is engaged to render audit or non-audit services to the Company or its subsidiaries, the Committee shall approve the engagement. Committee approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided, and such policies and procedures do not include delegation of the Committee's responsibilities under the Exchange Act to the Company's management. The Committee may delegate to one or more designated members of the Committee the

authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the independent auditor. Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the Securities and Exchange Commission (the "SEC").

9. The Committee shall, at least annually, review the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to the Company.

In conducting its review:

(i) The Committee shall obtain and review a report prepared by the independent auditor describing (a) the auditing firm's internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues.

(ii) The Committee shall discuss with the independent auditor its independence from the Company, and obtain and review a written statement prepared by the independent auditor describing all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, and consider the impact that any relationships or services may have on the objectivity and independence of the independent auditor.

(iii) The Committee shall confirm with the independent auditor that the independent auditor is in compliance with the partner rotation requirements established by the SEC.

(iv) The Committee shall consider whether the Company should adopt a rotation of the annual audit among independent auditing firms.

(v) The Committee shall, if applicable, consider whether the independent auditor's provision of any permitted information technology services or other non-audit services to the Company is compatible with maintaining the independence of the independent auditor.

Annual Audit

10. The Committee shall meet with the outside auditor and management of the Company in connection with each annual audit to discuss the scope of the audit and the procedures to be followed.

11. The Committee shall meet with the outside auditor and management prior to the public release of the financial results of operations for the year under audit and discuss with the outside auditor any matters within the scope of the pending audit that have not yet been completed.

12. The Committee shall review and discuss with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

13. The Committee shall review and discuss the audited financial statements with the management of the Company.

14. The Committee shall discuss with the outside auditor the matters required to be discussed by Statement on Auditing Standards No. 61 as then in effect including, among others, (i) the methods used to account for any significant unusual transactions reflected in the audited financial statements; (ii) the effect of significant accounting policies in any controversial or emerging areas for which there is a lack of authoritative guidance or a consensus to be followed by the outside auditor; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (iv) any disagreements with management over the application of accounting principles, the basis for management's accounting estimates or the disclosures in the financial statements.

15. The Committee shall, based on the review and discussions in paragraphs 13 and 14 above, and based on the disclosures received from the outside auditor regarding its independence and discussions with the auditor regarding such independence in paragraph 9 above, recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

Quarterly Review

16. The outside auditor is required to review the interim financial statements to be included in any Form 10-Q Report by the Company using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards as modified or supplemented by the Securities and Exchange Commission, prior to the filing of such Form 10-Q. The Committee shall discuss with management and the outside auditor in person, at a meeting, or by conference telephone call, the results of the quarterly review including such matters as significant adjustments, management judgments, accounting estimates, significant new accounting policies and disagreements with management. The Chair may represent the entire Committee for purposes of this discussion.

Internal Controls

17. The Committee shall discuss with the outside auditor and the senior internal audit manager, at least annually, the adequacy and effectiveness of the accounting and financial controls of the Company, and consider any recommendations for improvement of such internal control procedures.

18. The Committee shall discuss with the outside auditor and with management any management letter provided by the outside auditor and any other significant matters brought to the attention of the Committee by the outside auditor as a result of its annual audit. The Committee should allow management adequate time to consider any such matters raised by the outside auditor.

Internal Audit

19. The Committee shall discuss at least annually with the senior internal audit manager the activities and organizational structure of the Company's internal audit function and the qualifications of the primary personnel performing such function.

20. Management shall furnish to the Committee a copy of each audit report prepared by the senior internal audit manager of the Company.

21. The Committee shall, at its discretion, meet with the senior internal audit manager to discuss any reports prepared by him or her or any other matters brought to the attention of the Committee by the senior internal auditor manager.

22. The senior internal audit manager shall be granted unfettered access to the Committee.

Other Responsibilities

23. The Committee shall review and reassess the Committee's charter at least annually and submit any recommended changes to the Board for its consideration.

24. The Committee shall provide the report for inclusion in the Company's Annual Proxy Statement required by Item 306 of Regulation S-K of the Securities and Exchange Commission.

25. The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management. The Committee shall discuss with management the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures.

26. The Committee shall set clear hiring policies for employees or former employees of the Company's independent auditor.

27. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Committee shall also establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

28. The Committee shall at least annually perform an evaluation of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter.

29. The Committee, through its Chair, shall report periodically, as deemed necessary or desirable by the Committee, but at least annually, to the full Board regarding any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the Company's internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

(This page intentionally left blank)

INCENTIVE AWARD PLAN
OF
UNITED DEFENSE INDUSTRIES, INC.

United Defense Industries, Inc., a Delaware corporation, adopted the United Defense Stock Option Plan (the "Option Plan") effective July 25, 1998. The following constitutes an amendment, restatement and continuation of the Option Plan, effective March 2, 2004, in the form of this Incentive Award Plan for the benefit of eligible employees, consultants and directors.

The purposes of the Plan are as follows:

(1) To further the growth, development, and financial success of the Company and its Affiliates (as defined herein) by providing additional incentives to (i) employees and directors of the Company and employees of its Affiliates who have been or will be given responsibility for the management or administration of the Company's (and/or one of more Affiliates') business affairs, and (ii) non-employee advisors and consultants who provide valuable services to the Company and/or its Affiliates, in each case by either assisting such persons to become owners of Common Stock or providing incentive compensation based on the performance of the Company's Common Stock, thereby benefiting directly from the growth, development and financial success of the Company.

(2) To enable the Company and its Affiliates to obtain and retain the services of the type of professional, technical, and managerial employees, directors, and non-employee advisors and consultants considered essential to the long-range success of the Company by providing and offering them either an opportunity to become owners of Common Stock or providing incentive compensation based on the performance of the Company's Common Stock.

ARTICLE I.
DEFINITIONS

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

1.1. "Administrator" shall mean the entity that conducts the general administration of the Plan as provided in Section 10.1.

1.2. "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person where "control" shall have the meaning given such term under Rule 405 of the Securities Act.

1.3. "Award" shall mean an Option, a Restricted Stock award, a Performance Award, a Dividend Equivalents award, a Deferred Stock award, a Stock Payment award, a Stock Appreciation Right, or a Restricted Stock Unit award which may be awarded or granted under the Plan (collectively, "Awards").

1.4. "Award Agreement" shall mean a written agreement executed by an authorized officer of the Company and the Holder which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

1.5. "Award Limit" shall mean 500,000 shares of Common Stock per fiscal year of the Company, as adjusted pursuant to Section 11.3; provided, however, that solely with respect to cash payments of Performance Awards granted pursuant to Section 8.2(b) and Dividend Equivalents granted pursuant to Section 8.3, Award Limit shall mean $2,000,000 per fiscal year of the Company.

1.6. "Board" shall mean the Board of Directors of the Company.

1.7. "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.8. "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 10.1.

1.9. "Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

1.10. "Company" shall mean United Defense Industries, Inc., a Delaware corporation.

1.11. "Consultant" shall mean any consultant or adviser if (i) the consultant or adviser renders bona fide services to the Company; (ii) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (iii) the consultant or adviser is a natural person who has contracted directly with the Company to render such services.

1.12. "Deferred Stock" shall mean Common Stock awarded under Article VIII of the Plan.

1.13. "Director" shall mean a member of the Board.

1.14. "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code.

1.15. "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Article VIII of the Plan.

1.16. "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

1.17. "Employee" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any Subsidiary.

1.18. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.19. "Fair Market Value" of a share of Common Stock as of a given date shall be (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any, on the trading day previous to such date, or if shares were not traded on the trading day previous to such date, then on the next preceding date on which a trade occurred, or (b) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, (i) the last sales prices (if the Common Stock is listed as a National Market Issue) or (ii) the mean between the closing representative bid and asked prices for the Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Administrator acting in good faith.

1.20. "Holder" shall mean a person who has been granted or awarded an Award.

1.21. "Incentive Stock Option" shall mean an option which conforms to the applicable provisions of Section 422 of the Code and which is designated as an Incentive Stock Option by the Administrator.

1.22. "Independent Director" shall mean a member of the Board who is not an Employee of the Company.

1.23. "Non-Qualified Stock Option" shall mean an Option which is not designated as an Incentive Stock Option by the Administrator.

1.24. "Option" shall mean a stock option granted under Article IV of the Plan. An Option granted under the Plan shall, as determined by the Administrator, be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Independent Directors and Consultants shall be Non-Qualified Stock Options.

1.25. "Performance Award" shall mean a cash bonus, stock bonus or other performance or incentive award that is paid in cash, Common Stock or a combination of both, awarded under Article VIII of the Plan.

1.26. "Performance Criteria" shall mean the following business criteria with respect to the Company, any Subsidiary or any division or operating unit thereof: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the Fair Market Value of a share of Common Stock, (k) operating profit, (l) working capital and (m) earnings before any one or more of the following items: interest, taxes, depreciation or amortization; provided that each of the business criteria described in subsections (a) through (m) shall be determined in accordance with generally accepted accounting principles ("GAAP"). For each fiscal year of the Company, the Committee may provide for objectively determinable adjustments, as determined in accordance with GAAP, to any of the business criteria described in subsections (a) through (m) for one or more of the items of gain, loss, profit or expense: (i) determined to be extraordinary or unusual in nature or infrequent in occurrence, (ii) related to the disposal of a segment of a business, (iii) related to a change in accounting principles under GAAP, (iv) related to discontinued operations that do not qualify as a segment of a business under GAAP, and (v) attributable to the business operations of any entity acquired by the Company during the fiscal year.

1.27. "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

1.28. "Plan" shall mean the Incentive Award Plan of United Defense Industries, Inc., as the continuation of the United Defense Stock Option Plan.

1.29. "Restricted Stock" shall mean Common Stock awarded under Article VII of the Plan.

1.30. "Restricted Stock Unit" shall mean an Award granted pursuant to Section 8.6 of the Plan.

1.31. "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

1.32. "Section 162(m) Participant" shall mean any key Employee designated by the Administrator as a key Employee whose compensation for the fiscal year in which the key Employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code.

1.33. "Securities Act" shall mean the Securities Act of 1933, as amended.

1.34. "Stock Appreciation Right" shall mean a stock appreciation right granted under Article IX of the Plan.

1.35. "Stock Payment" shall mean (a) a payment in the form of shares of Common Stock, or (b) an option or other right to purchase shares of Common Stock, as part of a deferred compensation arrangement, made in lieu of all or any portion of the compensation, including without limitation, salary, bonuses and commissions, that would otherwise become payable to a key Employee or Consultant in cash, awarded under Article VIII of the Plan.

1.36. "Subsidiary" shall mean (i) with respect to Incentive Stock Options, any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain and (ii) with respect to all other Awards, any entity in which the Company owns an equity interest, either directly or indirectly through one or more entities, which constitutes fifty percent (50%) or more of either the voting securities or the value of such entity.

1.37. "Substitute Award" shall mean an Option granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option.

1.38. "Termination of Consultancy" shall mean the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding terminations where there is a simultaneous commencement of employment with the Company or any Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a Termination of Consultancy resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company or any Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

1.39. "Termination of Directorship" shall mean the time when a Holder who is an Independent Director ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Independent Directors.

1.40. "Termination of Employment" shall mean the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, disability or retirement; but excluding (a) terminations where there is a simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary, (b) at the discretion of the Administrator, terminations which result in a temporary severance of the employee-employer relationship, and (c) at the discretion of the Administrator, terminations which are followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment; provided, however, that, with respect to Incentive Stock Options, unless otherwise determined by the Administrator in its discretion, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Employment if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section.

ARTICLE II.
SHARES SUBJECT TO PLAN

2.1. Shares Subject to Plan.

(a) The shares of stock subject to Awards shall be Common Stock. Subject to adjustment as provided in Section 11.3, the aggregate number of such shares which may be issued with respect to Awards granted under the Plan shall not exceed 9,375,000. The payment of Dividend Equivalents in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

(b) The shares of Common Stock issuable with respect to such Awards may be either previously authorized but unissued shares or treasury shares. In the event that Substitute Awards are granted under the Plan, the aggregate number of shares of Common Stock available under the Plan for Substitute Awards other than substitute Incentive Stock Options shall be increased by the number of shares of Common Stock which may be granted or issued with respect to such Substitute Awards. In no event shall the maximum number of shares of Common Stock which may be issued under this Plan with respect to Incentive Stock Options be increased pursuant to the preceding sentence.

(c) The maximum number of shares which may be subject to Awards granted under the Plan to any individual in any calendar year shall not exceed the Award Limit. To the extent required by Section 162(m) of the Code, shares subject to Options which are canceled continue to be counted against the Award Limit.

2.2. Add-back of Options and Other Rights. If any Award under the Plan expires, terminates or lapses for any reason other than exercise or settlement of such Award for shares of Common Stock, the number of shares subject to such Award shall again be available for grant of an Award pursuant to the Plan, subject to the limitations of Section 2.1. Furthermore, any shares subject to Awards which are adjusted pursuant to Section 11.3 and become exercisable with respect to shares of stock of another corporation shall be considered cancelled and may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1.

ARTICLE III.
GRANTING OF AWARDS

3.1. Award Agreement. Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

3.2. Provisions Applicable to Section 162(m) Participants.

(a) The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code.

(b) Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to a Section 162(m) Participant, including Restricted Stock the restrictions with respect to which lapse upon the attainment of performance goals which are related to one or more of the Performance Criteria and any performance or incentive award described in Article VIII that vests or becomes exercisable or payable upon the attainment of performance goals which are related to one or more of the Performance Criteria.

(c) To the extent necessary to comply with the performance-based compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles VII and VIII which may be granted to one or more Section 162(m) Participants, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Section 162(m) Participants, (ii) select the Performance Criteria applicable to the fiscal year or other designated fiscal period or period of service, (iii) establish the various performance targets, in terms of an objective formula or standard, and amounts of such Awards, as applicable, which may be earned for such fiscal year or other designated fiscal period or period of service, and (iv) specify the relationship between Performance Criteria and the performance targets and the amounts of such Awards, as applicable, to be earned by each Section 162(m) Participant for such fiscal year or other designated fiscal period or period of service. Following the completion of each fiscal year or other designated fiscal period or period of service, the Committee shall certify in writing whether the applicable performance targets have been achieved for such fiscal year or other designated fiscal period or period of service. In determining the amount earned by a Section 162(m) Participant, the Committee shall have the right to reduce (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the fiscal year or other designated fiscal period or period of service.

(d) Furthermore, notwithstanding any other provision of the Plan or any Award which is granted to a Section 162(m) Participant and is intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

3.3. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.4. Consideration. In consideration of the granting of an Award under the Plan, the Holder shall agree, in the Award Agreement, to remain in the employ of (or to consult for or to serve as a Director of, as applicable) the Company or any Subsidiary for a period of at least one year (or such shorter period as may be fixed in the Award Agreement or by action of the Administrator following grant of the Award) after the Award is granted (or, in the case of an Independent Director, until the next annual meeting of stockholders of the Company).

3.5. At-Will Employment. Nothing in the Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Consultant for, the Company or any Subsidiary, or as a director of the Company, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment agreement between the Holder and the Company and any Subsidiary.

ARTICLE IV.
GRANTING OF OPTIONS TO EMPLOYEES, CONSULTANTS AND INDEPENDENT DIRECTORS

4.1. Eligibility. Any Employee, Consultant or Independent Director selected by the Administrator pursuant to Section 4.4(a)(i) shall be eligible to be granted Options at the times and in the manner set forth in this Article IV.

4.2. Disqualification for Stock Ownership. No person may be granted an Incentive Stock Option under the Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary or parent corporation (within the meaning of Section 424(e) of the Code) unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

4.3. Qualification of Incentive Stock Options. No Incentive Stock Option shall be granted to any person who is not an Employee.

4.4. Granting of Options.

(a) The Administrator shall from time to time, in its absolute discretion, and subject to applicable limitations of the Plan:

(i) Determine which Employees, Consultants and Independent Directors (including individuals who have previously received Awards under the Plan) as in its opinion should be granted Options;

(ii) Subject to the Award Limit, determine the number of shares to be subject to such Options;

(iii) Subject to Section 4.3, determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options and whether such Options are to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code; and

(iv) Determine the terms and conditions of such Options, consistent with the Plan; provided, however, that the terms and conditions of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall include, but not be limited to, such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

(b) Upon the selection of an Employee, Consultant or Independent Director to be granted an Option, the Administrator shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

(c) Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code.

4.5. Options in Lieu of Cash Compensation. Options may be granted under the Plan to Employees and Consultants in lieu of cash bonuses which would otherwise be payable to such Employees and Consultants and to Independent Directors in lieu of directors' fees which would otherwise be payable to such Independent Directors, pursuant to such policies which may be adopted by the Administrator from time to time.

ARTICLE V.
TERMS OF OPTIONS

5.1. Option Price. The price per share of the shares subject to each Option granted shall be no less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted; provided, however, that in the case of Incentive Stock Options granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 424(e) of the Code), such price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

5.2. Option Term. No Option may be exercised to any extent by the Holder after the first to occur of the following events:

(a) The expiration of ten years from the date the Option was granted; or

(b) With respect to an Incentive Stock Option in the case of an Holder owning (within the meaning of Section 424(d) of the Code), at the time the Incentive Stock Option was granted, more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary, the expiration of five years from the date the Incentive Stock Option was granted.

5.3. Option Vesting.

(a) The period during which the right to exercise, in whole or in part, an Option vests in the Holder shall be set by the Administrator and the Administrator may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Administrator may, in its sole and absolute discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option granted vests.

(b) No portion of an Option which is unexercisable at Termination of Employment, Termination of Consultancy or Termination of Directorship, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Option.

(c) To the extent that the aggregate Fair Market Value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year (under the Plan and all other incentive stock option plans of the Company or Subsidiary) of the Company, exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. For purposes of this Section 5.3(c), the Fair Market Value of stock shall be determined as of the time the Option with respect to such stock is granted.

5.4. Substitute Awards. Notwithstanding the foregoing provisions of this Article V to the contrary, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of:

(a) The aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award; over

(b) The aggregate exercise price thereof does not exceed the excess of:

(c) The aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company; over

(d) The aggregate exercise price of such shares.

ARTICLE VI.
EXERCISE OF OPTIONS

6.1. Partial Exercise. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

6.2. Manner of Exercise. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or his designee:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its absolute discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal or state securities laws or regulations. The Administrator may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 11.1 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Administrator may, in its discretion, (i) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; (ii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (iv) allow payment, in whole or in part, through the delivery of a full recourse promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under the Code) and payable upon such terms as may be prescribed by the Administrator; (v) allow payment through a broker assisted cash-less exercise procedure; or (vi) allow payment through any combination of the consideration provided in the foregoing subparagraphs (i), (ii), (iii), (iv) and (v). In the case of a promissory note, the Administrator may also prescribe the form of such note and the security to be given for such note. The Option may not be exercised, however, by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law, and payment in the manner prescribed by the preceding sentences shall not be permitted to the extent that the Administrator determines that payment in such manner may result in an extension or maintenance of credit, an arrangement for the extension of credit, or a renewal of an extension of credit in the form of a personal loan to or for any Director or executive officer of the Company that is prohibited by Section 13(k) of the Exchange Act or other applicable law.

6.3. Conditions to Issuance of Stock Certificates. The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

(b) The completion of any registration or other qualification of such shares under any state or federal law, or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The lapse of such reasonable period of time following the exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience; and

(e) The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax, which in the discretion of the Administrator may be in the form of consideration used by the Holder to pay for such shares under Section 6.2(d).

6.4. Rights as Stockholders. Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such Holders.

6.5. Exercise, Ownership and Transfer Restrictions. The Administrator, in its absolute discretion, may impose such restrictions on the exercise of an Option and the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing such shares. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

6.6. Additional Limitations on Exercise of Options. Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE VII.
AWARD OF RESTRICTED STOCK

7.1. Eligibility.

Subject to the Award Limit, Restricted Stock may be awarded to any Employee, Consultant or Independent Director who the Administrator determines should receive such an Award.

7.2. Award of Restricted Stock.

(a) The Administrator may from time to time, in its absolute discretion:

(i) Determine which Employees, Consultants or Independent Directors (including individuals who have previously received Awards under the Plan) as in its opinion should be awarded Restricted Stock; and

(ii) Determine the purchase price, if any, and other terms and conditions applicable to such Restricted Stock, consistent with the Plan.

(b) The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Common Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

(c) Upon the selection of an Employee, Consultant or Independent Director to be awarded Restricted Stock, the Administrator shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

7.3. Rights as Stockholders. Subject to Section 7.4, upon delivery of the shares of Restricted Stock to the escrow holder pursuant to Section 7.6, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in his or her Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that in the discretion of the Administrator, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 7.4.

7.4. Restriction. All shares of Restricted Stock issued under the Plan (including any shares received by holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions as the Administrator shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment with the Company, Company performance and individual performance; provided, however, that, unless the Administrator otherwise provides in the terms of the Award Agreement or otherwise, no share of Restricted Stock granted to a person subject to Section 16 of the Exchange Act shall be sold, assigned or otherwise transferred until at least six months and one day have elapsed from the date on which the Restricted Stock was issued, and provided, further, that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, by action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire. If no consideration was paid by the Holder upon issuance, a Holder's rights in unvested Restricted Stock shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration, upon Termination of Employment, Termination of Consultancy or Termination of Directorship, as applicable.

7.5. Repurchase of Restricted Stock. If consideration was paid by the Holder upon issuance, then the Company shall have the right to repurchase from the Holder the Restricted Stock then subject to restrictions under the Award Agreement immediately upon a Termination of Employment, Termination of Consultancy or Termination of Directorship, at a cash price per share equal to the price paid by the Holder for such Restricted Stock.

7.6. Escrow. The Secretary of the Company or such other escrow holder as the Administrator may appoint shall retain physical custody of each certificate representing Restricted Stock until all of the restrictions imposed under the Award Agreement with respect to the shares evidenced by such certificate expire or shall have been removed.

7.7. Legend. In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Administrator shall cause a legend or legends to be placed on certificates representing all shares of

Restricted Stock that are still subject to restrictions under Award Agreements, which legend or legends shall make appropriate reference to the conditions imposed thereby.

7.8. Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

ARTICLE VIII.
PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, DEFERRED STOCK, STOCK PAYMENTS

8.1. Eligibility. Subject to the Award Limit, one or more Performance Awards, Dividend Equivalents, awards of Deferred Stock and/or Stock Payments may be granted to any Employee, Consultant or Independent Director whom the Administrator determines should receive such an Award.

8.2. Performance Awards.

(a) Any Employee, Consultant or Independent Director selected by the Administrator may be granted one or more Performance Awards. The value of such Performance Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Employee, Consultant or Independent Director.

(b) Without limiting Section 8.2(a), the Committee may grant Performance Awards to any 162(m) Participant in the form of a cash bonus payable upon the attainment of objective performance goals which are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such bonuses paid to 162(m) Participants shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Section 3.2. The maximum amount of any Performance Award payable to a 162(m) Participant under this Section 8.2(b) shall not exceed the Award Limit.[1] Unless otherwise specified by the Committee at the time of grant, the Performance Criteria with respect to a Performance Award payable to a 162(m) Participant shall be determined on the basis of generally accepted accounting principles.

8.3. Dividend Equivalents.

(a) Any Employee, Consultant or Independent Director selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date a Stock Appreciation Right, Deferred Stock or Performance Award is granted, and the date such Stock Appreciation Right, Deferred Stock or Performance Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b) Any Holder of an Option as selected by the Committee may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date an Option is granted, and the date such Option is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

[1] The Company, in its sole discretion, may chose the period by which the Award Limit is measured.

(c) The maximum amount of Dividend Equivalents intended to be qualified performed based compensation for purposes of Section 162(m) of the Code shall not exceed the Award Limit.

8.4. Stock Payments. Any Employee, Consultant or Independent Director selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator. The number of shares shall be determined by the Administrator and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, determined on the date such Stock Payment is made or on any date thereafter.

8.5. Deferred Stock. Any Employee, Consultant or Independent Director selected by the Administrator may be granted an award of Deferred Stock in the manner determined from time to time by the Administrator. The number of shares of Deferred Stock shall be determined by the Administrator and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. Common Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Administrator. Unless otherwise provided by the Administrator, a Holder of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Award has vested and the Common Stock underlying the Award has been issued.

8.6. Restricted Stock Units. Any Employee, Consultant or Independent Director selected by the Administrator may be granted Awards of Restricted Stock Units in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall transfer to the Participant one unrestricted, fully transferable share of Common Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited. The Administrator shall specify the purchase price, if any, to be paid by the grantee to the Company for such shares of Common Stock.

8.7. Term. The term of a Performance Award, Dividend Equivalent, award of Deferred Stock, Restricted Stock Unit and/or Stock Payment shall be set by the Administrator in its discretion.

8.8. Exercise or Purchase Price. The Administrator may establish the exercise or purchase price of a Performance Award, shares of Deferred Stock, Restricted Stock Units or shares received as a Stock Payment; provided, however, that such price shall not be less than the par value of a share of Common Stock, unless otherwise permitted by applicable state law.

8.9. Exercise Upon Termination of Employment, Termination of Consultancy or Termination of Directorship. A Performance Award, Dividend Equivalent, award of Deferred Stock, Restricted Stock Unit and/or Stock Payment is exercisable or payable only while the Holder is an Employee, Consultant or Independent Director, as applicable; provided, however, that the Administrator in its sole and absolute discretion may provide that the Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment may be exercised or paid subsequent to a Termination of Employment following a Corporate Transaction.

8.10. Form of Payment. Payment of the amount determined under Section 8.2, 8.3, or 8.6 above shall be in cash, in Common Stock or a combination of both, as determined by the Administrator. To the extent any payment under this Article VIII is effected in Common Stock, it shall be made subject to satisfaction of all provisions of Section 6.3.

ARTICLE IX.
STOCK APPRECIATION RIGHTS

9.1. Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any Employee, Consultant or Independent Director selected by the Administrator. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

9.2. Coupled Stock Appreciation Rights.

(a) A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

(b) A CSAR may be granted to the Holder for no more than the number of shares subject to the simultaneously or previously granted Option to which it is coupled.

(c) A CSAR shall entitle the Holder (or other person entitled to exercise the Option pursuant to the Plan) to surrender to the Company unexercised a portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying the difference obtained by subtracting the Option exercise price from the Fair Market Value of a share of Common Stock on the date of exercise of the CSAR by the number of shares of Common Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Committee may impose.

9.3. Independent Stock Appreciation Rights.

(a) An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Administrator. An ISAR shall be exercisable in such installments as the Administrator may determine. An ISAR shall cover such number of shares of Common Stock as the Administrator may determine; provided, however, that unless the Administrator otherwise provides in the terms of the ISAR or otherwise, no ISAR granted to a person subject to Section 16 of the Exchange Act shall be exercisable until at least six months have elapsed from (but excluding) the date on which the Option was granted. The exercise price per share of Common Stock subject to each ISAR shall be set by the Administrator. An ISAR is exercisable only while the Holder is an Employee, Director or Consultant; provided, that the Committee may determine that the ISAR may be exercised subsequent to Termination of Employment, Termination of Consultancy or Termination of Directorship without cause, or following a change in control of the Company, or because of the Holder's retirement, death or disability, or otherwise.

(b) An ISAR shall entitle the Holder (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Common Stock on the date of exercise of the ISAR by the number of shares of Common Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Administrator may impose.

9.4. Payment and Limitations on Exercise.

(a) Payment of the amounts determined under Section 9.2(c) and 9.3(b) above shall be in cash, in Common Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee. To the extent such payment is effected in Common Stock it shall be made subject to satisfaction of all provisions of Section 6.3 above pertaining to Options.

(b) Holders of Stock Appreciation Rights may be required to comply with any timing or other restrictions with respect to the settlement or exercise of a Stock Appreciation Right, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE X.
ADMINISTRATION

10.1. Administrator. The Administrator of the Plan shall be the Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) and shall consist solely of two or more Independent Directors appointed by and holding office at the pleasure of the Board, each of whom is both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Independent Directors and with respect to any individual subject to Section 16 of the Exchange Act.

10.2. Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules. Interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. The Administrator shall also have the power to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely; provided, however, that without the approval of the stockholders of the Company, neither the Committee nor the Board shall authorize the amendment of any outstanding Option or SAR to reduce its exercise price. Notwithstanding anything contained herein, no Option or Stock Appreciation Right shall be canceled and replaced with the grant of an Option or Stock Appreciation Right having a lower exercise price without the approval of the stockholders of the Company. Grants or awards under the Plan need not be the same with respect to each Holder.

10.3. Majority Rule; Unanimous Written Consent. The Administrator shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Administrator.

10.4. Compensation; Professional Assistance; Good Faith Actions. Members of the Committee shall receive such compensation, if any, for their services as members as may be determined by the Board. All expenses and liabilities which members of the Administrator incur in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

10.5. Delegation of Authority to Grant Awards. The Administrator may, but need not, delegate from time to time some or all of its authority to grant Awards under the Plan to a committee consisting of one or more members of the Committee or of one or more officers of the Company; provided, however, that the

Administrator may not delegate its authority to grant Awards to individuals (a) who are subject on the date of the grant to the reporting rules under Section 16(a) of the Exchange Act, (b) who are Section 162(m) Participants, or (c) who are officers of the Company who are delegated authority by the Administrator hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Administrator specifies at the time of such delegation of authority and may be rescinded at any time by the Administrator. At all times, any committee appointed under this Section 10.5 shall serve in such capacity at the pleasure of the Administrator.

ARTICLE XI. MISCELLANEOUS PROVISIONS

11.1. Transferability of Awards.

(a) Except as otherwise provided in Section 11.1(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Option, Restricted Stock award, Restricted Stock Unit, Deferred Stock award, Performance Award, Stock Appreciation Right, Dividend Equivalent or Stock Payment or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding clause (i); and

(iii) During the lifetime of any Holder, only he may exercise Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an Option or other Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 11.1(a), the Administrator, in its sole discretion, may determine to permit a Holder to transfer a Non-Qualified Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) a Non-Qualified Stock Option transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Non-Qualified Stock Option which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Non-Qualified Stock Option as applicable to the original Holder (other than the ability to further transfer the Non-Qualified Stock Option); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer. For purposes of this Section 11.1(b), "Permitted Transferee" shall mean, with respect to a Holder, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee), a trust in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator after taking into account any state or federal tax or securities laws applicable to transferable Non-Qualified Stock Options.

11.2. Amendment, Suspension or Termination of the Plan. The Board, at any time and from time to time, may terminate, amend or modify the Plan; *provided, however*, that (i) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (ii) stockholder approval is required for any amendment to the Plan that (A) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), (B) permits the Administrator to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (C) permits the Administrator to extend the term of the Plan or any Option granted hereunder, or (D) increase the Award Limit. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, no Option may be amended to reduce the per share exercise price of the shares subject to such Option below the per share exercise price as of the date the Option is granted and, except as permitted by Article 11, no Option may be granted in exchange for, or in connection with, the cancellation or surrender of an Option having a higher per share exercise price. No amendment, suspension or termination of the Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

11.3. Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a) Subject to Section 11.3(e), in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Administrator's sole discretion, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

(i) The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit);

(ii) The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

(iii) The grant or exercise price with respect to any Award.

(b) Subject to Sections 11.3(c) and 11.3(e), in the event of any transaction or event described in Section 11.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any

Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested or the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that the Award cannot vest, be exercised or become payable after such event;

(iii) To provide that such Award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in Section 5.3 or 5.4 or the provisions of such Award;

(iv) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(v) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future; and

(vi) To provide that, for a specified period of time prior to such event, the restrictions imposed under an Award Agreement upon some or all shares of Restricted Stock or Deferred Stock may be terminated, and, in the case of Restricted Stock, some or all shares of such Restricted Stock may cease to be subject to repurchase under Section 7.5 or forfeiture under Section 7.4 after such event.

(c) Subject to Sections 3.2, 3.3 and 11.3(e), the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

(d) With respect to Awards which are granted to Section 162(m) Participants and are intended to qualify as performance-based compensation under Section 162(m)(4)(C), no adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify under Section 162(m)(4)(C), or any successor provisions thereto. No adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Award shall always be rounded to the next whole number.

(e) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.4. Approval of Plan by Stockholders. The Plan will be submitted for the approval of the Company's stockholders after the date of the Board's initial adoption of the Plan, and any amendment to the Plan increasing the aggregate number of shares of Common Stock issuable under the Plan will be submitted for the approval of the Company's stockholders after the date of the Board's adoption of such amendment. Awards may be granted or awarded prior to such stockholder approval, provided that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Plan is approved by the stockholders, and provided further that if such approval is not obtained, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void. In addition, if the Board determines that Awards other than Options or Stock Appreciation Rights which may be granted to Section 162(m) Participants should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Performance Criteria.

11.5. Tax Withholding. The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Holder of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, exercise or payment of any Award. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow such Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under such Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

11.6. Loans. The Administrator may, in its discretion, extend one or more loans to key Employees in connection with the exercise or receipt of an Award granted or awarded under the Plan, or the issuance of Restricted Stock or Deferred Stock awarded under the Plan. The terms and conditions of any such loan shall be set by the Administrator. Notwithstanding the foregoing, no loan shall be made to an Employee under this Section to the extent such loan shall result in an extension or maintenance of credit, an arrangement for the extension of credit, or a renewal of an extension of credit in the form of a personal loan to or for any Director or executive officer of the Company that is prohibited by Section 13(k) of the Exchange Act or other applicable law. In the event that the Administrator determines in its discretion that any loan under this Section may be or will become prohibited by Section 13(k) of the Exchange Act or other applicable law, the Administrator may provide that such loan shall be immediately due and payable in full and may take any other action in connection with such loan as the Administrator determines in its discretion to be necessary or appropriate for the repayment, cancellation or extinguishment of such loan.

11.7. Forfeiture Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall, to the extent permitted by applicable law, have the right to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Employment, Termination of Consultancy or Termination of Directorship occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Holder incurs a Termination of Employment, Termination of Consultancy or Termination of Directorship for cause.

11.8. Effect of Plan Upon Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

11.9. Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

11.10. Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

11.11. Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof.

* * *

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of United Defense Industries, Inc. on , 200 .

Name:
Title:

* * *

I hereby certify that the foregoing Plan was approved by the stockholders of United Defense Industries, Inc. on , 200 .

Executed on this day of , 200 .

Name:
Title:

ANNUAL MEETING OF STOCKHOLDERS OF

UNITED DEFENSE INDUSTRIES, INC.

April 13, 2004

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20930000000000000000 3 041304

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 and 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
- ○ Frank C. Carlucci
- ○ Peter J. Clare
- ○ William E. Conway, Jr.
- ○ C. Thomas Faulders, III
- ○ Robert J. Natter
- ○ J. H. Binford Peay, III
- ○ Thomas W. Rabaut
- ○ Francis Raborn
- ○ John M. Shalikashvili.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2 Approval of the Amended and Restated Plan.	☐	☐	☐

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement in which Proposals 1 and 2 are fully explained.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

UNITED DEFENSE INDUSTRIES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, APRIL 13, 2004 AT 11:00 A.M.

The undersigned holder of common stock, par value $0.01, of United Defense Industries, Inc. (the "Company") hereby appoints Francis Raborn and David V. Kolovat or either of them, proxies for the undersigned, each with full power of substitution, to represent and to vote as specified in this proxy all common stock of the Company that the undersigned stockholder would be entitled to vote if present in person at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, April 13, 2004 at 11:00 a.m. local time, at the Hyatt Regency Crystal City, 2799 Jefferson Davis Highway, Arlington, Virginia 22202, and at any adjournments or postponements of the Annual Meeting. The undersigned stockholder hereby revokes any proxy or proxies heretofore executed for such matters.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If no direction is given, this proxy will be voted "FOR" each of the proposals and in the discretion of the proxies as to any other matters that may properly come before the Annual Meeting.** The undersigned stockholder may revoke this proxy at any time before it is voted by delivering to the Secretary of the Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 and 2.

PLEASE MARK, SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED RETURN ENVELOPE.

(SEE REVERSE SIDE)

14475

United Defense